2007 annual report and proxy

XILINX®





net revenues FY2001 – FY2007
dollars in billions
source : xilinx



xilinx PLD market segment share CY2000 – CY2006
percent
source : iSuppli

xilinx fiscal 07 financial highlights

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)	FY2007	FY2006
Net Revenues	$ 1,842,739	$ 1,726,250
Operating Income	$ 347,767	$ 412,062
Net Income	$ 350,672	$ 354,149
Diluted EPS	$ 1.02	$ 1.00
Cash dividends declared per share	$ 0.36	$ 0.28
NET REVENUES BY END MARKETS		
(Percent of Total Net Revenues)		
Communications	45%	49%
Consumer & Automotive	16%	15%
Industrial & Other	29%	25%
Data Processing	10%	11%
NET REVENUES BY GEOGRAPHY		
(Percent of Total Net Revenues)		
North America	40%	41%
Asia Pacific	25%	24%
Europe	23%	20%
Japan	12%	15%



consumer, automotive, industrial & other FY2002 – FY2007
percent of total net revenues
source : xilinx



spartan family FY2002 – FY2007
percent of total net revenues
source : xilinx

to our stockholders, customers and employees

INCREASING STOCKHOLDER VALUE

The growing adoption of programmable logic solutions across a broad base of end markets worldwide continues to drive sales growth for Xilinx.

In fiscal 2007, Xilinx achieved record revenues of $1.84 billion, up 7% from $1.73 billion in fiscal 2006 but lower than we had expected. While the year started off on a strong note, excess inventories throughout the supply chain and a slowdown in the telecommunications market resulted in weaker sales in the second half of the year. Gross margin for the fiscal year remained healthy at 61%. In fiscal 2007, Xilinx began expensing stock options. Including stock-based compensation expense, operating profit declined 16% to $348 million. Excluding stock-based compensation expense, operating profit increased 6% in fiscal 2007. Fiscal 2007 operating profit was also impacted by increased research and development investment associated with 65-nanometer (nm) product development as well as continued investment in digital signal processing (DSP) and embedded processing solutions.

Improved return on equity and reduced inventories in fiscal 2007 contributed to a solid balance sheet and we exited the year generating a record $552 million in cash flow from operations, up from $489 million in fiscal 2006.

Xilinx returned more cash to stockholders in fiscal 2007 than ever before. We raised our dividend to nearly a 2% dividend yield, among the highest in the semiconductor industry and an increase of 140% from the first dividend we announced in the first quarter of fiscal 2005. Additionally, we embarked on the most aggressive stock buyback program in our history, repurchasing more than 55 million shares of our stock during the year and reducing our net cash balance to under $1.00 billion.

IMPROVED EXECUTION

Last year, we highlighted the importance of innovation to our Company's success. Equally important is our ability to deliver quality products to the marketplace on time.

During fiscal 2007, we improved our product development process as well as our new product introduction methodology. Incorporating a broader base of customer feedback, designing our chips for more seamless manufacturability and improving product quality are just a few of the improvements.

Heightened focus on product introduction and manufacturing efficiency contributed to the successful rollout of our 65-nm Virtex™-5 family of domain-optimized field programmable gate arrays (FPGAs). Xilinx is currently shipping three of four platforms, Virtex-5 LX, Virtex-5 LXT and Virtex-5 SXT with Virtex-5 FXT shipments scheduled for later in fiscal 2008.

The rapid introduction of our Virtex-5 family has been one of our most successful product launches to date, enabling Xilinx to be the first programmable logic device (PLD) company to introduce 65-nm technology. Sales from our Virtex-5 family approached $5 million in the fourth quarter of fiscal 2007. We estimate that we currently supply nearly 100% of the 65-nm PLD market, an accomplishment enabled by our competitive lead.

SUCCESSFUL DIVERSIFICATION

Our ongoing efforts to diversify into new end markets and applications are reflected in the sales growth of the Consumer & Automotive and Industrial & Other end markets. Combined sales from these end markets increased 21% during the fiscal year representing 45% of our total net revenues, up from 40% in the prior fiscal year and up from 12% five years ago. We continue to forge new applications within the defense, audio, video, broadcast, automotive, scientific and medical end markets.

Much of this growth is attributable to the success of our high-volume Spartan™ family, which represented 25% of Xilinx's total net revenues in fiscal 2007, up from 11% five years ago. Our low-cost Spartan FPGAs, including the 90-nm Spartan-3 families, are being designed into various high-volume products such as digital video recorders, plasma displays and automotive infotainment systems.

Our complex programmable logic devices (CPLDs) are also fueling end market diversification due to their competitive pricing, flexibility and low power. High volume CPLD designs include handsets, GPS navigation systems and MP3 players. Our CPLD sales increased 11% in fiscal 2007 over the previous fiscal year and represented 9% of our total net revenues.

Growth in new end markets enabled Xilinx to expand its total PLD market segment share. According to iSuppli, an independent market research firm, Xilinx's PLD segment share increased to 51% during calendar year 2006, up from 50% in calendar year 2005 and up from 44% five years ago. Xilinx has either gained or maintained PLD market share every calendar year for the past ten years. Consumption of PLDs in the Consumer & Automotive and Industrial & Other end markets is expected to outpace that of the traditional end markets such as Communications and Data Processing and we expect to continue to benefit from successful penetration into these key end markets.

THE YEAR AHEAD

I am pleased with the progress we made in fiscal 2007 and believe our accomplishments will provide a solid foundation for us as we enter fiscal 2008. Xilinx's early and successful rollout of 65-nm technology has enabled us to augment our competitive lead. Our focused diversification strategy is transforming PLDs into a pervasive, mainstream technology found throughout the electronic world. Finally, our cash management strategy demonstrates a firm commitment to returning stockholder value and sets us apart from many others in the semiconductor industry.

As always, we would like to thank our stockholders, customers, employees and partners for their continued support and dedication.

Willem P. Roelandts

President, Chief Executive Officer and
Chairman of the Board of Directors

07

form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended March 31, 2007.

☐ **Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from _____ to _____.

Commission File Number 0-18548

SEC MAIL PROCESSING RECEIVED JUN 2 1 2007 WASH. D.C. 186 SECTION

XILINX®

Xilinx, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**77-0188631**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
2100 Logic Drive, San Jose, CA	**95124**
(Address of principal executive offices)	(Zip Code)

(408) 559-7778

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.01 par value
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant based upon the closing price of the common stock on September 30, 2006 as reported on the NASDAQ Global Select Market was approximately $4,595,143,000. Shares of common stock held by each executive officer and director and by each person who owns 5% or more of the outstanding common stock have been excluded in that such persons may be deemed affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

At May 17, 2007, the registrant had 297,885,246 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Parts of the Proxy Statement for the Registrant's Annual Meeting of Stockholders to be held on August 9, 2007 are incorporated by reference into Part III of this Annual Report on Form 10-K.

Xilinx 2007 Form 10-K

XILINX, INC.
Form 10-K
For the Fiscal Year Ended March 31, 2007

TABLE OF CONTENTS

PART I

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this Annual Report include, among others, those in Items 1. "Business" and 3. "Legal Proceedings" concerning our development efforts, strategy, new product introductions, backlog and litigation. These statements involve numerous known and unknown risks and uncertainties including those discussed throughout this document as well as in Item 1A. "Risk Factors." Forward-looking statements can often be identified by the use of forward-looking words, such as "may," "will," "could," "should," "expect," "believe," "anticipate," "estimate," "continue," "plan," "intend," "project" or other similar words. We disclaim any responsibility to update any forward-looking statement provided in this document.

ITEM 1. BUSINESS

Xilinx, Inc. (Xilinx or the Company) designs, develops and markets complete programmable logic solutions, including advanced integrated circuits (ICs), software design tools, predefined system functions delivered as intellectual property (IP) cores, design services, customer training, field engineering and technical support. The programmable logic devices (PLDs) include field programmable gate arrays (FPGAs) and complex programmable logic devices (CPLDs). These devices are standard products that our customers program to perform desired logic functions. Our products are designed to provide high integration and quick time-to-market for electronic equipment manufacturers in end markets such as communications, industrial, consumer, automotive and data processing. We sell our products globally through independent domestic and foreign distributors, and through direct sales to original equipment manufacturers (OEMs) by a network of independent sales representative firms and by a direct sales management organization.

Xilinx was founded and incorporated in California in February 1984. In April 1990, the Company reincorporated in Delaware. Our corporate facilities and executive offices are located at 2100 Logic Drive, San Jose, California 95124, and our website address is *www.xilinx.com*.

Industry Overview

There are three principal types of ICs used in most digital electronic systems: processors, which generally are utilized for control and computing tasks; memory devices, which are used for storing program instructions and data; and logic devices, which generally are used to manage the interchange and manipulation of digital signals within a system. Xilinx develops PLDs, a type of logic device. Alternatives to PLDs include custom gate arrays, application specific integrated circuits (ASICs) and application specific standard products (ASSPs). These devices all compete with each other since they may be utilized in many of the same types of applications within electronic systems. However, variations in pricing, product performance, reliability, power consumption, density, functionality, ease of use and time-to-market determine the degree to which the devices compete for specific applications.

PLDs have a primary advantage over custom gate arrays, ASICs and ASSPs in that they enable faster time-to-market with shorter design cycles. Users of PLDs can program their design directly into the PLD, using software, thereby allowing users to revise their designs relatively quickly with lower development costs. Since PLDs are programmable, they typically have a larger die size resulting in higher costs per unit compared to custom gate arrays, ASICs and ASSPs, which are customized with a fixed function during wafer fabrication. Custom gate arrays, ASICs and ASSPs, however, generally require longer fabrication lead times and higher up-front costs than PLDs.

PLDs are standard components. This means that the same device type can be sold to many different users for many different applications. As a result, the development cost of PLDs can be spread over a large number of users. Custom gate arrays, ASICs and ASSPs, on the other hand, are custom chips for an individual user for use in a specific application This involves a high up-front cost to users. Technology advances are enabling PLD companies to reduce costs considerably, making PLDs an increasingly attractive alternative to custom gate arrays, ASICs and ASSPs.

An overview of typical PLD end market applications for our products is shown in the following table:

End Markets	Sub-Segments	Applications
Communications	Wireless	• 3G/4G Cellular Base Stations • WiMAX
	Wireline	• Metro Area Networks • FTTx-Passive Optical Networks • DSL Modems
	Networking	• Multi-Service Provisioning Platform (MSPP) • Switches • Routers
Consumer, Automotive, Industrial and Other	Consumer	• Video Display Systems, LCD/PDP Televisions • Digital Video Recorders/Set Top Boxes/ IPTV • Smart Handhelds
	Industrial, Scientific and Medical	• Factory Automation • Medical Imaging • Test and Measurement Equipment
	Audio, Video and Broadcast	• Cable Head-end Systems • Production Switchers • Cameras
	Automotive	• Multimedia Systems • GPS Navigation Systems • Voice Recognition
	Defense and Aerospace	• Satellite Surveillance • Radar and Sonar Systems • Secure Communications
Data Processing	Storage	• Security and Encryption • Network Attached Storage
	Servers	• High End Servers • Computer Peripherals
	Office Automation	• Copiers • Printers

Products

Integral to the future success of our business is the timely introduction of new products that address customer requirements and compete effectively with respect to price, functionality and performance. Software design tools, IP cores, technical support and design services are also critical components that enable our customers to implement their design specifications into our PLDs. Altogether, these products form a comprehensive programmable logic solution. A brief overview of these products follows. Our product families mentioned in the table below are not all-inclusive but they comprise the majority of our revenues. They are our newest product families and are currently being designed into our customers' next generation products. Some of our more mature product families have been excluded from the table although they continue to generate revenues. We operate and track our results in one operating segment for financial reporting purposes.

Product Families

FPGAs	Date Introduced	Densities	Process Technology	Voltage
Virtex™-5	May 2006	31K to 330K Logic Cells	65nm	1.0v
Virtex-4	June 2004	12K to 200K Logic Cells	90nm	1.2v
Virtex-II Pro	March 2002	3K to 99K Logic Cells	130nm	1.5v
Virtex-II	January 2001	576 to 104K Logic Cells	150nm	1.5v
Virtex-E	September 1999	1.7K to 73K Logic Cells	180nm	1.8v
Spartan™-3AN	February 2007	1.5K to 25.3K Logic Cells	90nm	1.2v
Spartan-3A	December 2006	1.5K to 53.1K Logic Cells	90nm	1.2v
Spartan-3E	March 2005	2.2K to 33.2K Logic Cells	90nm	1.2v
Spartan-3	April 2003	1.7K to 74.9K Logic Cells	90nm	1.2v
Spartan-IIE	November 2001	1.7K to 15.6K Logic Cells	150nm	1.8v
Spartan-II	January 2000	432 to 5.3K Logic Cells	180nm	2.5v

CPLDs	Date Introduced	Densities	Process Technology	Voltage
CoolRunner™-II	January 2002	32 to 512 Macrocells	180nm	1.8v
CoolRunner	August 1999	32 to 512 Macrocells	350nm	3.3v
XC9500XL	September 1998	36 to 288 Macrocells	350nm	3.3v

Virtex FPGAs

The Virtex-5 FPGA family consists of 15 devices and is the latest generation Virtex family and the PLD industry's first product family manufactured using 65-nanometer (nm) process technology. The Virtex-5 family consists of four platforms: LX for logic-intensive designs, LXT for high-performance logic with serial connectivity, SXT for high-performance digital signal processing (DSP) with serial connectivity and FXT for embedded processing with serial connectivity. Currently, Xilinx is shipping devices from the Virtex-5 LX platform, LXT platform and SXT platform. Compared to previous 90-nm Virtex family products, this product family offers increased performance, density and features, while reducing dynamic power consumption.

The 17 device Virtex-4 FPGA family consists of three platforms: LX, SX and FX. Virtex-4 LX FPGAs are optimized for logic-intensive designs, Virtex-4 SX FPGAs are optimized for high-performance DSP, and Virtex-4 FX FPGAs are optimized for embedded processing with serial connectivity. These platforms enable customers to select the optimal mix of resources for their particular application. Virtex-4 devices are produced on 90-nm process technology.

Prior generation Virtex families include Virtex-II Pro, Virtex-II, Virtex-E and the original Virtex family.

Spartan FPGAs

The Spartan-3 Generation FPGAs were the PLD industry's first 90-nm FPGAs and were developed as a programmable ASIC alternative for new applications in high growth end markets such as consumer, automotive and low cost networking. The Spartan-3 family is comprised of different platforms including the original Spartan 3 family, the Spartan-3E family, the Spartan-3A family, the Spartan-3AN family and the Spartan-3A DSP family. The Spartan-3E family consists of five devices and is optimized to deliver the lowest cost per logic cell. The Spartan-3A family consists of seven devices and is optimized to deliver the lowest cost per input/output (I/O). The Spartan-3AN family is a nonvolatile FPGA family consisting of five devices that are optimized for cost sensitive applications where security and board space are customer priorities. The Spartan-3A DSP family targets cost-sensitive, high-performance signal processing applications.

Prior generation Spartan families manufactured on older process geometries include Spartan-IIE, Spartan-II, Spartan XL and the original Spartan family.

EasyPath FPGAs

EasyPath™ FPGAs use the same production masks and fabrication process as standard FPGAs and are tested to a specific customer application to improve yield and lower costs. As a result, EasyPath FPGAs provide customers with significant cost reduction when compared to the standard FPGA devices without the conversion risk, conversion engineering effort or the additional time required to move to an ASIC. EasyPath FPGAs are available for the higher density devices of the Virtex-II and Virtex-II Pro families. EasyPath FPGAs will also be available for the higher densities of the Virtex-4 and Virtex-5 families. Customers purchasing EasyPath FPGAs must meet certain minimum order requirements and pay a custom test generation charge.

CPLDs

CPLDs operate on the low end of the programmable logic density spectrum. CPLDs are single chip, nonvolatile solutions characterized by instant-on and universal interconnect.

The CoolRunner-II family is Xilinx's latest generation CPLD family with six devices shipping. CoolRunner-II CPLDs combine the advantages of ultra low power consumption with the benefits of high performance and low cost. While CoolRunner-II is suitable for a wide variety of end markets and applications, the ultra low power consumption and small package profiles of these devices have led to their acceptance in the growing portable consumer electronics marketplace.

The CoolRunner XPLA3 family was the first CPLD product to combine very low power consumption with high density and high I/O counts in a single device. This family consists of six devices.

Prior generation CPLD families include the XC9500, XC9500XL and XC9500XV which offer low cost, high performance and in-system programmability for 5.0-volt, 3.3-volt and 2.5-volt systems, respectively. These families are widely used in communications and industrial applications.

Support Products

Software Solutions

We offer complete software solutions that enable customers to implement their design specifications into our PLDs. These software design tools combine a powerful technology with a flexible, easy-to-use graphical interface to help achieve the best possible designs within each customer's project schedule, regardless of the designer's experience level. Our software design tools operate on personal computers running Microsoft Windows 2000, XP and Linux operating systems, and on workstations from Sun Microsystems running Solaris.

The Xilinx ISE™ (Integrated Software Environment) family fits a wide range of customer needs. ISE also integrates with a wide range of third-party electronic design automation (EDA) software offerings and point-tool solutions to deliver the most flexible design environment available.

All Xilinx FPGA and CPLD device families are supported by ISE, including the newest Virtex, Spartan and CoolRunner device families.

Processing Solutions

Xilinx offerings in the areas of DSP and Embedded Processing are aimed at solving system level problems of non-traditional users such as system architects and software engineers. Processing Solutions enable new growth for Xilinx beyond the PLD market segment by building and delivering a configurable processing platform, tools, and IP for specific vertical markets. Products available include LogiCORE™ IP, Connectivity Cores, MicroBlaze™ and Power PC™ processors, System Generator for DSP, AccelDSP™ architectural synthesis, Platform Studio tool and the Embedded Development Kit.

Configuration Solutions

Through our Configuration Solutions Group, Xilinx offers a range of one-time programmable and in-system programmable storage devices to configure Xilinx FPGAs. The PlatformFlash PROM (programmable read only memory) family is our newest offering. This family ranges in density from 1 to 32 megabits and offers full in-system programmability at the lowest cost per megabit of any Xilinx configuration solution. Older solutions include our XC1700 family (one-time programmable with density up to 16 megabits), and the XC1800 family (in-system programmable with density up to 4 megabits). Our PROM solutions support all of our FPGA devices.

Global Services

To extend our customers' technical capabilities and shorten their design times, we offer a portfolio of global services, which includes education, design and support services. In addition, we offer a personalized online technical resource, *www.mysupport.xilinx.com*.

Please see information under the caption "Results of Operations – Net Revenues" in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" for information about our revenues from our classes of products.

Research and Development

Our research and development activities are primarily directed towards the design of new ICs, the development of new software design automation tools for hardware and embedded software, the design of IP cores of logic and the adoption of advanced semiconductor manufacturing processes for ongoing cost reductions, performance and signal integrity improvements and lowering power consumption. As a result of our research and development efforts, we have introduced a number of new products during the past years including the Virtex-5 and Virtex-4 series of FPGAs, and the Spartan-3 FPGA series. Additionally, we have made major enhancements to our IP core offerings and introduced new versions of our ISE software. To support embedded processing and DSP design on our platform FPGA devices, the Platform Studio tool suite and System Generator for DSP have been further enhanced. We extended our collaboration with our foundry suppliers in the development of 90-nm and 65-nm complementary metal oxide semiconductor (CMOS) manufacturing technology and we are the first company in the PLD industry to ship 65-nm devices.

Our research and development challenge is to continue to develop new products that create cost-effective solutions for customers. In fiscal 2007, 2006 and 2005, our research and development expenses were $388.1 million, $326.1 million and $307.4 million, respectively. We believe technical leadership and innovation are essential to our future success and we are committed to continuing a significant level of research and development effort. However, there can be no assurance that any of our research and development efforts will be successful, timely or cost-effective.

Sales and Distribution

We sell our products to OEMs and to electronic components distributors who resell these products to OEMs or subcontract manufacturers.

We use a dedicated global sales and marketing organization as well as independent sales representatives to generate sales. In general, we focus our direct demand creation efforts on a limited number of key accounts with independent sales representatives often addressing those customers in defined territories. Distributors create demand within the balance of our customer base. Distributors also provide vendor managed inventory, value added services and logistics for a wide range of our OEM customers.

Whether Xilinx, the independent sales representative, or the distributor identifies the sales opportunity, a local distributor will process and fulfill the majority of all customer orders. In such situations, distributors are the legal sellers of the products and as such they bear all risks generally related to the sale of commercial goods, such as credit loss, inventory shrinkage and theft, as well as foreign currency fluctuations.

In accordance with our distribution agreements and industry practice, we have granted the distributors the contractual right to return certain amounts of unsold product on a periodic basis and also receive price adjustments for unsold product in the case of a subsequent change in list prices. Revenue recognition on shipments to distributors worldwide is deferred until the products are sold to the distributor's end customer.

Avnet, Inc. (Avnet) distributes the substantial majority of our products worldwide. No end customer accounted for more than 10% of our net revenues in fiscal 2007, 2006 or 2005. In July 2005, two of the Company's distributors, Avnet and the Memec Group (Memec), consolidated and merged into one entity, with Avnet as the surviving company. As of March 31, 2007 and April 1, 2006, the combined Avnet/Memec entity accounted for 86% and 78% of the Company's total accounts receivable, respectively. Resale of product through this combined entity accounted for 67% of the Company's worldwide net revenues in fiscal 2007. Had this acquisition been completed for all periods presented, resale of product through this combined entity would have accounted for 70% and 76% of the Company's worldwide net revenues in fiscal 2006 and 2005, respectively. We also use other regional distributors throughout the world. From time to time, we may add or terminate distributors in specific geographies, as we deem appropriate given the level of business and their performance. We believe distributors provide a cost-effective means of reaching a broad range of customers while providing efficient logistics services. Since PLDs are standard products, they do not present many of the inventory risks to distributors posed by custom gate arrays, and they simplify the requirements for distributor technical support. See Note 2 to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for information about concentrations of credit risk. Please also see Note 14 to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for financial information about our revenues from external customers and domestic and international operations.

Backlog

As of March 31, 2007, our backlog from OEM customers and backlog from end customers reported by our distributors scheduled for delivery within the next three months was $190.0 million, compared to $223.0 million as of April 1, 2006. Orders from end customers to our distributors are subject to changes in delivery schedules or to cancellation without significant penalty. As a result, backlogs from both OEM customers and end customers reported by our distributors as of any particular period may not be a reliable indicator of revenue for any future period.

Wafer Fabrication

As a fabless semiconductor company, we do not manufacture wafers used for our products. Rather, we purchase wafers from multiple foundries including United Microelectronics Corporation (UMC), Toshiba Corporation (Toshiba) and Seiko Epson Corporation (Seiko). Currently, UMC manufactures the substantial majority of our wafers. Precise terms with respect to the volume and timing of wafer production and the pricing of wafers produced by the semiconductor foundries are determined by our periodic negotiations with the wafer foundries.

Our strategy is to focus our resources on market development and creating new ICs and software design tools rather than on wafer fabrication. We continuously evaluate opportunities to enhance foundry relationships and/or obtain additional capacity from our main suppliers as well as other suppliers of leading-edge process technologies. As a result, we entered into agreements with UMC, Toshiba and Seiko as discussed below.

In September 1995, we entered into a joint venture with UMC and other parties to construct a wafer fabrication facility in Taiwan, known as United Silicon Inc. (USIC). In January 2000, as a result of the merger of USIC into UMC, our equity position in USIC was converted into shares of UMC, which are publicly traded on the Taiwan Stock Exchange. We retain monthly guaranteed wafer capacity rights in UMC as long as we retain a certain percentage of our original UMC shares. Also see Note 4 to our consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data."

In fiscal 1997, we signed a wafer purchasing agreement with Seiko that was amended in fiscal 1998, 1999 and 2000. Seiko manufactures wafers for our older, more mature product lines.

In October 2004, the Company entered into an advanced purchase agreement with Toshiba under which the Company paid Toshiba a total of $100.0 million in two equal installments for advance payment of silicon wafers produced under the agreement. The original agreement was extended to December 2007. The entire advance payment of $100.0 million is being reduced by wafer purchases from Toshiba and any unused portion is fully refundable in December 2007 if Toshiba is not able to maintain ongoing production and quality criteria or if future wafer purchases do not exceed the total amount advanced. The balance of the advance payment remaining was $40.0 million at March 31, 2007.

Sort, Assembly and Test

Wafers purchased are sorted by the foundry, independent sort subcontractors, or by Xilinx. Sorted wafers are assembled by subcontractors. During the assembly process, the wafers are separated into individual die, which are then assembled into various package types. Following assembly, the packaged units are tested by Xilinx personnel at our San Jose, California, Dublin, Ireland or Singapore facilities or by independent test subcontractors. We purchase most of our assembly and some of our testing services from Siliconware Precision Industries Ltd. in Taiwan and from Amkor Technology, Inc. in Korea and the Philippines.

Quality Certification

Xilinx achieved ISO 9001 quality certification in 1995 in San Jose, California, in 2001 in Dublin, Ireland and in 2004 in Longmont, Colorado, the main site for our software development efforts. In addition, Xilinx achieved ISO 14001, TL 9000 and TS 16949 environmental and quality certifications in the San Jose, Dublin and Singapore locations.

Patents and Licenses

While our various proprietary intellectual property rights are important to our success, we believe our business as a whole is not materially dependent on any particular patent or license, or any particular group of patents or licenses. As of March 31. 2007, we held 1,562 issued United States patents relating to our products, which vary in duration. We maintain an active program of filing for additional patents in the areas of, but not limited to, software, IC architecture, system design, testing methodologies and other technologies relating to PLDs. We intend to vigorously protect our intellectual property. We believe that failure to enforce our intellectual property rights (for example, patents, copyrights and trademarks) or to effectively protect our trade secrets could have an adverse effect on our financial condition and results of operations. In the future, we may incur litigation expenses to enforce our intellectual property rights against third parties. However, any such litigation may or may not be successful.

We have acquired various software licenses that permit us to grant sublicenses to our customers for certain third party software programs licensed with our software design tools. In addition, we have licensed certain software for internal use in product design. We are also licensed under certain third party patents and have provided some third parties licenses under Company patents.

Employees

As of March 31, 2007, we had 3,353 employees compared to 3,295 at the end of the prior fiscal year. None of our employees are represented by a labor union. We have not experienced any work stoppages and believe we maintain good employee relations.

Executive Officers of the Registrant

Certain information regarding each of Xilinx's executive officers is set forth below:

Name	Age	Position
Willem P. Roelandts	62	President, Chief Executive Officer and Chairman of the Board of Directors
Patrick W. Little	44	Vice President, Worldwide Sales and Services
Iain M. Morris	50	Executive Vice President and General Manager
Jon A. Olson	53	Senior Vice President, Finance and Chief Financial Officer
Boon C. Ooi	53	Vice President, Worldwide Operations
Omid Tahernia	46	Vice President and General Manager
Sandeep S. Vij	41	Vice President, Worldwide Marketing

There are no family relationships among the executive officers of the Company or the Board of Directors.

Willem P. "Wim" Roelandts joined the Company in January 1996 as Chief Executive Officer and a member of the Company's Board of Directors. In April 1996, Mr. Roelandts was appointed to the additional position of President of the Company and he assumed the role of Chairman of the Board of Directors on August 7, 2003 upon the retirement of Bernard V. Vonderschmitt. Prior to joining the Company, he served at Hewlett-Packard Company as Senior Vice President and General Manager of Computer Systems Organizations from August 1992 through January 1996 and as Vice President and General Manager of the Network Systems Group from December 1990 through August 1992. Mr. Roelandts also serves as a director of Applied Materials, Inc.

Patrick W. Little joined the Company in March 2003 as Vice President and General Manager and was promoted in March 2005 to Vice President of Worldwide Sales. Mr. Little was promoted to his current position of Vice President, Worldwide Sales and Services in December 2005. From September 1999 to March 2003, he served as President and CEO of Believe, Inc. Mr. Little served as Executive Vice President of Sales and Marketing at Rendition, Inc. from March 1998 to September 1999. He was General Manager of the Audio Business Division of Diamond Multimedia Systems, Inc., and held various senior management positions at Trident Microsystems, Inc. and Opti, Inc., from 1992 to 1998.

Iain M. Morris joined the Company in November 2006 as Executive Vice President and General Manager. From December 2003 to May 2006, Mr. Morris was Senior Vice President at Advanced Micro Devices, Inc. with responsibility for the Digital Media and Pervasive Computing Group. From February 2001 to August 2003, Mr. Morris served at Hewlett-Packard Company, where he was Senior Vice President of Mobility and Emerging Business and President of Embedded and Personal Systems, respectively. Prior to joining Hewlett-Packard Company, he spent nearly 25 years at Motorola, Inc. serving in a variety of positions where he oversaw divisions involved with engineering, product development, marketing and direct sales.

Jon A. Olson joined the Company in June 2005 as Vice President, Finance and Chief Financial Officer. Mr. Olson was promoted to his current position of Senior Vice President, Finance and Chief Financial Officer in August 2006. He has overall responsibility for worldwide finance, tax, business and strategy development, information technology, treasury and investor relations and administrative responsibility for internal audit. Prior to joining the Company, Mr. Olson spent more than 25 years at Intel Corporation serving in a variety of positions, including Vice President, Finance and Enterprise Services, Director of Finance.

Boon C. Ooi joined the Company in November 2003 as Vice President, Worldwide Operations. He has overall responsibility for worldwide manufacturing, testing, assembly engineering and supply chain management for Xilinx programmable logic devices. Mr. Ooi also oversees strategic management of the Company's semiconductor foundry and packaging suppliers. Prior to joining the Company, Mr. Ooi spent more than 25 years at Intel Corporation serving in a variety of positions, including Vice President of the Corporate Technology Group and Director of Operations.

Omid Tahernia joined the Company in August 2004 as Vice President and General Manager. Prior to joining the Company, Mr. Tahernia worked at Motorola, Inc. for over 20 years in both the equipment and semiconductor segments. From January 1999 to May 2003, he served at Motorola Semiconductor as Vice President and General Manager of the Wireless and Mobile Systems Division driving chipset platforms including baseband processors and from May 2003 to June 2004 as Vice President and Director of Worldwide Strategy and Business Development for the Wireless Group. Previously, Mr. Tahernia held various management positions in Motorola's Paging Division.

Sandeep S. Vij joined the Company in April 1996 as Director, FPGA Marketing and was promoted to Vice President, Marketing and General Manager in October 1996. Mr. Vij assumed his current position of Vice President, Worldwide Marketing in July 2001. From 1990 until April 1996, he served at Altera Corporation in a variety of marketing roles. Mr. Vij also serves as a director of Coherent Inc.

Additional Information

Our Internet address is *www.xilinx.com*. We make available, via a link through our investor relations website located at *www.investor.xilinx.com*, access to our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission (SEC). All such filings on our investor relations website are available free of charge. Further, a copy of this Annual Report on Form 10-K is located at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding our filings at *http://www.sec.gov*. The content on any website referred to in this filing is not incorporated by reference into this filing unless expressly noted otherwise.

Additional information required by this Item 1 is incorporated by reference to the section captioned "Net Revenues – Net Revenues by Geography" in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and to Note 14 to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data."

ITEM 1A. RISK FACTORS

The following risk factors and other information included in this Annual Report on Form 10-K should be carefully considered. The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties not presently known to the Company or that the Company's management currently deems immaterial also may impair its business operations. If any of the risks described below were to occur, our business, financial condition, operating results and cash flows could be materially adversely affected.

The semiconductor industry is characterized by rapid technological change, intense competition and cyclical market patterns which contribute to create factors that may affect our future operating results including:

Market Demand

- increased dependence on turns orders (orders received and shipped within the same fiscal quarter);
- limited visibility of demand for products, especially new products;
- reduced capital spending by our customers;
- weaker demand for our products or those of our customers due to a prolonged period of economic uncertainty;
- excess inventory at Xilinx and within the supply chain including overbuilding of OEM products;
- additional excess and obsolete inventories and corresponding write-downs due to a significant deterioration in demand;
- inability to manufacture sufficient quantities of a given product in a timely manner;
- inability to obtain manufacturing or test and assembly capacity in sufficient volume;
- inability to predict the success of our customers' products in their markets;
- an unexpected increase in demand resulting in longer lead times that causes delays in customer production schedules;
- dependence on the health of the end markets and customers we serve;

Competitive Environment

- price and product competition, which can change rapidly due to technological innovation;
- customers converting to ASIC or ASSP designs from Xilinx PLDs;
- faster than normal erosion of average selling prices;
- timely introduction of new products and ability to manufacture in sufficient quantities at introduction;

Technology

- lower gross margins due to product or customer mix shifts and reduced manufacturing efficiency;
- failure to retain or attract specialized technical/management personnel;
- timely introduction of advanced manufacturing technologies;
- ability to safeguard the Company's products from competitors by means of patents and other intellectual property protections;
- impact of new technologies which result in rapid escalation of demand for certain products with corresponding declines in demand for others;
- ability to successfully manage multiple vendor relationships;

Other

- changes in accounting pronouncements;
- dependence on distributors to generate sales and process customer orders;
- disruption in sales generation, order processing and logistics if a distributor materially defaults on a contract;
- impact of changes to current export/import laws and regulations;

* volatility of the securities market, particularly as it relates to the technology sector;
* unexpected product quality issues;
* global events impacting the world economy or specific regions of the world;
* increase in the cost of natural resources;
* parts shortages at our suppliers;
* failure of information systems impacting financial reporting;
* catastrophes that impact the ability of our supply chain to operate or deliver product; and
* higher costs associated with multiple foundry relationships.

We attempt to identify changes in market conditions as soon as possible; however, the dynamics of the market make prediction of and timely reaction to such events difficult. Due to these and other factors, our past results, including those described in this report, are much less reliable predictors of the future than with companies in many older, more stable and mature industries. Based on the factors noted herein, we may experience substantial fluctuations in future operating results.

Our results of operations are impacted by global economic and political conditions, dependence on new products, dependence on independent manufacturers and subcontractors, competition, intellectual property, potential effect of new accounting pronouncements, financial reporting and internal controls environment and litigation, each of which is discussed in greater detail below.

Potential Effect of Global Economic and Political Conditions

Sales and operations outside of the U.S. subject us to the risks associated with conducting business in foreign economic and regulatory environments. Our financial condition and results of operations could be adversely affected by unfavorable economic conditions in countries in which we do significant business and by changes in foreign currency exchange rates affecting those countries. For example, we have sales and operations in the Asia Pacific region, Japan and Europe. Past economic weakness in these markets adversely affected revenues, and such conditions may occur in the future. Sales to all direct OEMs and distributors are denominated in U.S. dollars. While the recent movement of the Euro and Yen against the U.S. dollar had no material impact to our business, increased volatility could impact our European and Japanese customers. Currency instability may increase credit risks for some of our customers and may impair our customers' ability to repay existing obligations. Increased currency volatility could also positively or negatively impact our foreign currency denominated costs, assets and liabilities. Any or all of these factors could adversely affect our financial condition and results of operations in the future.

Our financial condition and results of operations are increasingly dependent on the global economy. Any instability in worldwide economic environments occasioned, for example, by political instability or terrorist activity could impact economic activity and could lead to a contraction of capital spending by our customers. Additional risks to us include U.S. military actions, changes in U.S. government spending on military and defense activities impacting defense-associated sales, economic sanctions imposed by the U.S. government, government regulation of exports, imposition of tariffs and other potential trade barriers, reduced protection for intellectual property rights in some countries, rising oil prices and generally longer receivable collection periods. Moreover, our financial condition and results of operations could be affected in the event of political conflicts or economic crises in countries where our main wafer providers, end customers and contract manufacturers who provide assembly and test services worldwide, are located.

Dependence on New Products

Our success depends in large part on our ability to develop and introduce new products that address customer requirements and compete effectively on the basis of price, density, functionality, power consumption and performance. The success of new product introductions is dependent upon several factors, including:

* timely completion of new product designs;
* ability to generate new design opportunities (design wins);
* availability of specialized field application engineering resources supporting demand creation and customer adoption of new products;
* ability to utilize advanced manufacturing process technologies on circuit geometries of 65nm and smaller;
* achieving acceptable yields;
* ability to obtain adequate production capacity from our wafer foundries and assembly subcontractors;
* ability to obtain advanced packaging;

- availability of supporting software design tools;
- utilization of predefined IP cores of logic;
- customer acceptance of advanced features in our new products; and
- successful deployment of electronic systems by our customers.

Our product development efforts may not be successful, our new products may not achieve industry acceptance and we may not achieve the necessary volume of production that would lead to further per unit cost reductions. Revenues relating to our mature products are expected to decline in the future, which is normal for our product life cycles. As a result, we may be increasingly dependent on revenues derived from design wins for our newer products as well as anticipated cost reductions in the manufacture of our current products. We rely primarily on obtaining yield improvements and corresponding cost reductions in the manufacture of existing products and on introducing new products that incorporate advanced features and other price/performance factors that enable us to increase revenues while maintaining consistent margins. To the extent that such cost reductions and new product introductions do not occur in a timely manner, or to the extent that our products do not achieve market acceptance at prices with higher margins, our financial condition and results of operations could be materially adversely affected.

Dependence on Independent Manufacturers and Subcontractors

During fiscal 2007, nearly all of our wafers were manufactured either in Taiwan, by UMC or in Japan, by Toshiba or Seiko. Terms with respect to the volume and timing of wafer production and the pricing of wafers produced by the semiconductor foundries are determined by periodic negotiations between Xilinx and these wafer foundries, which usually result in short-term agreements. We are dependent on these foundries, especially UMC, which supplies the substantial majority of our wafers. We rely on UMC to produce wafers with competitive performance and cost attributes. These attributes include an ability to transition to advanced manufacturing process technologies and increased wafer sizes, produce wafers at acceptable yields, and deliver them in a timely manner. We cannot guarantee that the foundries that supply our wafers will not experience manufacturing problems, including delays in the realization of advanced manufacturing process technologies. In addition, greater demand for wafers produced by the foundries without an offsetting increase in foundry capacity, raises the likelihood of potential wafer price increases and wafer shortages.

UMC's foundries in Taiwan and Toshiba's and Seiko's foundries in Japan as well as many of our operations in California are centered in areas that have been seismically active in the recent past. Should there be a major earthquake in our suppliers' or our operating locations in the future, our operations, including our manufacturing activities, may be disrupted. This type of disruption could result in our inability to ship products in a timely manner, thereby materially adversely affecting our financial condition and results of operations. Additionally, disruption of operations at these foundries for any reason, including other natural disasters such as fires or floods, as well as disruptions in access to adequate supplies of electricity, natural gas or water could cause delays in shipments of our products, and could have a material adverse effect on our results of operations.

We are also dependent on subcontractors to provide semiconductor assembly, test and shipment services. Any prolonged inability to obtain wafers with competitive performance and cost attributes, adequate yields or timely delivery, unavailability of or disruption in assembly, test or shipment services, or any other circumstance that would require us to seek alternative sources of supply, could delay shipments and have a material adverse effect on our ability to meet customer demand reducing net sales and negatively impacting our financial condition and results of operations.

Competition

Our PLDs compete in the logic IC industry, an industry that is intensely competitive and characterized by rapid technological change, increasing levels of integration, product obsolescence and continuous price erosion. We expect increased competition from our primary PLD competitors, Altera Corporation (Altera), Lattice Semiconductor Corporation and Actel Corporation, from the ASIC market, which has been ongoing since the inception of FPGAs, from the ASSP market, and from new companies that may enter the traditional programmable logic market segment. We believe that important competitive factors in the logic industry include:

- product pricing;
- time-to-market;
- product performance, reliability, quality, power consumption and density;
- field upgradability;
- adaptability of products to specific applications;

- ease of use and functionality of software design tools;
- functionality of predefined IP cores of logic;
- inventory management;
- access to leading-edge process technology and assembly capacity; and
- ability to provide timely customer service and support.

Our strategy for expansion in the logic market includes continued introduction of new product architectures that address high-volume, low-cost and low-power applications as well as high-performance, high-density applications. In addition, we anticipate continued price reductions proportionate with our ability to lower the cost for established products. However, we may not be successful in achieving these strategies.

Other competitors include manufacturers of:

- high-density programmable logic products characterized by FPGA-type architectures;
- high-volume and low-cost FPGAs as programmable replacements for ASICs and ASSPs;
- ASICs and ASSPs with incremental amounts of embedded programmable logic;
- high-speed, low-density CPLDs;
- high-performance DSP devices;
- products with embedded processors;
- products with embedded multi-gigabit transceivers; and
- other new or emerging programmable logic products.

Several companies have introduced products that compete with ours or have announced their intention to enter the PLD segment. To the extent that our efforts to compete are not successful, our financial condition and results of operations could be materially adversely affected.

The benefits of programmable logic have attracted a number of competitors to the market segment. We recognize that different applications require different programmable technologies, and we are developing architectures, processes and products to meet these varying customer needs. Recognizing the increasing importance of standard software solutions, we have developed common software design tools that support the full range of our IC products. We believe that automation and ease of design are significant competitive factors in the PLD market segment.

We could also face competition from our licensees. We have granted limited rights to other companies with respect to certain of our older technology which may enable them to manufacture and market products which may be competitive with some of our older products. For example, in July 2001, in connection with a settlement of patent litigation with Altera, we entered into a royalty-free patent cross license agreement which terminated in July 2006.

Intellectual Property

We rely upon patent, copyright, trade secret, mask work and trademark laws to protect our intellectual property. We cannot provide assurance that such intellectual property rights can be successfully asserted in the future or will not be invalidated, circumvented or challenged. From time to time, third parties, including our competitors, have asserted patent, copyright and other intellectual property rights to technologies that are important to us. Third parties may assert infringement claims against us in the future; assertions by third parties may result in costly litigation and we may not prevail in such litigation or be able to license any valid and infringed patents from third parties on commercially reasonable terms. Litigation, regardless of its outcome, could result in substantial costs and diversion of our resources. Any infringement claim or other litigation against us or by us could materially adversely affect our financial condition and results of operations.

Considerable Number of Common Shares Subject to Future Issuance

As of March 31, 2007, we had 2.00 billion authorized common shares, of which 295.9 million shares were outstanding. In addition, 99.7 million common shares were reserved for issuance pursuant to employee stock option and employee stock purchase plans (Equity Plans), and 32.1 million shares were reserved for issuance upon conversion or repurchase of the 3.125% junior subordinated convertible debentures (debentures). The availability of substantial amounts of our common shares resulting from the exercise or settlement of equity awards outstanding under our Equity Plans or the conversion or repurchase of debentures using common shares, which would be dilutive to existing security holders, could adversely affect the prevailing market price of our common shares and could impair our ability to raise additional capital through the sale of equity securities.

Potential Effect of New Accounting Pronouncements

There may be potential new accounting pronouncements or regulatory rulings, which may have an impact on our future financial condition and results of operations. For example, the accounting method for convertible debt securities with net share settlement, such as our debentures, may be subject to change. Under the accounting rules currently in effect, for the purpose of calculating diluted net income per common share, a convertible debt security providing for net share settlement of the conversion value and meeting specified requirements under applicable accounting rules, is accounted for interest expense purposes similarly to non-convertible debt. As a result, stated coupon constituting interest expense and any shares issuable upon conversion of the debt security would be accounted for under the treasury stock method. The effect of the treasury stock method is that the shares potentially issuable upon conversion of the debentures are not included in the calculation of our diluted net income per common share except to the extent that the conversion value of the debentures exceeds their principal amount, in which event the number of shares of our common stock necessary to settle the conversion are treated as having been issued for diluted net income per common share purposes.

The accounting method for net share settled convertible securities is currently under consideration by the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board (FASB). Under consideration is a proposed method for accounting for net share settled convertible securities under which the debt and equity components of the security would be bifurcated and accounted for separately. We cannot predict the outcome of this process or any other changes in generally accepted accounting principles (GAAP) that may affect accounting for convertible debt securities. Any change in the accounting method for convertible debt securities could have an adverse impact on our financial results. These impacts could adversely affect the trading price of our common stock and in turn negatively impact the trading price of the debentures.

Please see Note 11 to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for additional information about the debentures. Please also see Note 2 to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for additional information about recent accounting pronouncements.

Financial Reporting and Internal Controls Environment

We are subject to the ongoing internal control provisions of Section 404 of the Sarbanes-Oxley Act of 2002 (the Act). Our controls necessary for continued compliance with the Act may not operate effectively at all times and may result in a material weakness disclosure. The identification of material weaknesses in internal control, if any, could indicate a lack of proper controls to generate accurate financial statements. Further, our internal control effectiveness may be impacted if we are unable to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies.

Litigation

See Item 3. "Legal Proceedings."

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

Our corporate offices, which include the administrative, sales, customer support, marketing, research and development and manufacturing and testing groups, are located in San Jose, California. This main site consists of adjacent buildings providing 588,000 square feet of space, which we own. We also own two parcels of land totaling approximately 121 acres in South San Jose near our corporate facility. At present, we do not have any plans to develop the land. We also have a 106,000 square foot leased facility in San Jose which we do not occupy and which is presently listed for subleasing.

In addition, we own a 223,000 square foot facility in the metropolitan area of Dublin, Ireland which serves as our regional headquarters in Europe. The Irish facility is primarily used for manufacturing and testing of our products, service and support for our customers in Europe, research and development and information technology (IT) support.

In April 2004, we entered into a sublease on a 15,000 square foot facility in Singapore, which serves as our Asia Pacific regional headquarters. Subsequent to this sublease, in late 2004 and in 2005, we subleased an additional 15,000 square feet of office space and test floor area in the same facility. The Singapore facility is primarily used for manufacturing and testing of our products, service and support for our customers in Asia Pacific/Japan, coordination and management of certain third parties in our supply chain and research and development. In November 2005, Xilinx made an investment commitment of $37.0 million for a new building in Singapore. Construction commenced on schedule in November 2005 and the project is expected to be completed in June 2007. Once completed, the new building is expected to have 222,000 square feet of available space.

We also own a 130,000 square foot facility in Longmont, Colorado. The Longmont facility serves as the primary location for our software efforts in the areas of research and development, manufacturing and quality control. In addition, we also own a 200,000 square foot facility and 40 acres of land adjacent to the Longmont facility for future expansion. The facility is partially leased to tenants under short-term lease agreements and partially used by the Company.

We own a 45,000 square foot facility in Albuquerque, New Mexico which is used for the development of our CoolRunner CPLD product families as well as IP cores. We lease office facilities for our engineering design centers in Austin, Texas, Grenoble, France and Edinburgh, Scotland.

We also lease sales offices in various locations throughout North America, which include the metropolitan areas of Chicago, Dallas, Denver, Los Angeles, Nashua, Ottawa, Raleigh, San Diego, San Jose and Toronto as well as international sales offices located in the metropolitan areas of Beijing, Brussels, Helsinki, Hong Kong, London, Milan, Munich, Osaka, Paris, Seoul, Shanghai, Shenzhen, Stockholm, Taipei, Tel Aviv and Tokyo.

ITEM 3. LEGAL PROCEEDINGS

Internal Revenue Service

The Internal Revenue Service (IRS) audited and issued proposed adjustments to the Company for fiscal 1996 through 2001. The Company filed petitions with the Tax Court in response to assertions by the IRS relating to fiscal 1996 through 2000. To date, all issues have been settled with the IRS except as described in the following paragraph.

On August 30, 2005, the Tax Court issued its opinion concerning whether the value of stock options must be included in the cost sharing agreement with Xilinx Ireland. The Tax Court agreed with the Company that no amount for stock options was to be included in the cost sharing agreement, and thus, the Company had no tax, interest, or penalties due for this issue. The decision was entered by the Tax Court on May 31, 2006. On August 25, 2006, the IRS appealed the decision to the U.S. Court of Appeal for the Ninth Circuit. The IRS and the Company have each filed briefs. The briefing is now complete and the parties are waiting for the U.S. Court of Appeal for the Ninth Circuit to set a date for oral arguments.

Other than as stated above, we know of no legal proceedings contemplated by any governmental authority or agency against the Company.

Patent Litigation

On October 17, 2005, a patent infringement lawsuit was filed by Lizy K. John (John) against Xilinx in the U.S. District Court for the Eastern District of Texas, Marshall Division. John sought an injunction, unspecified damages and attorneys' fees.

On November 27, 2006, the Company settled the patent infringement lawsuit with John, under which the Company agreed to pay $6.5 million. John agreed to dismiss the patent infringement lawsuit with prejudice, granted a patent license to the Company and executed an agreement not to sue the Company under any patent owned or controlled by John for ten years. See Note 15 to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for additional information.

SEC Informal Inquiry

On June 22, 2006, the Company received notice from the SEC advising that the SEC had commenced an informal inquiry into the Company's historical stock option-granting practices. The notice included an informal request for documents. Based on the results of the investigation performed by outside counsel at the direction of a Special Committee of the Board of Directors and the Company's analysis of the facts, the Company took a $2.2 million charge to its earnings for the first quarter of fiscal 2007. The charge was based on the difference between recorded grant dates and measurement dates in certain stock option grants between 1997 and 2006. The investigation found no evidence of fraud in the Company's practices in granting of stock options, nor any evidence of manipulation of the timing or exercise price of stock option grants. The investigation further found no issues of management integrity in the issuance of stock options. The investigation determined that in nearly all cases, stock options were issued as of pre-set dates. The Special Committee and the Board of Directors declared the investigation to be concluded.

On November 28, 2006, the SEC formally notified the Company that its investigation of the Company's stock option granting practices was terminated and that no enforcement action was recommended.

Stockholder Derivative Lawsuits

On June 2, 2006, a Xilinx stockholder filed a derivative complaint in the U.S. District Court for the Northern District of California (*Murphy v. Roelandts et al.*, Case No. C 06 3564 RMW), purportedly on behalf of the Company, against members of the Company's Board of Directors and against certain of the Company's officers. The complaint alleged, among other things, that defendants mismanaged corporate assets and breached their fiduciary duties between 1998 and the date of filing by authorizing or failing to halt the backdating of certain stock options. The complaint also alleged that the officer defendants were unjustly enriched by their receipt and retention of the backdated stock option grants and that the Company issued false and misleading proxy statements in fiscal 2002 and 2003.

On June 28, 2006, a second Xilinx stockholder filed a separate, but substantially similar, derivative complaint in the U.S. District Court for the Northern District of California (*Blum v. Roelandts et al.*, Case No. C 06 4016 JW), purportedly on behalf of the Company, against members of the Company's Board of Directors and against certain of the Company's officers. The complaint alleged, among other things, that defendants mismanaged corporate assets and breached their fiduciary duties between 1998 and the date of filing by authorizing or failing to halt the backdating of certain stock options. The complaint also alleged that defendants were unjustly enriched by the receipt and retention of the backdated stock option grants and that certain of the defendants sold Xilinx stock for a profit while in possession of material, non-public information. The complaint also alleged that the Company issued false and misleading financial disclosures and proxy statements from fiscal 1998 through 2006. In addition, the complaint alleged that defendants engaged in a fraudulent scheme to divert millions of dollars to themselves via improper option grants.

The two stockholder derivative complaints were consolidated into one stockholder derivative case. On January 8, 2007, the consolidated stockholder derivative case was dismissed by the U.S. District Court for the Northern District of California.

Other Matters

From time to time, we are involved in various disputes and litigation matters that arise in the ordinary course of business. These include disputes and lawsuits related to intellectual property, mergers and acquisitions, licensing, contract law, distribution arrangements and employee relations matters. Periodically, we review the status of each significant matter and assess its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and a range of possible losses can be estimated, we accrue a liability for the estimated loss. Legal proceedings are subject to uncertainties, and the outcomes are difficult to predict. Because of such uncertainties, accruals are based only on the best information available at the time. As additional information becomes available, we continue to reassess the potential liability related to pending claims and litigation and may revise estimates.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on the NASDAQ Global Select Market under the symbol XLNX. As of May 3, 2007, there were approximately 1,012 stockholders of record. Since many holders' shares are listed under their brokerage firms' names, the actual number of stockholders is estimated by the Company to be over 110,000.

The following table sets forth the high and low closing sale prices, for the periods indicated, for our common stock as reported by the NASDAQ Global Select Market:

	Fiscal 2007		Fiscal 2006	
	High	Low	High	Low
First Quarter	$29.31	$22.31	$29.96	$25.48
Second Quarter	23.31	19.60	29.09	25.68
Third Quarter	28.25	22.14	28.14	21.94
Fourth Quarter	26.60	22.97	29.79	24.92

Dividends Declared Per Common Share

	Fiscal 2007	Fiscal 2006
First Quarter	$0.09	$0.07
Second Quarter	0.09	0.07
Third Quarter	0.09	0.07
Fourth Quarter	0.09	0.07

On February 26, 2007, our Board of Directors approved an increase to our quarterly common stock dividend for the first quarter of fiscal 2008 from $0.09 per common share to $0.12 per common share. The dividend is payable on May 30, 2007 to stockholders of record at the close of business on May 9, 2007.

Issuer Purchases of Equity Securities

The following table summarizes the Company's repurchase of its common stock during the fourth quarter of fiscal 2007. See Note 12 to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data" for information regarding our stock repurchase plans.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program
	(In thousands, except per share amounts)			
December 31, 2006 to February 3, 2007	4,109	$24.34	4,109	$173,888
February 4 to March 3, 2007	27,647	$27.13(1)	27,647	$923,888
March 4 to March 31, 2007	6,950	$25.90	6,950	$743,888
Total for the Quarter	38,706	$26.61	38,706	

(1) Under the terms of the accelerated share repurchase program (ASR) entered into during the fourth quarter of fiscal 2007, the Company paid $700.0 million upfront in exchange for a minimum number of shares of its common stock, which were delivered to the Company before the fiscal year end. The $700.0 million was recorded in stockholders' equity in fiscal 2007. Upon completion of the ASR, the Company may receive up to an additional 1.9 million shares in either the first or second quarter of fiscal 2008, depending on the volume weighted-average price, during an averaging period, less a specified discount. If additional shares are received in either the first or second quarter of fiscal 2008, a reclassification adjustment will be recorded within stockholders' equity in that period.

During the fourth quarter of fiscal 2007, the Company repurchased a total of 38.7 million shares of its common stock for $1.03 billion, including 10.6 million shares for $273.9 million that completed its $600.0 million repurchase program announced on February 13, 2006. On February 26, 2007, we announced a further repurchase program of up to an additional $1.50 billion of common stock. Through March 31, 2007, the Company had repurchased $756.1 million of the $1.50 billion of common stock approved for repurchase under the February 2007 authorization. These share repurchase programs have no stated expiration date.

Company Stock Price Performance

The following chart shows a comparison of cumulative total return for the Company's common stock, the Standard & Poor's 500 Stock Index (S&P 500 Index), and the Standard & Poor's 500 Semiconductors Index (S&P 500 Semiconductors). The total stockholder return assumes $100 invested on March 31, 2002 in Xilinx, Inc. common stock, the S&P 500 Index and the S&P 500 Semiconductors and assumes all dividends are reinvested.


COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN
$150
$100
$50
$0
Mar02
Mar03
Mar04
Mar05
Mar06
Mar07
XILINX, INC.
S&P 500 INDEX
S&P 500 SEMICONDUCTORS

	Base Period	Indexed Returns Years Ended				
Company / Index	**Mar02**	**Mar03**	**Mar04**	**Mar05**	**Mar06**	**Mar07**
Xilinx, Inc.	**100**	58.73	94.73	73.81	64.95	66.58
S&P 500 Index	**100**	75.24	101.66	108.47	121.19	135.52
S&P 500 Semiconductors	**100**	51.56	88.45	74.98	81.20	74.97

***Note:* Stock price performance and indexed returns for our Common Stock are historical and are not an indicator of future price performance or future investment returns.**

Additional information required by this item is incorporated by reference to the table set forth in Item 12. "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

ITEM 6. SELECTED FINANCIAL DATA

Consolidated Statement of Income Data
Five years ended March 31, 2007
(In thousands, except per share amounts)

	2007(1)	2006(2)	2005(3)	2004(4)	2003(5)
Net revenues	$1,842,739	$1,726,250	$1,573,233	$1,397,846	$1,155,977
Operating income (6)	347,767	412,062	372,040	327,135	155,669
Income before income taxes (6)	431,146	456,602	400,544	350,544	169,872
Provision for income taxes	80,474	102,453	87,821	47,555	44,167
Net income	350,672	354,149	312,723	302,989	125,705
Net income per common share:					
Basic	$ 1.04	$ 1.01	$ 0.90	$ 0.89	$ 0.37
Diluted	$ 1.02	$ 1.00	$ 0.87	$ 0.85	$ 0.36
Shares used in per share calculations:					
Basic	337,920	349,026	347,810	341,427	337,069
Diluted	343,636	355,065	358,230	354,551	348,622
Cash dividends declared per common share	$ 0.36	$ 0.28	$ 0.20	$ —	$ —

(1) Income before income taxes includes a charge of $5,934 related to an impairment of a leased facility that the Company no longer intends to occupy, a loss related to litigation settlements and contingencies of $2,500, stock-based compensation related to prior years of $2,209, an impairment loss on investments of $1,950 and a gain of $7,016 from the sale of a portion of the Company's UMC investment.

(2) Income before income taxes includes a loss related to litigation settlements and contingencies of $3,165, a write-off of acquired in-process research and development of $4,500 related to the acquisition of AccelChip, Inc. (AccelChip) and an impairment loss on investments of $1,418.

(3) Income before income taxes includes a write-off of acquired in-process research and development of $7,198 related to the acquisition of Hier Design Inc. (HDI) and impairment loss on investments of $3,099.

(4) Income before income taxes includes an impairment loss on excess facilities of $3,376, a loss related to litigation settlements and contingencies of $6,400 and a write-off of acquired in-process research and development of $6,969 related to the acquisition of Triscend Corporation (Triscend). Net income includes a $34,418 reduction in taxes associated with an IRS tax settlement.

(5) Income before income taxes includes an impairment loss on excess facilities and equipment of $54,691 and impairment loss on investments of $10,425.

(6) The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment" (SFAS 123(R)) in fiscal 2007. Results for prior fiscal years do not include the effects of stock-based compensation (see Notes 2 and 3 to our consolidated financial statements in Item 8: "Financial Statements and Supplementary Data").

Consolidated Balance Sheet Data
Five years ended March 31, 2007
(In thousands)

	2007	2006	2005	2004	2003
Working capital	$1,396,733	$1,303,224	$1,154,163	$ 955,878	$ 883,322
Total assets	3,179,355	3,173,547	3,039,196	2,937,473	2,421,676
Convertible debentures	999,597	—	—	—	—
Other long-term liabilities	1,320	7,485	—	—	—
Stockholders' equity	1,772,740	2,728,885	2,673,508	2,483,062	1,950,739

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis of financial condition and results of operations should be read in conjunction with the Company's consolidated financial statements and accompanying notes included in Item 8. "Financial Statements and Supplementary Data."

Cautionary Statement

The statements in this Management's Discussion and Analysis that are forward looking, within the meaning of the Private Securities Litigation Reform Act of 1995, involve numerous risks and uncertainties and are based on current expectations The reader should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including those risks discussed under "Risk Factors" and elsewhere in this document. Forward-looking statements can often be identified by the use of forward-looking words, such as "may," "will," "could," "should," "expect," "believe," "anticipate," "estimate," "continue," "plan," "intend," "project" or other similar words. We disclaim any responsibility to update any forward-looking statement provided in this document.

Nature of Operations

We design, develop and market complete programmable logic solutions, including advanced ICs, software design tools, predefined system functions delivered as IP cores, design services, customer training, field engineering and technical support. Our PLDs include FPGAs and CPLDs. These devices are standard products that our customers program to perform desired logic functions. Our products are designed to provide high integration and quick time-to-market for electronic equipment manufacturers in end markets such as communications, industrial, consumer, automotive and data processing. We sell our products globally through independent domestic and foreign distributors, and through direct sales to OEMs by a network of independent sales representative firms and by a direct sales management organization.

Critical Accounting Policies and Estimates

The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our consolidated financial statements. The SEC has defined critical accounting policies as those that are most important to the portrayal of our financial condition and results of operations and require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, our critical accounting policies include: valuation of marketable and non-marketable securities, which impacts losses on debt and equity securities when we record impairments; revenue recognition, which impacts the recording of revenues; and valuation of inventories, which impacts cost of revenues and gross margin. Our critical accounting policies also include: the assessment of impairment of long-lived assets including acquisition-related intangibles, which impacts their valuation; the assessment of the recoverability of goodwill, which impacts goodwill impairment; accounting for income taxes, which impacts the provision or benefit recognized for income taxes, as well as the valuation of deferred tax assets recorded on our consolidated balance sheet, and valuation and recognition of stock-based compensation, which impacts gross margin, research and development expenses, and selling, general and administrative expenses. Below, we discuss these policies further, as well as the estimates and judgments involved. We also have other key accounting policies that are not as subjective, and therefore, their application would not require us to make estimates or judgments that are as difficult, but which nevertheless could significantly affect our financial reporting.

Valuation of Marketable and Non-marketable Securities

The Company's short-term and long-term investments include marketable debt and equity securities and non-marketable equity securities. At March 31, 2007, the Company had debt securities with a fair value of $1.69 billion, an equity investment in UMC, a publicly-held Taiwanese semiconductor wafer manufacturing company, of $67.0 million, and strategic investments in non-marketable equity securities of $18.0 million (adjusted cost).

The fair values for marketable debt and equity securities are based on quoted market prices. In determining if and when a decline in market value below adjusted cost of marketable debt and equity securities is other-than-temporary, the Company evaluates quarterly the market conditions, trends of earnings, financial condition and other key measures for our investments. Xilinx adopted the provisions of FASB Staff Position (FSP) No. FAS 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (FSP

115-1)," on January 1, 2006. Beginning in the fourth quarter of fiscal 2006, we assessed other-than-temporary impairment of debt and equity securities in accordance with FSP 115-1. We have not recorded any other-than-temporary impairment for marketable debt and equity securities for fiscal 2007, 2006 or 2005.

In determining whether a decline in value of non-marketable equity investments in private companies is other-than-temporary, the assessment is made by considering available evidence including the general market conditions in the investee's industry, the investee's product development status, the investee's ability to meet business milestones and the financial condition and near-term prospects of the individual investee, including the rate at which the investee is using its cash and the investee's need for possible additional funding at a lower valuation. When a decline in value is deemed to be other-than-temporary, the Company recognizes an impairment loss in the current period's operating results to the extent of the decline.

Revenue Recognition

Sales to distributors are made under agreements providing distributor price adjustments and rights of return under certain circumstances. Revenue and costs relating to distributor sales are deferred until products are sold by the distributors to the distributor's end customers. For fiscal 2007, approximately 86% of our net revenues were from products sold to distributors for subsequent resale to OEMs or their subcontract manufacturers. Revenue recognition depends on notification from the distributor that product has been sold to the distributor's end customer. Also reported by the distributor are product resale price, quantity and end customer shipment information, as well as inventory on hand. Reported distributor inventory on hand is reconciled to deferred revenue balances monthly. We maintain system controls to validate distributor data and verify that the reported information is accurate. Deferred income on shipments to distributors reflects the effects of distributor price adjustments and the amount of gross margin expected to be realized when distributors sell through product purchased from the Company. Accounts receivable from distributors are recognized and inventory is relieved when title to inventories transfers, typically upon shipment from Xilinx at which point we have a legally enforceable right to collection under normal payment terms.

Revenue from sales to our direct customers is recognized upon shipment provided that persuasive evidence of a sales arrangement exists, the price is fixed, title has transferred, collection of resulting receivables is reasonably assured, and there are no customer acceptance requirements and no remaining significant obligations. For each of the periods presented, there were no formal acceptance provisions with our direct customers.

Revenue from software licenses is deferred and recognized as revenue over the term of the licenses of one year. Revenue from support services is recognized when the service is performed. Revenue from Support Products, which includes software and services sales, was less than 8% of net revenues for all of the periods presented.

Allowances for end customer sales returns are recorded based on historical experience and for known pending customer returns or allowances.

Valuation of Inventories

Inventories are stated at the lower of actual cost (determined using the first-in, first-out method) or market (estimated net realizable value). The valuation of inventory requires us to estimate excess or obsolete inventory as well as inventory that is not of saleable quality. We review and set standard costs quarterly to approximate current actual manufacturing costs. Our manufacturing overhead standards for product costs are calculated assuming full absorption of actual spending over actual volumes, adjusted for excess capacity. Given the cyclicality of the market, the obsolescence of technology and product lifecycles, we write down inventory based on forecasted demand and technological obsolescence. These factors are impacted by market and economic conditions, technology changes, new product introductions and changes in strategic direction and require estimates that may include uncertain elements. The estimates of future demand that we use in the valuation of inventory are the basis for our published revenue forecasts, which are also consistent with our short-term manufacturing plans. If our demand forecast for specific products is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to write down additional inventory, which would have a negative impact on our gross margin.

Impairment of Long-Lived Assets Including Acquisition-Related Intangibles

Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment if indicators of potential impairment exist. Impairment indicators are reviewed on a quarterly basis. When indicators of impairment exist and assets are held for use, we estimate future undiscounted cash flows attributable to the assets. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets or based on appraisals. Factors affecting impairment of assets held for use include the ability of the specific assets to generate positive cash flows.

When assets are removed from operations and held for sale, we estimate impairment losses as the excess of the carrying value of the assets over their fair value. Factors affecting impairment of assets held for sale include market conditions. Changes in any of these factors could necessitate impairment recognition in future periods for assets held for use or assets held for sale.

Goodwill

As required by SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), goodwill is not amortized but is subject to impairment tests on an annual basis, or more frequently if indicators of potential impairment exist, and goodwill is written down when it is determined to be impaired. We perform an annual impairment review in the fourth quarter of each fiscal year and compare the fair value of the reporting unit in which the goodwill resides to its carrying value. If the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired. For purposes of impairment testing under SFAS 142, Xilinx operates as a single reporting unit. We use the quoted market price method to determine the fair value of the reporting unit. Based on the impairment review performed during the fourth quarter of fiscal 2007, there was no impairment of goodwill in fiscal 2007. Unless there are indicators of impairment, our next impairment review for goodwill will be performed and completed in the fourth quarter of fiscal 2008. To date, no impairment indicators have been identified.

Accounting for Income Taxes

Xilinx is a multinational corporation operating in multiple tax jurisdictions. We must determine the allocation of income to each of these jurisdictions based on estimates and assumptions and apply the appropriate tax rates for these jurisdictions. We undergo routine audits by taxing authorities regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Tax audits often require an extended period of time to resolve and may result in income tax adjustments if changes to the allocation are required between jurisdictions with different tax rates.

In determining income for financial statement purposes, we must make certain estimates and judgments. These estimates and judgments occur in the calculation of certain tax liabilities and in the determination of the recoverability of certain deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense. Additionally, we must estimate the amount and likelihood of potential losses arising from audits or deficiency notices issued by taxing authorities. The taxing authorities' positions and our assessment can change over time resulting in a material effect on the provision for income taxes in periods when these changes occur.

We must also assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, we must increase our provision for taxes by recording a reserve in the form of a valuation allowance for the deferred tax assets that we estimate will not ultimately be recoverable.

On November 10, 2005, the FASB issued FSP No. FAS 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards" (FSP 123(R)-3). The Company has elected to adopt the alternative transition method provided in FSP 123(R)-3 for calculating the tax effects of stock-based compensation pursuant to SFAS 123(R). The alternative transition method includes simplified methods to establish the beginning balance of the APIC pool related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC pool and consolidated statements of cash flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS 123(R).

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48)." The provisions are effective beginning in the first quarter of fiscal 2008. See Note 2 to our consolidated financial statements included in Item 8, "Financial Statements and Supplementary Data".

Stock-Based Compensation

In the first quarter of fiscal 2007, we adopted SFAS 123(R), which requires the measurement at fair value and recognition of compensation expense for all stock-based payment awards. Total stock-based compensation during fiscal 2007 related to the adoption of SFAS 123(R) was $90.3 million, excluding one-time expense of $2.2 million relating to prior years under the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25) and related interpretations.

Determining the appropriate fair-value model and calculating the fair value of stock-based awards at the date of grant requires judgment. We use the Black-Scholes option pricing model to estimate the fair value of employee stock options and rights to purchase shares under the Company's 1990 Employee Qualified Stock Purchase Plan (Employee Stock Purchase Plan), consistent with the provisions of SFAS 123(R). Option pricing models, including the Black-Scholes model, also require the use of input assumptions, including expected stock price volatility, expected life, expected dividend rate and expected risk-free rate of return. We use implied volatility based on traded options in the open market as we believe implied volatility is more reflective of market conditions and a better indicator of expected volatility than historical volatility. In determining the appropriateness of implied volatility, we considered: the volume of market activity of traded options, and determined there was sufficient market activity; the ability to reasonably match the input variables of traded options to those of options granted by the Company, such as date of grant and the exercise price, and determined the input assumptions were comparable; and the length of term of traded options used to derive implied volatility, which is generally one to two years and were extrapolated to match the expected term of the employee options granted by the Company, and determined the length of the option term was reasonable. The expected life of options granted is based on the historical exercise activity as well as the expected disposition of all options outstanding. We will continue to review our input assumptions and make changes as deemed appropriate depending on new information that becomes available. Higher volatility and expected lives result in a proportional increase to stock-based compensation determined at the date of grant. The expected dividend rate and expected risk-free rate of return do not have as significant an effect on the calculation of fair value.

In addition, SFAS 123(R) requires us to develop an estimate of the number of stock-based awards which will be forfeited due to employee turnover. Quarterly changes in the estimated forfeiture rate have an effect on reported stock-based compensation, as the effect of adjusting the rate for all expense amortization after April 1, 2006 is recognized in the period the forfeiture estimate is changed. If the actual forfeiture rate is higher than the estimated forfeiture rate, then an adjustment is made to increase the estimated forfeiture rate, which will result in a decrease to the expense recognized in the financial statements. If the actual forfeiture rate is lower than the estimated forfeiture rate, then an adjustment is made to decrease the estimated forfeiture rate, which will result in an increase to the expense recognized in the financial statements. The effect of forfeiture adjustments in fiscal 2007 was insignificant. The expense we recognize in future periods could also differ significantly from the current period and/or our forecasts due to adjustments in the assumed forfeiture rates.

Results of Operations

The following table sets forth statement of income data as a percentage of net revenues for the fiscal years indicated:

	2007	2006	2005
Net Revenues	**100.0%**	**100.0%**	**100.0%**
Cost of revenues	39.0	38.1	36.6
Gross Margin	**61.0**	**61.9**	**63.4**
Operating Expenses:			
Research and development	21.1	18.9	19.6
Selling, general and administrative	20.4	18.3	19.3
Amortization of acquisition-related intangibles	0.4	0.4	0.4
Litigation settlements and contingencies	0.1	0.2	0.0
Stock-based compensation related to prior years	0.1	0.0	0.0
Write-off of acquired in-process research and development	0.0	0.2	0.5
Total operating expenses	42.1	38.0	39.8
Operating Income	**18.9**	**23.9**	**23.6**
Impairment loss on investments	(0.1)	(0.1)	(0.2)
Interest and other, net	4.6	2.6	2.0
Income Before Income Taxes	**23.4**	**26.4**	**25.4**
Provision for income taxes	4.4	5.9	5.5
Net Income	**19.0%**	**20.5%**	**19.9%**

Net Revenues

	2007	Change	2006	Change	2005
			(In thousands)		
Net revenues	$1,842,739	7%	$1,726,250	10%	$1,573,233

The increase in net revenues to $1.84 billion in fiscal 2007 was due to strong demand for our New Products and growth in the Consumer and Automotive and Industrial and Other end markets. The increase in net revenues in fiscal 2006 was a result of improved market conditions as compared to fiscal 2005 and continued strong customer demand for our New Products, primarily in the Communications and Industrial and Other end markets. See "Net Revenues by Product" and "Net Revenues by End Markets" for more information on our product and end-market categories.

The increases in net revenues in fiscal 2007 and 2006 resulted from increased unit sales, partially offset by normal declines in average unit selling prices. No end customer accounted for more than 10% of net revenues for any of the periods presented

Net Revenues by Product

We classify our product offerings into four categories: New, Mainstream, Base and Support Products. These product categories, excluding Support Products, are modified on a periodic basis to better reflect advances in technology. The most recent adjustment was made on July 2, 2006, which was the beginning of our second quarter of fiscal 2007. Amounts for the prior periods presented have been reclassified to conform to the new categorization. New Products, as currently defined, include our most recent product offerings and include the Virtex™-5, Virtex-4, Spartan™-3, and CoolRunner™-II products. Mainstream Products include the Virtex-II, Spartan-II, CoolRunner and Virtex-E products. Base Products consist of our mature product families and include the Virtex, Spartan, XC4000 and XC9500 products. Support Products make up the remainder of our product offerings and include configuration solutions (serial PROMs), software, IP cores, customer training, design services and support.

Net revenues by product categories for the fiscal years indicated were as follows:

	2007	% of Total	% Change	2006	% of Total	% Change	2005	% of Total
				(In millions)				
New Products	$ 416.8	23	102	$ 206.4	12	391	$ 42.1	3
Mainstream Products	1,004.2	54	(4)	1,049.6	61	2	1,029.0	65
Base Products	317.2	17	(14)	367.3	21	(8)	399.2	25
Support Products	104.5	6	2	102.9	6	0	102.9	7
Total Net Revenues	$ 1,842.7	100	7	$ 1,726.2	100	10	$ 1,573.2	100

New Products continue to lead our revenue growth across a broad base of end markets. New Products consist primarily of our 65-nm, high-performance and high-density Virtex-5 families and our 90-nm products, which include the Virtex-4 families, and our high-volume, low-cost Spartan-3 families. These products, along with our CoolRunner II family of CPLDs, contributed to the majority of the revenue growth in New Products in fiscal 2007. We expect that sales of New Products will continue to increase over time as more customers' programs go into volume production with our 65-nm and 90-nm products. The increase in net revenues from New Products for fiscal 2006 compared to fiscal 2005 was due to increased unit sales resulting from the market acceptance of our Virtex-4 and Spartan-3 families across a broad base of applications end markets.

Net revenues from Mainstream Products declined 4% in fiscal 2007 primarily due to reduced sales of some of our older products manufactured using 150-nm and 180-nm process technologies including Spartan-II, Virtex-E and Virtex-II. The decrease in net revenues for this product category resulted from both a decline in units sold as well as in average selling prices. In fiscal 2006, Mainstream Products increased 2% because many customer designs using Virtex-II Pro were going into production.

The decline in Base Products in fiscal 2007 and 2006 was expected because the average selling price continues to decline as products within this category mature and approach end of life.

Net revenues from Support Products increased in fiscal 2007 due to a modest increase in sales from our software products at the beginning of the fiscal year. Net revenues from Support Products were virtually unchanged in fiscal 2006.

Net Revenues by End Markets

Our end market revenue data is derived from our understanding of our end customers' primary markets. In order to better reflect our diversification efforts and to provide more detailed end market information, we split the category formerly called "Consumer, Industrial and Other" into two components: "Industrial and Other" and "Consumer and Automotive" beginning with the quarter ended January 1, 2005. We will begin to show historical comparisons of the two new categories when information is available for all periods presented. Beginning with the quarter ended September 30, 2006, we changed the name of the "Storage and Servers" category to "Data Processing" to more accurately depict the type of applications found in this category.

As a result, we classify our net revenues by end markets into four categories: Communications, Industrial and Other, Consumer and Automotive, and Data Processing. Since historical comparisons of the two new categories are not available for all periods presented, we combined them in the table below to show their aggregated changes over the three fiscal years. The percentage change calculation in the table below represents the year-to-year dollar change in each end market.

Net revenues by end markets for the fiscal years indicated were as follows:

	2007	% Change in Dollars	2006	% Change in Dollars	2005
		(% of total net revenues)			
Communications	45%	(1)	49%	7	50%
Consumer, Automotive, Industrial and Other	45	21	40	21	36
Data Processing	10	(10)	11	(10)	14
Total Net Revenues	100%	7	100%	10	100%

Net revenues from Communications decreased slightly in fiscal 2007 from the prior year period. The increase in net revenues from wireless communications applications was offset by a decline in wired telecommunications applications. Wired communications applications were weak for most of the year due to an OEM inventory correction. In fiscal 2006, the Communications end market was driven by increases in both wireline and wireless applications compared to fiscal 2005.

The increase in net revenues from the categories of Consumer, Automotive, Industrial and Other in fiscal 2007 and fiscal 2006 was primarily driven by broad based strength across all applications, including defense, industrial, scientific and medical, test and measurement, consumer, automotive and audio, video and broadcast.

Net revenues from Data Processing declined in fiscal 2007 and fiscal 2006 due to weakness in the storage business with selected customer programs migrating to lower cost alternatives.

Net Revenues by Geography

Geographic revenue information reflects the geographic location of the distributors or OEMs who purchased our products. This may differ from the geographic location of the end customers. Net revenues by geography for the fiscal years indicated were as follows:

	2007	% of Total	% Change	2006	% of Total	% Change	2005	% of Total
				(In millions)				
North America	$ 731.3	40	2	$ 714.9	41	9	$ 655.1	42
Asia Pacific	466.6	25	15	406.7	24	11	367.9	23
Europe	426.9	23	21	352.8	20	8	326.1	21
Japan	217.9	12	(13)	251.8	15	12	224.1	14
Total Net Revenues	$1,842.7	100	7	$1,726.2	100	10	$1,573.2	100

Net revenues in North America increased in fiscal 2007 with the majority of the increase coming from the Industrial and Other end markets, particularly defense applications. The fiscal 2006 increase was driven primarily by strength in Communications and Industrial and Other end markets.

Net revenues in Asia Pacific increased in fiscal 2007 and fiscal 2006 due to increased sales from communications and consumer applications as well as continued outsourcing of manufacturing operations to the Asia Pacific region by some of our larger OEM customers.

Net revenues in Europe increased in fiscal 2007 and fiscal 2006 with the majority of the increase coming from the Communications and Industrial and Other end markets, particularly wireless infrastructure and test and measurement applications.

Net revenues in Japan declined in fiscal 2007 primarily due to a weakened telecommunications infrastructure market during the year, after the modest growth that we experienced in the wireless telecommunications market for most of fiscal 2006.

Gross Margin

	2007	Change	2006	Change	2005
			(In thousands)		
Gross margin	$1,124,096	5%	$1,069,131	7%	$996,949
Percentage of net revenues	61.0%		61.9%		63.4%

Gross margin declined from 61.9% to 61.0% during fiscal 2007 compared to the same period last year. The decline was partially due to the effect of stock-based compensation expense of $10.3 million resulting from our adoption of SFAS 123(R) effective April 2, 2006. Stock-based compensation expense was zero for fiscal 2006 and 2005. In addition, the impact of the production ramp of our 90-nm process, and the significant growth in the New Products category also contributed to the decline of gross margin. New Products represented 23% of net revenues in fiscal 2007 compared to 12% of net revenues in the comparable prior year period and doubled in fiscal 2007. New Products generally have lower gross margins than Mainstream and Base Products in the early product life cycle due to higher unit costs resulting from lower yields. The gross margin decline of 1.5 percentage points for fiscal 2006, compared to fiscal 2005, was due to a significant shift in product mix towards 130-nm and 90-nm products, which accounted for a significant year-over-year growth over fiscal 2005 in sales from our New Products category. Additionally, sales from Mainstream and Base Products, which have higher gross margins than New Products, declined.

Gross margin may be adversely affected in the future due to product-mix shifts, competitive-pricing pressure, manufacturing-yield issues and wafer pricing. We expect to mitigate these risks by continuing to improve yields on our New Products and by improving manufacturing efficiency with our suppliers.

Sales of inventory previously written off were not material during fiscal 2007, 2006 or 2005.

In order to compete effectively, we pass manufacturing cost reductions on to our customers in the form of reduced prices to the extent that we can maintain acceptable margins. Price erosion is common in the semiconductor industry, as advances in both product architecture and manufacturing process technology permit continual reductions in unit cost. We have historically been able to offset much of this revenue decline in our mature products with increased revenues from newer products.

Research and Development

	2007	Change	2006	Change	2005
			(In thousands)		
Research and development	$388,101	19%	$326,126	6%	$307,448
Percentage of net revenues	21%		19%		20%

Research and development (R&D) spending increased $62.0 million or 19% during fiscal 2007 compared to the same period last year. The increase was primarily due to stock-based compensation expense of $41.6 million resulting from our adoption of SFAS 123(R) effective April 2, 2006 and expenses related to investments in resources to support new product development, particularly in the area of DSP. Stock-based compensation expense was zero for fiscal 2006 and 2005. The increase in R&D expenses from fiscal 2005 to fiscal 2006 was primarily related to additional headcount to support our new product development and increased investments in new markets such as DSP and embedded processing. The increase was also attributed to the expenses associated with the tapeout of our latest Virtex-4 and Virtex-5 platform products.

We plan to continue to invest in R&D efforts in a wide variety of areas such as new products, 65-nm and more advanced process development, IP cores, DSP, embedded processing and the development of new design and layout software. We will also consider acquisitions to complement our strategy for technology leadership and engineering resources in critical areas.

Selling, General and Administrative

	2007	Change	2006	Change	2005
			(In thousands)		
Selling, general and administrative	$375,510	19%	$316,302	4%	$303,595
Percentage of net revenues	20%		18%		19%

Selling, general and administrative (SG&A) expenses increased 19% during fiscal 2007 compared to the same period last year. This increase was attributable to stock-based compensation expense of $38.3 million resulting from our adoption of SFAS 123(R) effective April 2, 2006, expenses related to increased headcount, particularly in our sales organization, and legal related costs. Stock-based compensation expense was zero for fiscal 2006 and 2005. The increase in SG&A expenses in fiscal 2006 compared to the prior year period was due to salary and headcount increases and commissions associated with higher net revenues. This was offset slightly by reductions in our tax litigation and Sarbanes-Oxley Section 404 compliance costs.

Amortization of Acquisition-Related Intangibles

Amortization expense for all acquisition-related intangible assets for fiscal 2007, 2006 and 2005 was $8.0 million, $7.0 million and $6.7 million, respectively, primarily related to the intangible assets acquired from the RocketChips, Triscend, HDI and AccelChip acquisitions. Amortization expense for these intangible assets increased for fiscal 2007 from the same period last year due to the acquisition of AccelChip in January 2006. Amortization expense for these intangible assets increased slightly for fiscal 2006 compared to the prior year, due to the acquisition of HDI in June 2004 and AccelChip in January 2006.

We expect amortization of acquisition-related intangibles to be approximately $6.8 million for fiscal 2008 compared with $8.0 million for fiscal 2007.

Litigation Settlements and Contingencies

On November 27, 2006, the Company settled the patent infringement lawsuit with Lizy K. John, under which the Company agreed to pay $6.5 million. John agreed to dismiss the patent infringement lawsuit with prejudice, granted a patent license to the Company and executed an agreement not to sue the Company under any patent owned or controlled by John for ten years. As a result of the settlement agreement, we recorded a current period charge of $2.5 million during the third quarter of fiscal 2007. The remaining balance of $4.0 million represented the value of the prepaid patent license granted as part of the settlement. This balance will be amortized over the asset's remaining useful life.

In the second quarter of fiscal 2006, the Company accrued an additional $3.2 million that represented the settlement payment for the Rep'tronic litigation. The Company accrued amounts that represented anticipated payments for liability for legal contingencies under the provisions of SFAS 5, "Accounting for Contingencies."

Stock-Based Compensation Related to Prior Years

On June 22, 2006, the Company received notice from the SEC advising that the SEC had commenced an informal inquiry into the Company's historical stock option-granting practices. At the direction of a Special Committee of the Board of Directors, outside counsel conducted an investigation into the Company's historical option granting practices. Based on the results of the investigation and the Company's analysis of the facts, the Company took a $2.2 million charge to its earnings for the first quarter of fiscal 2007. The charge is based on the difference between recorded grant dates and measurement dates in certain stock option grants between 1997 and 2006. The investigation found no evidence of fraud in the Company's practices in granting of stock options, nor any evidence of manipulation of the timing or exercise price of stock option grants. The investigation further found no issues of management integrity in the issuance of stock options. The investigation determined that in nearly all cases, stock options were issued as of pre-set dates. This one-time charge did not have a material effect on the Company's historical financial statements, and therefore there was no restatement necessary to the Company's financial statements for any prior periods.

The income tax effect of the charge resulted in a benefit of $650 thousand, which was recorded to income tax expense. The Company assessed the implications of applicable income tax rules that may affect the Company. The tax benefit recorded is net of such potential costs.

Write-Off of Acquired In-Process Research and Development

In connection with the acquisition of AccelChip in January 2006, $4.5 million of in-process research and development costs were written off. The projects identified as in-process would have required additional effort in order to establish technological feasibility. These projects, as well as the HDI development projects referred to below, had identifiable technological risk factors indicating that successful completion, although expected, was not assured. If an identified project is not successfully completed, there is no alternative future use for the project, therefore, the expected future income will not be realized. The acquired in-process research and development represented the fair value of technologies in the development stage that had not yet reached technological feasibility and did not have alternative future uses.

The acquired in-process research and development components consist of algorithmic synthesis software and IP libraries for high-performance DSP design in FPGAs. We plan to sell these products to new and existing Xilinx customers and over time integrate them with our existing DSP software products. These projects were approximately 45% complete at the time of acquisition and we expected to complete all of the development projects by the end of fiscal 2009 with an estimated cost to complete of $3.5 million. As of March 31, 2007, these projects were approximately 65% complete and we still expect to complete all of the development projects by the end of fiscal 2009 with a remaining estimated cost to complete of $2.2 million.

In connection with the acquisition of HDI in June 2004, $7.2 million of in-process research and development costs were written off. The projects identified as in-process would have required additional effort in order to establish technological feasibility. The acquired in-process research and development components consist of hierarchical floorplanning and analysis software for high performance FPGA design. We currently sell these products to Xilinx customers, and over time, the products will be enhanced. At the time of the acquisition, these products were approximately 67% complete. At that time, we expected to complete the development project by the end of fiscal 2005 with an estimated cost to complete of $1.1 million. The development project was completed during the fourth quarter of fiscal 2005 at a cost that approximated the original estimate.

To determine the value of HDI's and AccelChip's in-process research and development, the expected future cash flow attributable to the in-process technology was discounted, taking into account the percentage of completion, utilization of pre-existing "core" technology, risks related to the characteristics and applications of the technology, existing and future markets, and technological risk associated with completing the development of the technology. We expensed these non-recurring charges in the period of acquisition. See Note 16 to our consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data."

Impairment Losses

The impairment losses on investments of $2.0 million, $1.4 million and $3.1 million recognized during fiscal 2007, 2006 and 2005, respectively, were related to non-marketable equity securities in private companies. These impairment losses resulted primarily from certain investees diluting Xilinx's investment through the receipt of additional rounds of investment at a lower per share price or from the liquidation of certain investees.

Interest and Other, Net

	2007	Change	2006	Change	2005
			(In thousands)		
Interest and other, net	$85,329	86%	$45,958	45%	$31,603
Percentage of net revenues	5%		3%		2%

The increase in interest and other, net in fiscal 2007 over the prior year was due to higher yields from our investments, resulting from an increase in interest rates, and contributing to an increase of $23.5 million in interest income. During fiscal 2007, we began liquidating our investments with low interest rate yields (e.g., tax-exempt municipal bonds) and investing in taxable securities such as floating rate notes, which had a higher rate of return than the tax-exempt municipal bonds. The increase was also attributable to an increase of approximately $4.2 million in dividend income from the UMC investment compared to the prior year and a gain of approximately $7.0 million from the sale of a portion of the Company's UMC investment which was partially offset by portfolio capital losses. The increase in fiscal 2007 was also offset by interest expense related to the convertible debentures of $2.1 million for fiscal 2007. For fiscal 2006, the increase in interest and other, net compared to fiscal 2005, was due to higher yields resulting from an increase in short-term interest rates and $4.0 million of interest income earned from an IRS prepayment relating to a recent U.S. Tax Court decision in favor of the Company. See Item 3. "Legal Proceedings" and Note 13 to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data."

Provision for Income Taxes

	2007	Change	2006	Change	2005
			(In thousands)		
Provision for income taxes	$80,474	(21)%	$102,453	17%	$87,821
Effective tax rate	19%		22%		22%

The effective tax rates in all years reflected the favorable impact of foreign income at statutory rates less than the United States rate and tax credits earned.

The decrease in the effective tax rate in fiscal 2007 from fiscal 2006 was related to an increase in the amount of R&D tax credits recognized and an increase in the proportion of net income earned in lower tax jurisdictions. The Company also benefited from a decrease in tax reserves in fiscal 2007 due to expiration of the federal statute of limitations for fiscal 2003. These benefits were partially offset by non-deductible stock-based compensation resulting from the adoption of SFAS 123(R).

The Company was examined by the IRS for fiscal 1996 through 2001. All issues have been settled with the exception of issues related to Xilinx U.S.'s cost sharing arrangement with Xilinx Ireland. On August 30, 2005, the Tax Court issued its opinion concerning whether the value of stock options must be included in the cost sharing agreement with Xilinx Ireland. The Tax Court agreed with the Company that no amount for stock options was to be included in the cost sharing agreement. Accordingly, there are no additional taxes, penalties or interest due for this issue. The decision was entered by the Tax Court on May 31, 2006. On August 25, 2006, the IRS appealed the decision to the Ninth Circuit Court of Appeals. The Company is opposing this appeal as it believes that the Tax Court decided the case correctly. See Item 3. "Legal Proceedings" and Note 13 to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data."

Financial Condition, Liquidity and Capital Resources

We have historically used a combination of cash flows from operations and equity and debt financing to support ongoing business activities, acquire or invest in critical or complementary technologies, purchase facilities and capital equipment, repurchase our common stock under our stock repurchase program, pay dividends and finance working capital. Additionally, our investments in debt securities and in UMC stock are available for future sale.

Fiscal 2007 Compared to Fiscal 2006

Cash, Cash Equivalents and Short-term and Long-term Investments

The combination of cash, cash equivalents and short-term and long-term investments at March 31, 2007 and April 1, 2006 was $1.81 billion and $1.60 billion, respectively. As of March 31, 2007, we had cash, cash equivalents and short-term investments of $1.14 billion and working capital of $1.40 billion. Cash provided by operations of $551.6 million for fiscal 2007 was $62.2 million higher than the $489.4 million generated during fiscal 2006. Cash provided by operations resulted primarily from net income as adjusted for non-cash related items, decreases in accounts receivable, inventories and prepaid expenses and an increase in income taxes payable (net of reclassifications), which were partially offset by increases in deferred income taxes and other assets, and decreases in accrued liabilities and deferred income on shipments to distributors.

The decrease in prepaid expenses was primarily related to the utilization of the advance wafer purchase payment paid to Toshiba. In October 2004, we entered into an advanced purchase agreement with Toshiba under which the Company paid Toshiba a total of $100.0 million for advance payment of silicon wafers produced under the agreement, which expired in December 2006 and has since been extended until December 2007. The entire advance payment of $100.0 million is being reduced by future wafer purchases from Toshiba and any unused portion is fully refundable in December 2007 if Toshiba is not able to maintain ongoing production and quality criteria or if future wafer purchases do not exceed the total amount advanced. At March 31, 2007, the unused balance of the advance payment remaining was $40.0 million.

Net cash used in investing activities was $283.8 million during fiscal 2007, as compared to net cash provided by investing activities of $242.4 million in fiscal 2006. Net cash used in investing activities during fiscal 2007 consisted of $171.4 million of net purchases of available-for-sale securities, $110.8 million for purchases of property, plant and equipment (see further discussion below) and $1.6 million of other investing activities. The net purchases of available-for-sale securities during fiscal 2007 were primarily due to the portfolio mix of our short- and long-term security investments.

Net cash used in financing activities was $415.3 million in fiscal 2007, as compared to $397.8 million in fiscal 2006. Net cash used in financing activities during fiscal 2007 consisted of $1.43 billion for the repurchase of common stock and $120.8 million for dividend payments to stockholders. These items were primarily offset by $980.0 million of net proceeds from the issuance of the 3.125% convertible debentures and $128.1 million of proceeds from the issuance of common stock under employee stock plans.

Accounts Receivable

Accounts receivable, net of allowances for doubtful accounts, customer returns and distributor pricing adjustments decreased 6% from $194.2 million at the end of fiscal 2006 to $182.3 million at the end of fiscal 2007. Days sales outstanding decreased to 36 days at March 31, 2007 from 41 days at April 1, 2006. The decreases were primarily attributable to strong collections during fiscal 2007 that were partially offset by increased shipments.

Inventories

Inventories decreased from $201.0 million at April 1, 2006 to $174.6 million at March 31, 2007. The combined inventory days at Xilinx and distribution channel decreased to 112 days at March 31, 2007, compared to 145 days at April 1, 2006. The decreases were primarily due to improved production yields (which lower per-unit inventory cost), inventory mix and greater visibility to our customers' forecast and production requirements.

We attempt to maintain sufficient levels of inventory in various product, package and speed configurations in order to keep lead times short and to meet forecasted customer demand. Conversely, we also attempt to minimize the handling costs associated with maintaining higher inventory levels and to fully realize the opportunities for cost reductions associated with architecture and manufacturing process advancements. We continually strive to balance these two objectives to provide excellent customer response at a competitive cost.

Property, Plant and Equipment

During fiscal 2007, we invested $110.8 million in property, plant and equipment compared to $67.0 million in fiscal 2006. Primary investments in fiscal 2007 were for computer equipment, IT equipment, test equipment, building and leasehold improvements, and land. The increase in fiscal 2007 was also attributable to the accumulated construction costs of the building in Singapore, which is expected to be completed in June 2007. In February 2007, we purchased a parcel of land for $28.6 million near our headquarters in San Jose, for future potential growth purposes. We do not intend to build on the land at this time. We expect that property, plant and equipment expenditures will increase in the future due to the expansion of our regional headquarters in Singapore.

Current Liabilities

Current liabilities decreased from $345.0 million at the end of fiscal 2006 to $303.4 million at the end of fiscal 2007. The decrease was primarily due to the decreases in deferred income on shipments to distributors and other accrued liabilities, which were partially offset by the increases in accounts payable and accrued payroll and other related liabilities. The decrease in deferred income on shipments to distributors was due to lower inventory in the distributor channel as distributors attempted to adjust their inventory level to align with end-customer demand and to reduce inventory carrying costs.

Stockholders' Equity

Stockholders' equity decreased $956.1 million during fiscal 2007, from $2.73 billion in fiscal 2006 to $1.77 billion in fiscal 2007. The decrease in stockholder's equity was a result of the $1.43 billion repurchase of our common stock, $120.8 million of dividend payments to stockholders and $12.2 million decrease in other comprehensive income primarily due to a decrease in the fair market value of the UMC investment. The decrease was partially offset by net income of $350.7 million for fiscal 2007, the proceeds from issuance of common stock under employee stock plans of $125.8 million and the effect of stock-based compensation expense and associated tax benefits of $130.4 million.

Fiscal 2006 Compared to Fiscal 2005

Cash, Cash Equivalents and Short-term and Long-term Investments

The combination of cash, cash equivalents and short-term and long-term investments at April 1, 2006 and April 2, 2005 totaled $1.60 billion and 1.63 billion, respectively. As of April 1, 2006, we had cash, cash equivalents and short-term investments of $984.9 million and working capital of $1.30 billion. Cash provided by operations of $489.4 million for fiscal 2006 was $213.9 million higher than the $275.5 million generated during fiscal 2005. Cash provided by operations resulted primarily from net income as adjusted for noncash related items, a decrease in accounts receivable and increases in accrued liabilities and deferred income on shipments to distributors, which were partially offset by increases in inventories and prepaid expenses and other current assets as well as other assets. The increases in prepaid expenses and other current assets as well as other assets were primarily related to the second $50.0 million advance wafer purchase payment paid to Toshiba in September 2005 and $17.8 million of investments in intellectual property and licenses. In October 2004, the Company entered into an advanced purchase agreement with Toshiba under which the Company would pay Toshiba a total of $100.0 million in two equal installments for advance payment of silicon wafers produced under the agreement. The entire advance payment of $100.0 million is being reduced by future wafer purchases from Toshiba and any unused portion is fully refundable in December 2007 if Toshiba is not able to maintain ongoing production and quality criteria or if future wafer purchases do not exceed the total amount advanced. The balance of the advance payment remaining was $72.3 million at April 1, 2006.

Net cash provided by investing activities of $242.4 million during fiscal 2006 included net proceeds from the sale and maturity of available-for-sale securities of $353.3 million, which was partially offset by $67.0 million for purchases of property, plant and equipment, $19.5 million for the purchase of AccelChip and $24.4 million for other investing activities.

Net cash used in financing activities was $397.8 million in fiscal 2006 consisting of $401.6 million for the repurchase of common stock and $97.2 million for dividend payments to stockholders. These items were partially offset by $101.0 million of proceeds from the issuance of common stock under employee stock plans.

Accounts Receivable

Accounts receivable, net of allowances for doubtful accounts, customer returns and distributor pricing adjustments decreased 9% from $213.5 million at the end of fiscal 2005 to $194.2 million at the end of fiscal 2006. The decrease was primarily attributable to strong collections during fiscal 2006 that were partially offset by increased shipments. The decrease was also partially attributable to the change in payment terms from 45 days to 30 days for some North American customers. Days sales outstanding decreased to 41 days at April 1, 2006 from 49 days at April 2, 2005.

Inventories

Inventories increased from $185.7 million at April 2, 2005 to $201.0 million at April 1, 2006. The increase was primarily due to increased inventory in our new products to support forecasted revenue growth. Combined inventory days at Xilinx and distribution were relatively flat at 145 days at April 1, 2006 compared to 146 days at April 2, 2005.

Property, Plant and Equipment

During fiscal 2006, we invested $67.0 million in property, plant and equipment compared to $61.4 million in fiscal 2005. Primary investments in fiscal 2006 were for computer equipment, IT equipment, test equipment and building improvements.

Current Liabilities

Current liabilities increased from $298.4 million at the end of fiscal 2005 to $345.0 million at the end of fiscal 2006. The increase was primarily attributable to the increase in deferred income on shipments to distributors, accrued payroll and related liabilities and other accrued liabilities. The increase in deferred income on shipments to distributors was due to higher inventory in the distributor channel as a result of overall increased sales levels.

Stockholders' Equity

Stockholders' equity increased $55.4 million during fiscal 2006, principally as a result of $354.1 million in net income for fiscal 2006, the issuance of common shares and treasury stock under employee stock plans of $104.1 million, the related tax benefits associated with stock option exercises and the employee stock purchase plan of $40.6 million, $44.7 million for the reversal of reserves for cost sharing as a result of the U.S. Tax Court decision mentioned above, $17.2 million in unrealized gains on available-for-sale securities, net of deferred taxes, primarily from our investment in UMC stock and $853 thousand for noncash compensation expense and unrealized gains on hedging transactions. The increases were partially offset by the repurchase of common stock of $400.0 million, as adjusted for accrued and unsettled transactions, the payment of dividends to stockholders of $97.2 million, tax reconciliation and reclassification adjustments of $7.3 million and cumulative translation adjustment of $1.7 million.

Liquidity and Capital Resources

Cash generated from operations is used as our primary source of liquidity and capital resources. Our investment portfolio is also available for future cash requirements as is our $250.0 million revolving credit facility entered into on April 18, 2007. See Note 19 to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for additional information about the credit facility.

We used $1.43 billion of cash to repurchase 55.2 million shares of our common stock in fiscal 2007 compared with $400.0 million used to repurchase 15.0 million shares in fiscal 2006. In the fourth quarter of fiscal 2007, we received net proceeds of $980.0 million from the issuance of 3.125% convertible debentures due March 15, 2037. As part of the $1.43 billion of stock repurchases in fiscal 2007, $930.0 million of the net proceeds from the debentures was used to repurchase 34.6 million shares of our common stock. During fiscal 2007, we paid $120.8 million in cash dividends to stockholders, representing $0.09 per common share for each quarter. During fiscal 2006, we paid $97.2 million in cash dividends to stockholders, representing $0.07 per common share for each quarter. On February 25, 2007, our Board of Directors declared an increase in the dividend rate on our common stock from $0.09 to $0.12 per common share for the first quarter of fiscal 2008. The dividend is payable on

May 30, 2007. Our stock repurchase program and dividend policy could be impacted by, among other items, our views on potential future capital requirements relating to research and development, investments and acquisitions, legal risks, principal and interest payments on our debentures and other strategic investments.

We anticipate that existing sources of liquidity and cash flows from operations will be sufficient to satisfy our cash needs for the foreseeable future. However, the risk factors discussed in Item 1A and below could affect our cash positions adversely. We will continue to evaluate opportunities for investments to obtain additional wafer capacity, procurement of additional capital equipment and facilities, development of new products, and potential acquisitions of technologies or businesses that could complement our business.

Contractual Obligations

The following table summarizes our significant contractual obligations at March 31, 2007 and the effect such obligations are expected to have on our liquidity and cash flows in future periods. This table excludes amounts already recorded on our consolidated balance sheet as current liabilities at March 31, 2007.

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(In millions)		
Operating lease obligations (1)	$ 37.5	$ 10.2	$16.0	$ 7.2	$ 4.1
New building commitment (2)	11.0	11.0	—	—	—
Inventory and other purchase obligations (3)	59.1	59.1	—	—	—
Electronic design automation software licenses (4)	24.1	10.4	11.6	2.1	—
Intellectual property license rights obligations (5)	20.0	—	—	—	20.0
3.125% convertible debentures – principal and interest (6)	1,936.2	31.3	62.5	62.5	1,779.9
Total	$2,087.9	$122.0	$90.1	$71.8	$1,804.0

(1) We lease some of our facilities, office buildings and land under non-cancelable operating leases that expire at various dates through November 2035. Rent expense, net of rental income, under all operating leases was approximately $8.7 million for fiscal 2007. See Note 8 to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for additional information about operating leases.

(2) In November 2005, Xilinx made an investment commitment of $37.0 million for a new building in Singapore, the Company's Asia Pacific regional headquarters. As of March 31, 2007, approximately $11.0 million of our investment commitment remains outstanding. The project is expected to be completed in June 2007.

(3) Due to the nature of our business, we depend entirely upon subcontractors to manufacture our silicon wafers and provide assembly and some test services. The lengthy subcontractor lead times require us to order the materials and services in advance, and we are obligated to pay for the materials and services when completed. We expect to receive and pay for these materials and services in the next three to six months, as the products meet delivery and quality specifications.

(4) As of March 31, 2007, the Company has $24.1 million of non-cancelable license obligations to providers of electronic design automation software expiring at various dates through December 2010.

(5) In the fourth quarter of fiscal 2005, the Company committed up to $20.0 million to acquire, in the future, rights to intellectual property until July 2023. License payments will be amortized over the useful life of the intellectual property acquired.

(6) In March 2007, the Company issued $1.00 billion principal amount of 3.125% debentures due March 15, 2037. The Company will pay cash interest at an annual rate of 3.125% payable semiannually on March 15 and September 15 of each year, beginning September 15, 2007.

Off-Balance-Sheet Arrangements

As of March 31, 2007, we did not have any significant off-balance-sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Recent Accounting Pronouncements

In June 2006, the FASB issued FIN 48. This interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company will be required to adopt this interpretation in the first quarter of fiscal 2008. The cumulative effect of adopting FIN 48 will be recorded in retained earnings. The Company does not expect that the adoption of FIN 48 will have a significant impact on the Company's financial condition or results of operations.

See Note 2 to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for additional information about other recent accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk relates primarily to our investment portfolio, which consists of fixed income securities with a fair value of approximately $1.69 billion at March 31, 2007. Our primary aim with our investment portfolio is to invest available cash while preserving principal and meeting liquidity needs. The portfolio includes municipal bonds, floating rate notes, mortgage-backed securities, bank certificates of deposit, commercial paper, corporate bonds, auction rate securities and U.S. and foreign government and agency securities. In accordance with our investment policy, we place investments with high credit quality issuers and limit the amount of credit exposure to any one issuer. These securities are subject to interest rate risk and will decrease in value if market interest rates increase. A hypothetical 10% increase or decrease in market interest rates compared to interest rates at March 31, 2007 and April 1, 2006 would not materially affect the fair value of our available-for-sale securities and the impact on our investment portfolio would have been less than $8.0 million and $10.0 million, respectively.

Foreign Currency Exchange Risk

Sales to all direct OEMs and distributors are denominated in U.S. dollars.

Gains and losses on foreign currency forward contracts that are designated and effective as hedges of anticipated transactions, for which a firm commitment has been attained, are deferred and included in the basis of the transaction in the same period that the underlying transaction is settled. Gains and losses on any instruments not meeting the above criteria are recognized in income or expenses in the consolidated statements of income as they are incurred.

We will enter into forward currency exchange contracts to hedge our overseas operating expenses and other liabilities when deemed appropriate. As of March 31, 2007 and April 1, 2006, we had the following outstanding forward currency exchange contracts:

	March 31, 2007	April 1, 2006
	(In thousands and U.S. dollars)	
Singapore dollar	$16,902	$15,929
Euro	—	12,794
Japanese Yen	4,309	4,103
	$21,211	$32,826

The net unrealized gain or loss which approximates the fair market value of the above contracts was immaterial at March 31, 2007 and April 1, 2006. The contracts expire at various dates between April and July 2007.

Our investments in several wholly-owned subsidiaries are recorded in currencies other than the U.S. dollar. As these foreign currency denominated investments are translated at each quarter end during consolidation, fluctuations of exchange rates between the foreign currency and the U.S. dollar increase or decrease the value of those investments. These fluctuations are recorded within stockholders' equity as a component of accumulated other comprehensive income. In addition, as our subsidiaries maintain investments denominated in other than local currencies, exchange rate fluctuations will occur. A hypothetical 10% favorable or unfavorable change in foreign currency exchange rates compared to rates at March 31, 2007 and April 1, 2006 would have affected the value of our investments in foreign currency denominated subsidiaries by less than $14.0 million and $12.0 million, respectively.

Equity Security Price Risk

Our investment in marketable equity securities at March 31, 2007 consists almost entirely of our investment in UMC, which consists of shares of common stock, the value of which is determined by the closing price on the Taiwan Stock Exchange as of the balance sheet date. This value is converted from New Taiwan dollars into U.S. dollars and included in our determination of the change in the fair value of our investment in UMC which is accounted for under the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). The market value of our investment in UMC was approximately $67.0 million at March 31, 2007 as compared to our adjusted cost basis of approximately $62.5 million. The value of our investment in UMC would be materially impacted if there were a significant change in the market price of the UMC shares and/or New Taiwan dollars. Excluding the effect of any changes in the New Taiwan dollar, a hypothetical 30% favorable or unfavorable change in UMC's stock price compared to the stock price at March 31, 2007 would have affected the value of our investment in UMC by less than $21.0 million. See Note 4 to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for additional information about our UMC investment.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

XILINX, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended		
	March 31, 2007(1)	April 1, 2006	April 2, 2005
	(In thousands, except per share amounts)		
Net revenues	$ 1,842,739	$ 1,726,250	$ 1,573,233
Cost of revenues	718,643	657,119	576,284
Gross margin	1,124,096	1,069,131	996,949
Operating expenses:			
Research and development	388,101	326,126	307,448
Selling, general and administrative	375,510	316,302	303,595
Amortization of acquisition-related intangibles	8,009	6,976	6,668
Litigation settlements and contingencies	2,500	3,165	—
Stock-based compensation related to prior years	2,209	—	—
Write-off of acquired in-process research and development	—	4,500	7,198
Total operating expenses	776,329	657,069	624,909
Operating income	347,767	412,062	372,040
Impairment loss on investments	(1,950)	(1,418)	(3,099)
Interest and other, net	85,329	45,958	31,603
Income before income taxes	431,146	456,602	400,544
Provision for income taxes	80,474	102,453	87,821
Net income	$ 350,672	$ 354,149	$ 312,723
Net income per common share:			
Basic	$ 1.04	$ 1.01	$ 0.90
Diluted	$ 1.02	$ 1.00	$ 0.87
Shares used in per share calculations:			
Basic	337,920	349,026	347,810
Diluted	343,636	355,065	358,230

(1) Cost of revenues and operating expenses for fiscal 2007 include stock-based compensation expenses. See Notes 2 and 3 for additional information.

See notes to consolidated financial statements.

XILINX, INC.
CONSOLIDATED BALANCE SHEETS

	March 31, 2007	April 1, 2006
	(In thousands, except par value amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 635,879	$ 783,366
Short-term investments	502,036	201,551
Investment in United Microelectronics Corporation, current portion	—	37,285
Accounts receivable, net of allowances for doubtful accounts and customer returns of $3,737 and $3,697 in 2007 and 2006, respectively	182,295	194,205
Inventories	174,572	201,029
Deferred tax assets	100,344	110,928
Prepaid expenses and other current assets	104,976	119,884
Total current assets	1,700,102	1,648,248
Property, plant and equipment, at cost:		
Land	94,187	63,521
Buildings	281,334	246,550
Machinery and equipment	337,037	311,516
Furniture and fixtures	47,639	44,773
	760,197	666,360
Accumulated depreciation and amortization	(347,161)	(308,103)
Net property, plant and equipment	413,036	358,257
Long-term investments	675,713	616,296
Investment in United Microelectronics Corporation, net of current portion	67,050	239,209
Goodwill	117,955	125,084
Acquisition-related intangibles, net	14,626	22,651
Other assets	190,873	163,802
Total Assets	$ 3,179,355	$ 3,173,547
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 78,912	$ 71,004
Accrued payroll and related liabilities	83,949	79,260
Income taxes payable	24,210	30,048
Deferred income on shipments to distributors	89,052	126,558
Other accrued liabilities	27,246	38,154
Total current liabilities	303,369	345,024
Convertible debentures	999,597	—
Deferred tax liabilities	102,329	92,153
Other long-term liabilities	1,320	7,485
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.01 par value; 2,000 shares authorized; none issued and outstanding	—	—
Common stock, $.01 par value; 2,000,000 shares authorized; 295,902 and 342,618 shares issued and outstanding in 2007 and 2006, respectively	2,959	3,426
Additional paid-in capital	849,888	1,375,120
Retained earnings	916,292	1,334,530
Accumulated other comprehensive income	3,601	15,809
Total stockholders' equity	1,772,740	2,728,885
Total Liabilities and Stockholders' Equity	$ 3,179,355	$ 3,173,547

See notes to consolidated financial statements.

XILINX, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended March 31, 2007	Years Ended April 1, 2006	Years Ended April 2, 2005
	(In thousands)		
Cash flows from operating activities:			
Net income	$ 350,672	$ 354,149	$ 312,723
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	55,998	53,326	51,921
Amortization	17,926	16,223	11,141
Amortization of deferred compensation	—	—	504
Stock-based compensation	90,292	—	—
Stock-based compensation related to prior years	2,209	—	—
Write-off of acquired in-process research and development	—	4,500	7,198
Net (gain) loss on sale of available-for-sale securities	(814)	4,981	(505)
Impairment loss on investments	1,950	1,418	3,099
Convertible debt derivatives – revaluation and amortization	(403)	—	—
Noncash compensation expense	—	735	—
Provision for deferred income taxes	7,091	26,032	59,552
Tax benefit from exercise of stock options	35,765	40,596	51,854
Excess tax benefit from stock-based compensation	(27,413)	—	—
Changes in assets and liabilities, net of effects from acquisition of businesses:			
Accounts receivable, net	11,911	19,380	35,490
Inventories	28,617	(15,307)	(83,268)
Deferred income taxes	3,532	(1,891)	(53,229)
Prepaid expenses and other current assets	35,652	(34,897)	4,509
Other assets	(15,636)	(29,910)	(32,116)
Accounts payable	7,908	7,811	(15,371)
Accrued liabilities	(10,939)	18,917	(5,976)
Income taxes payable	(5,244)	(687)	(23,572)
Deferred income on shipments to distributors	(37,506)	24,047	(48,468)
Net cash provided by operating activities	551,568	489,423	275,486
Cash flows from investing activities:			
Purchases of available-for-sale securities	(1,864,582)	(1,459,248)	(2,161,606)
Proceeds from sale and maturity of available-for-sale securities	1,693,152	1,812,580	2,196,321
Purchases of property, plant and equipment	(110,777)	(67,040)	(61,377)
Acquisition of businesses, net of cash acquired	—	(19,476)	(18,433)
Other investing activities	(1,564)	(24,436)	—
Net cash provided by (used in) investing activities	(283,771)	242,380	(45,095)
Cash flows from financing activities:			
Repurchases of common stock	(1,430,000)	(401,584)	(133,755)
Proceeds from issuance of common stock through various stock plans	128,136	100,949	85,064
Proceeds from issuance of convertible debentures, net of issuance costs	980,000	—	—
Payment of dividends to stockholders	(120,833)	(97,190)	(69,655)
Excess tax benefit from stock-based compensation	27,413	—	—
Net cash used in financing activities	(415,284)	(397,825)	(118,346)
Net increase (decrease) in cash and cash equivalents	(147,487)	333,978	112,045
Cash and cash equivalents at beginning of year	783,366	449,388	337,343
Cash and cash equivalents at end of year	$ 635,879	$ 783,366	$ 449,388
Supplemental schedule of non-cash activities:			
Accrual of affordable housing credit investments	$ —	$ 19,357	$ —
Supplemental disclosure of cash flow information:			
Income taxes paid, net of refunds	$ 39,330	$ 37,159	$ 52,026

See notes to consolidated financial statements.

XILINX, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock Outstanding		Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount					
	(In thousands)						
Balance at April 3, 2004	346,962	$3,470	$ 903,991	$ 1,521,568	$ (1,031)	$ 55,064	$ 2,483,062
Components of comprehensive income:							
Net income	—	—	—	312,723	—	—	312,723
Change in net unrealized loss on available-for-sale securities, net of tax benefit of $38,471	—	—	—	—	—	(55,757)	(55,757)
Cumulative translation adjustment	—	—	—	—	—	897	897
Total comprehensive income							257,863
Issuance of common shares and treasury stock under employee stock plans	7,632	76	(49,420)	(1,763)	135,618	—	84,511
Repurchase of common stock	(4,433)	(44)	—	—	(134,587)	—	(134,631)
Deferred compensation-RocketChips	—	—	504	—	—	—	504
Cash dividends declared ($0.20 per common share)	—	—	—	(69,655)	—	—	(69,655)
Tax benefit from exercise of stock options	—	—	51,854	—	—	—	51,854
Balance at April 2, 2005	350,161	3,502	906,929	1,762,873	—	204	2,673,508
Components of comprehensive income:							
Net income	—	—	—	354,149	—	—	354,149
Change in net unrealized gain on available-for-sale securities, net of taxes of $10,540	—	—	—	—	—	17,179	17,179
Change in net unrealized gain on hedging transactions, net of taxes	—	—	—	—	—	118	118
Cumulative translation adjustment	—	—	—	—	—	(1,692)	(1,692)
Total comprehensive income							369,754
Issuance of common shares and treasury stock under employee stock plans	7,437	74	46,321	(13,009)	70,690	—	104,076
Reclassification of losses from reissuance of treasury stock	—	—	502,552	(502,552)	—	—	—
Repurchase and retirement of common stock	(15,011)	(150)	(159,429)	(169,741)	(70,690)	—	(400,010)
Noncash compensation expense	31	—	735	—	—	—	735
Cash dividends declared ($0.28 per common share)	—	—	—	(97,190)	—	—	(97,190)
Reversal of reserve for cost sharing as a result of Tax Court decision	—	—	44,713	—	—	—	44,713
Tax reconciliation and reclassification adjustments	—	—	(7,297)	—	—	—	(7,297)
Tax benefit from exercise of stock options	—	—	40,596	—	—	—	40,596
Balance at April 1, 2006	342,618	3,426	1,375,120	1,334,530	—	15,809	2,728,885
Components of comprehensive income:							
Net income	—	—	—	350,672	—	—	350,672
Change in net unrealized loss on available-for-sale securities, net of tax benefit of $8,267	—	—	—	—	—	(13,520)	(13,520)
Change in net unrealized loss on hedging transactions, net of taxes	—	—	—	—	—	(105)	(105)
Cumulative translation adjustment	—	—	—	—	—	1,417	1,417
Total comprehensive income							338,464
Issuance of common shares under employee stock plans	8,505	85	125,712	—	—	—	125,797
Repurchase and retirement of common stock	(55,221)	(552)	(781,371)	(648,077)	—	—	(1,430,000)
Stock-based compensation expense	—	—	90,292	—	—	—	90,292
Stock-based compensation capitalized in inventory	—	—	2,161	—	—	—	2,161
Stock-based compensation related to prior years	—	—	2,209	—	—	—	2,209
Cash dividends declared ($0.36 per common share)	—	—	—	(120,833)	—	—	(120,833)
Tax benefit from exercise of stock options	—	—	35,765	—	—	—	35,765
Balance at March 31, 2007	295,902	$2,959	$ 849,888	$ 916,292	$ —	$ 3,601	$ 1,772,740

See notes to consolidated financial statements.

Note 1. Nature of Operations

Xilinx designs, develops and markets complete programmable logic solutions, including advanced integrated circuits, software design tools, predefined system functions delivered as intellectual property cores, design services, customer training, field engineering and technical support. The wafers used to manufacture its products are obtained from independent wafer manufacturers located primarily in Taiwan and Japan. The Company is dependent on these foundries to produce and deliver silicon wafers on a timely basis. The Company is also dependent on subcontractors, primarily located in the Asia Pacific region, to provide semiconductor assembly, test and shipment services Xilinx is a global company with manufacturing and test facilities in the United States, Ireland and Singapore and sales offices throughout the world. The Company derives over one-half of its revenues from international sales, primarily in Europe, Japan and the Asia Pacific region.

Note 2. Summary of Significant Accounting Policies and Concentrations of Risk

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Xilinx and its wholly-owned subsidiaries after elimination of all intercompany transactions. The Company uses a 52- to 53-week fiscal year ending on the Saturday nearest March 31. Fiscal 2007 was a 52-week year ended on March 31, 2007. Fiscal 2006 was a 52-week year ended on April 1, 2006. Fiscal 2005 was a 52-week year ended on April 2, 2005. Fiscal 2008 will be a 52-week year ending on March 29, 2008.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of net revenues and expenses during the reporting period. Such estimates relate to, among others, the useful lives of assets, assessment of recoverability of property, plant and equipment, intangible assets and goodwill, inventory write-downs, allowances for doubtful accounts and customer returns, potential reserves relating to litigation and tax matters, valuation of derivative financial instruments as well as other accruals or reserves. Actual results may differ from those estimates and such differences may be material to the financial statements.

Cash Equivalents and Investments

Cash equivalents consist of highly liquid investments with original maturities from the date of purchase of three months or less. These investments consist of commercial paper, bank certificates of deposit, money market funds and time deposits. Short-term investments consist of municipal bonds, commercial paper, U.S. and foreign government and agency securities, floating rate notes, mortgage-backed securities and bank certificates of deposit with original maturities greater than three months and remaining maturities less than one year from the balance sheet date. Short-term investments also include taxable and tax-advantaged auction rate securities. Long-term investments consist of U.S. and foreign government and agency securities, corporate bonds, mortgage-backed securities, floating rate notes and municipal bonds with remaining maturities greater than one year, unless the investments are specifically identified to fund current operations, in which case they are classified as short-term investments. Equity investments are also classified as long-term investments since they are not intended to fund current operations.

The Company maintains its cash balances with various banks with high quality ratings, and investment banking and asset management institutions. The Company manages its liquidity risk by investing in a variety of money market funds, high-grade commercial paper, corporate bonds, municipal bonds and U.S. and foreign government and agency securities. This diversification of investments is consistent with its policy to maintain liquidity and ensure the ability to collect principal. The Company maintains an offshore investment portfolio denominated in U.S. dollars with investments in non-U.S. based issuers. All investments are made pursuant to corporate investment policy guidelines. Investments include Euro commercial paper, Euro dollar bonds, Euro dollar floating rate notes and offshore time deposits.

Management classifies investments as available-for-sale or held-to-maturity at the time of purchase and re-evaluates such designation at each balance sheet date, although classification is not generally changed. Securities are classified as held-to-maturity when the Company has the positive intent and the ability to hold the securities until maturity. Held-to-maturity securities are carried at cost adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, as well as any interest on the securities, is included in interest income. No investments were classified as held-to-maturity at March 31, 2007 or April 1, 2006. Available-for-sale securities are carried at fair value with the unrealized gains or losses, net of tax, included as a component of accumulated other comprehensive income (loss) in stockholders' equity. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest and other, net. The fair values for marketable debt and equity securities are based on quoted market prices. The cost of securities matured or sold is based on the specific identification method.

Xilinx adopted the provisions of FSP 115-1 on January 1, 2006. Beginning in the fourth quarter of fiscal 2006, the Company assessed other-than-temporary impairment of debt and equity securities in accordance with FSP 115-1. In determining whether a decline in value of non-marketable equity investments in private companies is other-than-temporary, the assessment is made by considering available evidence including the general market conditions in the investee's industry, the investee's product development status, the investee's ability to meet business milestones and the financial condition and near-term prospects of the individual investee, including the rate at which the investee is using its cash and the investee's need for possible additional funding at a lower valuation. When a decline in value is deemed to be other-than-temporary, the Company recognizes an impairment loss in the current period's operating results to the extent of the decline.

Accounts Receivable

The allowance for doubtful accounts reflects the Company's best estimate of probable losses inherent in the accounts receivable balance. The Company determines the allowance based on the aging of Xilinx's accounts receivable, historical experience, known troubled accounts, management judgment and other currently available evidence. Xilinx writes off accounts receivable against the allowance when Xilinx determines a balance is uncollectible and no longer actively pursues collection of the receivable.

Inventories

Inventories are stated at the lower of cost (determined using the first-in, first-out method), or market (estimated net realizable value) and are comprised of the following:

	March 31, 2007	April 1, 2006
	(In thousands)	
Raw materials	$ 28,138	$ 10,390
Work-in-process	109,653	137,939
Finished goods	36,781	52,700
	$174,572	$201,029

The Company reviews and sets standard costs quarterly to approximate current actual manufacturing costs. The Company's manufacturing overhead standards for product costs are calculated assuming full absorption of actual spending over actual volumes, adjusted for excess capacity. Given the cyclicality of the market, the obsolescence of technology and product lifecycles, the Company writes down inventory based on forecasted demand and technological obsolescence. These factors are impacted by market and economic conditions, technology changes, new product introductions and changes in strategic direction and require estimates that may include uncertain elements. Actual demand may differ from forecasted demand and such differences may have a material effect on recorded inventory values.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, net of accumulated depreciation. Depreciation for financial reporting purposes is computed using the straight-line method over the estimated useful lives of the assets of three to five years for machinery, equipment, furniture and fixtures and 15 to 30 years for buildings. Depreciation expense totaled $56.0 million, $53.3 million and $51.9 million for fiscal 2007, 2006 and 2005, respectively.

Impairment of Long-Lived Assets Including Acquisition-Related Intangibles

The Company evaluates the carrying value of long-lived assets and certain identifiable intangible assets to be held and used for impairment if indicators of potential impairment exist. Impairment indicators are reviewed on a quarterly basis. When indicators of impairment exist and assets are held for use, the Company estimates future undiscounted cash flows attributable to the assets. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets or based on appraisals. When assets are removed from operations and held for sale, Xilinx estimates impairment losses as the excess of the carrying value of the assets over their fair value.

Goodwill

As required by SFAS 142, goodwill is not amortized but is subject to impairment tests annually, or earlier if indicators of potential impairment exist, using a fair-value-based approach. All other intangible assets are amortized over their estimated useful lives and assessed for impairment under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Based on the impairment review performed during the fourth quarter of fiscal 2007, there was no impairment of goodwill in fiscal 2007. Unless there are indicators of impairment, the Company's next impairment review for goodwill will be performed and completed in the fourth quarter of fiscal 2008. To date, no impairment indicators have been identified.

Revenue Recognition

Sales to distributors are made under agreements providing distributor price adjustments and rights of return under certain circumstances. Revenue and costs relating to distributor sales are deferred until products are sold by the distributors to the distributor's end customers. For fiscal 2007, approximately 86% of Xilinx's net revenues were from products sold to distributors for subsequent resale to OEMs or their subcontract manufacturers. Revenue recognition depends on notification from the distributor that product has been sold to the distributor's end customer. Also reported by the distributor are product resale price, quantity and end customer shipment information, as well as inventory on hand. Reported distributor inventory on hand is reconciled to deferred revenue balances monthly. The Company maintains system controls to validate distributor data and verify that the reported information is accurate. Deferred income on shipments to distributors reflects the effects of distributor price adjustments and the amount of gross margin expected to be realized when distributors sell through product purchased from the Company. Accounts receivable from distributors are recognized and inventory is relieved when title to inventories transfers, typically upon shipment from Xilinx at which point Xilinx has a legally enforceable right to collection under normal payment terms.

Revenue from sales to direct customers is recognized upon shipment provided that persuasive evidence of a sales arrangement exists, the price is fixed, title has transferred, collection of resulting receivables is reasonably assured, and there are no customer acceptance requirements and no remaining significant obligations. For each of the periods presented, there were no formal acceptance provisions with direct customers.

Revenue from software licenses is deferred and recognized as revenue over the term of the licenses of one year. Revenue from support services is recognized when the service is performed. Revenue from support products, which includes software and services sales, was less than 8% of net revenues for all of the periods presented.

Allowances for end customer sales returns are recorded based on historical experience and for known pending customer returns or allowances.

Foreign Currency Translation

The U.S. dollar is the functional currency for the Company's Ireland and Singapore subsidiaries. Assets and liabilities that are not denominated in the functional currency are remeasured into U.S. dollars, and the resulting gains or losses are included in the consolidated statements of income under interest and other, net. The remeasurement gains or losses were immaterial for fiscal 2007, 2006 and 2005.

The local currency is the functional currency for each of the Company's other wholly-owned foreign subsidiaries. Assets and liabilities are translated from foreign currencies into U.S. dollars at month-end exchange rates and statements of income are translated at the average monthly exchange rates. Exchange gains or losses arising from translation of foreign currency denominated assets and liabilities (i.e., cumulative translation adjustment) are included as a component of accumulated other comprehensive income (loss) in stockholders' equity.

Derivative Financial Instruments

To reduce financial risk, the Company periodically enters into financial arrangements as part of the Company's ongoing asset and liability management activities. Xilinx uses derivative financial instruments to hedge fair values of underlying assets and liabilities or future cash flows which are exposed to foreign currency, equity and interest rate fluctuations. The Company does not enter into derivative financial instruments for trading or speculative purposes. As of March 31, 2007 and April 1, 2006, the Company had the following outstanding forward currency exchange contracts:

	March 31, 2007	April 1, 2006
	(In thousands and U.S. dollars)	
Singapore dollar	$16,902	$15,929
Euro	—	12,794
Japanese Yen	4,309	4,103
	$21,211	$32,826

The net unrealized gain or loss which approximates the fair market value of the above contracts was immaterial at March 31, 2007 and April 1, 2006. The contracts expire at various dates between April and July 2007.

The $1.00 billion debentures include provisions which qualify as embedded derivatives. Please see Note 11 below for detailed discussion about the embedded derivatives. The embedded derivatives were separated from the debentures and their fair value was established at the inception of the debentures. Any subsequent change in fair value of the embedded derivatives would be recorded in the Company's consolidated statement of income. The fair value of the contingent interest provision at inception of the debentures was $2.5 million and was $2.1 million at March 31, 2007. The change in the fair value (i.e., $400 thousand) of this embedded derivative during fiscal 2007 was recorded as a credit to interest expense on the Company's consolidated statement of income.

Research and Development Expenses

Research and development costs are charged to expense as incurred.

Stock-Based Compensation

Effective April 2, 2006, the Company adopted the provisions of SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS 123(R)). SFAS 123(R) requires employee equity awards to be accounted for under the fair value method. Accordingly, stock-based compensation is measured at the grant date, based on the fair value of the award. Prior to the adoption of SFAS 123(R), the Company accounted for stock-based compensation under APB 25 and related interpretations, using the intrinsic value method and provided the required pro forma disclosures in accordance with SFAS No. 123 as amended by SFAS No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure" (SFAS 148). The exercise price of employee stock options is equal to the market price of Xilinx common stock (defined as the closing trading price reported by The NASDAQ Global Select Market) on the date of grant. Additionally, Xilinx's employee stock purchase plan is deemed a compensatory plan under SFAS 123(R). Accordingly, the employee stock purchase plan is included in the computation of stock-based compensation expense.

The Company applies SFAS 123(R) using the modified-prospective method and consequently has not retroactively adjusted results for prior periods. Under the modified-prospective method, the compensation cost recognized by the Company beginning in fiscal 2007 includes (a) compensation cost for all stock-based awards granted prior to, but not yet vested as of April 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all stock-based awards granted subsequent to April 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). The Company uses the straight-line attribution method to recognize stock-based compensation costs over the requisite service period of the award for stock-based awards granted after April 1, 2006. For stock-based awards granted prior to April 2, 2006, the Company continues to use the accelerated amortization method consistent with the amounts disclosed in the pro forma disclosure as prescribed by SFAS 123. Upon exercise, cancellation or expiration of stock options, deferred tax assets for options with multiple vesting dates are eliminated for each vesting period on a first-in, first-out basis as if each award had a separate vesting period. To calculate the excess tax benefits available for use in offsetting future tax shortfalls as of the date of implementation, the Company followed the alternative transition method discussed in FSP 123(R)-3.

Income Taxes

All income tax amounts reflect the use of the liability method under SFAS No. 109. Under this method, deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.

Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments," an amendment of FASB Statements No. 133 and 140 (SFAS 155). SFAS 155 permits interests in hybrid financial instruments that contain an embedded derivative, which would otherwise require bifurcation, to be accounted for as a single financial instrument at fair value, with changes in fair value recognized in earnings. This election is permitted on an instrument-by-instrument basis for all hybrid financial instruments held, obtained, or issued as of the adoption date. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006 (fiscal 2008 for Xilinx). The Company does not expect the adoption of SFAS 155 to have a material effect on its financial condition or results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" (FIN 48). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company will be required to adopt this interpretation in the first quarter of fiscal 2008. The cumulative effect of adopting FIN 48 will be recorded in retained earnings. The Company does not expect that the adoption of FIN 48 will have a significant impact on the Company's financial condition or results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 addresses the diversity in practice of quantifying financial statement misstatements resulting in the potential build up of improper amounts on the balance sheet. SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for companies with fiscal years ending after November 15, 2006 and was adopted by the Company in its fiscal year ending March 31, 2007. SAB 108 allows a one-time transitional cumulative effect adjustment to beginning retained earnings as of April 2, 2006 for errors that were not previously deemed material, but are material under the guidance in SAB 108. The Company's adoption of SAB 108 did not have a material effect on its financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 (fiscal 2009 for Xilinx), and interim periods within those fiscal years. The Company does not expect the adoption of SFAS 157 to have a material effect on its financial condition or results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159). SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007 (fiscal 2009 for Xilinx), although earlier adoption is permitted. The Company is currently assessing the impact of SFAS 159 on its financial condition and results of operations.

Product Warranty and Indemnification

The Company generally sells products with a limited warranty for product quality. The Company provides for known product issues if a loss is probable and can be reasonably estimated. The warranty accrual and related provision for fiscal 2007 is predominately due to two quality issues, one related to a single vendor and another due to a settlement payment with one of the Company's customers. The following table presents a reconciliation of the Company's product warranty liability, which is included in other accrued liabilities on the Company's consolidated balance sheets:

	2007	2006
	(In thousands)	
Balance at beginning of fiscal year	$ 893	$ —
Provision	4,920	2,199
Utilized	(3,313)	(1,306)
Balance at end of fiscal year	$ 2,500	$ 893

The Company generally sells its products with a limited indemnification of customers against intellectual property infringement claims related to the Company's products. Xilinx has historically received only a limited number of requests for indemnification under these provisions and has not been requested to make any significant payments pursuant to these provisions.

Concentrations of Credit Risk

In July 2005, two of the Company's distributors, Avnet and Memec, consolidated and merged into one entity, with Avnet as the surviving company. As of March 31, 2007 and April 1, 2006, the combined Avnet/Memec entity accounted for 86% and 78% of the Company's total accounts receivable, respectively. Resale of product through this combined entity accounted for 67% of the Company's worldwide net revenues in fiscal 2007. Had this acquisition been completed for all periods presented, resale of product through this combined entity would have accounted for 70% and 76% of the Company's worldwide net revenues in fiscal 2006 and 2005, respectively. The Company monitors the creditworthiness of its distributors and believes their sales to diverse end customers and to diverse geographies further serve to mitigate the Company's exposure to credit risk.

Xilinx is subject to concentrations of credit risk primarily in its trade accounts receivable and investments in debt securities to the extent of the amounts recorded on the consolidated balance sheet. The Company attempts to mitigate the concentration of credit risk in its trade receivables through its credit evaluation process, collection terms, distributor sales to diverse end customers and through geographical dispersion of sales. During fiscal 2007, the Company obtained credit insurance for a portion of its accounts receivable balance to further mitigate the concentration of its credit risk. Xilinx generally does not require collateral for receivables from its end customers or from distributors. In the event of termination of a distributor agreement, inventory held by the distributor must be returned.

No end customer accounted for more than 10% of net revenues in fiscal 2007, 2006 or 2005.

The Company mitigates concentrations of credit risk in its investments in debt securities by investing more than 80% of its portfolio in AA or higher grade securities as rated by Standard & Poor's. Additionally, Xilinx limits its investments in the debt securities of a single issuer and attempts to further mitigate credit risk by diversifying risk across geographies and type of issuer. At March 31, 2007, 58% and 42% of its investments in debt securities were domestic and foreign issuers, respectively. See Note 5 for detailed information about the Company's investment portfolio.

Dependence on Independent Manufacturers and Subcontractors

The Company does not directly manufacture the finished silicon wafers used to manufacture its products. Xilinx receives a substantial majority of its finished wafers from one independent wafer manufacturer located in Taiwan. The Company is also dependent on a limited number of subcontractors, primarily located in the Asia Pacific region, to provide semiconductor assembly, test and shipment services.

Note 3. Stock-Based Compensation

Adoption of SFAS 123(R)

Effective April 2, 2006, the Company adopted SFAS 123(R). SFAS 123(R) requires the Company to measure the cost of all employee stock-based compensation awards that are expected to be exercised based on the grant-date fair value of those awards and to record that cost as compensation expense over the period during which the employee is required to perform service in exchange for the award (generally over the vesting period of the award). SFAS 123(R) addresses all forms of stock-based payment awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. In addition, the Company is required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. The Company implemented the standard using the modified-prospective method and consequently has not retroactively adjusted results for prior periods. The Company previously accounted for stock-based compensation under APB 25 and related interpretations, using the intrinsic value method and, as such, generally recognized no compensation cost for employee stock options. Prior to adopting SFAS 123(R), the Company presented all tax benefits resulting from the exercise of stock options as operating cash flows in its statements of cash flows. SFAS 123(R) requires cash flows resulting from excess tax benefits to be classified as a part of cash flows from financing activities. Excess tax benefits are realized tax benefits from tax deductions for exercised options in excess of the deferred tax asset attributable to stock compensation costs for such options. In addition, the Company provided the required pro forma disclosures related to its stock plans prescribed by SFAS 123 as amended by SFAS No. 148.

Under the modified-prospective method of adoption for SFAS 123(R), the compensation cost recognized by the Company beginning in fiscal 2007 includes (a) compensation cost for all stock-based awards granted prior to, but not yet vested as of April 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all stock-based awards granted subsequent to April 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). The Company uses the straight-line attribution method to recognize stock-based compensation costs over the requisite service period of the award for stock-based awards granted after April 1, 2006. For stock-based awards granted prior to April 2, 2006, the Company continues to use the accelerated amortization method consistent with the amounts disclosed in the pro forma disclosure as prescribed by SFAS 123. Upon exercise, cancellation or expiration of stock options, deferred tax assets for options with multiple vesting dates are eliminated for each vesting period on a first-in, first-out basis as if each award had a separate vesting period. To calculate the excess tax benefits available for use in offsetting future tax shortfalls as of the date of implementation, the Company followed the alternative transition method discussed in FSP 123(R)-3.

Options granted to date by the Company generally expire ten years from the grant date. Options granted to existing and newly hired employees generally vest over a four-year period from the date of grant.

Stock-based compensation recognized in fiscal 2007 as a result of the adoption of SFAS 123(R) as well as pro forma disclosures according to the original provisions of SFAS 123 for periods prior to the adoption of SFAS 123(R) use the Black-Scholes option pricing model for estimating fair value of options granted under the Company's stock option plans and rights to acquire stock granted under the Employee Stock Purchase Plan.

The following table summarizes the effects of stock-based compensation resulting from the application of SFAS 123(R) to options granted under the Company's stock option plans and rights to acquire stock granted under the Employee Stock Purchase Plan:

	2007	2006	2005
	(In thousands, except per share amounts)		
Stock-based compensation included in:			
Cost of revenues	$ 10,345	$—	$—
Research and development	41,610	—	—
Selling, general and administrative	38,337	—	—
Stock-based compensation related to prior years	2,209	—	—
Stock-based compensation effect on income before taxes	92,501	—	—
Income tax effect	(26,876)	—	—
Net stock-based compensation effect on net income	$ 65,625	$—	$—
Stock-based compensation effect on basic net income per common share	$ 0.19	$—	$—
Stock-based compensation effect on diluted net income per common share	$ 0.19	$—	$—
Stock-based compensation effect on cash flows from operations	$(27,413)	$—	$—
Stock-based compensation effect on cash flows from financing activities	$ 27,413	$—	$—

In June 2006, under the direction of a Special Committee of the Board of Directors, outside counsel commenced an investigation of the Company's historical stock option-granting practices and found no evidence of fraud in the Company's practices in granting of stock options, nor any evidence of manipulation of the timing or exercise price of stock option grants. The investigation further found no issues of management integrity in the issuance of stock options. The investigation determined that in nearly all cases, stock options were issued as of pre-set dates. Based on the results of the investigation and the Company's analysis of the facts, the Company took a $2.2 million charge to its earnings for the first quarter of fiscal 2007 related to minor differences between recorded grant dates and measurement dates for certain stock option grants between 1997 and 2006. This one-time charge did not have a material effect on the Company's historical financial statements, and, thus, the Company did not restate its financial statements for prior years. See Note 15 for additional information about the conclusion of the investigation, which arose in response to the stockholder derivative complaints and a notification by the SEC of an informal inquiry into the Company's historical stock option-granting practices. The SEC subsequently terminated its informal inquiry of the Company's stock option-granting practices and the stockholder derivative complaints were consolidated and subsequently dismissed.

In accordance with SFAS 123(R), the Company adjusts stock-based compensation on a quarterly basis for changes to the estimate of expected equity award forfeitures based on actual forfeiture experience. The effect of adjusting the forfeiture rate for all expense amortization after April 1, 2006 is recognized in the period the forfeiture estimate is changed. The effect of forfeiture adjustments in fiscal 2007 was insignificant.

The amount that the Company would have capitalized to inventory as of April 1, 2006, if it had applied the provisions of SFAS 123(R) retrospectively, was $4.5 million. Under the provisions of SFAS 123(R), this $4.5 million has been recorded as a credit to additional paid-in-capital. The total stock-based compensation released from the inventory capitalization during fiscal 2007 was $2.3 million, which resulted in an ending inventory balance of $2.2 million related to stock-based compensation at March 31, 2007. During fiscal 2007, the tax benefit realized for the tax deduction from option exercises and other awards totaled $35.8 million. As of March 31, 2007, total unrecognized stock-based compensation costs related to stock options and Employee Stock Purchase Plan was $93.4 million and $19.0 million, respectively. The total unrecognized stock-based compensation cost for stock options and Employee Stock Purchase Plan is expected to be recognized over a weighted-average period of 2.6 years and 0.9 years, respectively.

Prior to the adoption of SFAS 123(R), the Company adopted the disclosure-only alternative allowed under SFAS 123, as amended by SFAS 148. Stock-based compensation expense recognized under SFAS 123(R) was not reflected in the Company's results of operations for fiscal 2006 or 2005 for stock option awards as all options were granted with an exercise price equal to the market value of the underlying common stock on the date of grant. In addition, the Employee Stock Purchase Plan was deemed non-compensatory under the provisions of APB 25. Forfeitures of awards were recognized as they occurred for the period prior to the adoption.

Pro forma information required under SFAS 123 for periods prior to fiscal 2007 as if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based compensation, was as follows:

	2006	2005
	(In thousands, except per share amounts)	
Net income as reported	$354,149	$ 312,723
Deduct: Stock-based employee compensation expense determined under fair value method for all awards, net of tax	(82,956)	(119,237)
Pro forma net income	$271,193	$ 193,486
Net income per common share:		
Basic-as reported	$ 1.01	$ 0.90
Basic-pro forma	$ 0.78	$ 0.56
Diluted-as reported	$ 1.00	$ 0.87
Diluted-pro forma	$ 0.76	$ 0.54

The fair values of stock options and stock purchase plan rights under the Company's stock option plans and Employee Stock Purchase Plan were estimated as of the grant date using the Black-Scholes option-pricing model. In the first quarter of fiscal 2006, the Company modified its volatility assumption to use implied volatility for options granted. Previously, the Company used only historical volatility in deriving its volatility assumption. Management determined that implied volatility is more reflective of market conditions and a better indicator of expected volatility than historical volatility. The expected life of options granted is based on the historical exercise activity as well as the expected disposition of all options outstanding. Calculated under SFAS 123(R) (SFAS 123 for fiscal 2006 and 2005), the per share weighted-average fair values of stock options granted during fiscal 2007,

2006 and 2005 were $9.02, $7.99 and $16.68, respectively. The per share weighted-average fair values of stock purchase rights granted under the Employee Stock Purchase Plan during fiscal 2007, 2006 and 2005 were $6.51, $7.89 and $12.59, respectively. The fair value of stock options and stock purchase plan rights granted in fiscal 2007, 2006 and 2005 were estimated at the date of grant using the following weighted average assumptions:

	Stock Options			Employee Stock Purchase Plan		
	2007	2006	2005	2007	2006	2005
Expected life of options (years)	6.3 to 6.4	4.8 to 5.0	4.7	0.5 to 2.0	0.5 to 2.0	0.5 to 2.0
Expected stock price volatility	0.31 to 0.39	0.29 to 0.36	0.66	0.27 to 0.38	0.27 to 0.46	0.36 to 0.51
Risk-free interest rate	4.4% to 5.2%	3.7% to 4.8%	3.6%	3.6% to 5.2%	1.9% to 4.6%	1.0% to 2.7%
Dividend yield	1.4% to 1.6%	1.0% to 1.1%	0.7%	1.4% to 1.8%	1.2% to 1.4%	0.6% to 0.7%

Options outstanding that have vested and are expected to vest in future periods as of March 31, 2007 are as follows:

	Number of Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (1)
	(Shares and intrinsic value in thousands)			
Vested (i.e., exercisable)	41,803	$32.68	4.60	$110,381
Expected to vest	13,230	$26.64	8.61	16,602
Total vested and expected to vest	55,033	$31.23	5.56	$126,983
Total outstanding	55,942	$31.13	5.62	$128,369

(1) These amounts represent the difference between the exercise price and $25.73, the closing price per share of Xilinx's stock on March 30, 2007, for all in-the-money options outstanding.

Options outstanding that are expected to vest are net of estimated future option forfeitures in accordance with the provisions of SFAS 123(R), which are estimated when compensation costs are recognized. Options with a fair value of $103.2 million completed vesting during fiscal 2007.

Employee Stock Option Plans

Under the Company's stock option plans (Option Plans), options reserved for future issuance to employees and directors of the Company total 91.7 million shares as of March 31, 2007, including 35.8 million shares available for future grants. Options to purchase shares of the Company's common stock under the Option Plans are granted at 100% of the fair market value of the stock on the date of grant. Options granted to date expire ten years from date of grant and vest at varying rates over two or four years.

A summary of the Company's Option Plans activity and related information are as follows:

	Shares Available for Options	Options Outstanding: Number of Shares	Options Outstanding: Weighted Average Exercise Price Per Share
	(Shares in thousands)		
April 3, 2004	28,707	58,123	$27.13
Additional shares reserved	13,560	—	—
Granted	(9,810)	9,810	$37.12
Exercised	—	(5,993)	$ 8.75
Forfeited/cancelled/expired	1,297	(1,297)	$40.78
April 2, 2005	33,754	60,643	$30.18
Granted	(8,489)	8,489	$25.91
Exercised	—	(6,090)	$11.71
Forfeited/cancelled/expired	3,212	(3,212)	$38.64
April 1, 2006	28,477	59,830	$30.99
Additional shares reserved	10,000	—	—
Granted	(8,751)	8,751	$23.50
Exercised	—	(6,598)	$13.88
Forfeited/cancelled/expired	6,041	(6,041)	$37.51
March 31, 2007	35,767	55,942	$31.13

The above table includes additional shares that became available under a five-year evergreen program that was approved by stockholders in 1999. The final allotment of 13.6 million shares, approved by the Board on April 8, 2004, marked the end of the Company's five-year evergreen program. On July 26, 2006, the stockholders approved the adoption of the 2007 Equity Incentive Plan (2007 Plan) and authorized 10.0 million shares to be reserved for issuance thereunder. The types of awards allowed under the 2007 Plan include incentive stock options, non-qualified stock options, restricted stock units (RSUs), restricted stock and stock appreciation rights. The Company expects to issue primarily a mix of non-qualified stock options and RSUs under the 2007 Plan. The expected mix of stock options and RSU awards will change depending upon the grade level of the employees. Employees at the lower grade levels will receive mostly RSUs and may also receive stock options, whereas employees at the higher grade levels, including the Company's executive officers, will receive mostly stock options and may also receive RSUs. The term for options granted under the 2007 Plan will be seven years. Since the 2007 Plan became effective on January 1, 2007, the 10.0 million shares to be reserved for issuance are included as shares available for options in the table above, even though no awards had been granted under the new plan as of March 31, 2007. The 2007 Plan replaced both the Company's 1997 Stock Plan and the Supplemental Stock Option Plan and all available but unissued shares under these prior plans were cancelled as of April 1, 2007. At its 2007 annual stockholder meeting, the Company will seek stockholder approval of an increase in the number of shares reserved for issuance under the 2007 Plan by 5.0 million shares.

The total pre-tax intrinsic value of options exercised during fiscal 2007 was $75.5 million. This intrinsic value represents the difference between the fair market value of the Company's common stock on the date of exercise and the exercise price of each option.

Since the Company adopted the policy of retiring all repurchased shares of its common stock, new shares are issued upon employees' exercise of their stock options.

The following information relates to options outstanding and exercisable under the Option Plans at March 31, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price Per Share	Options Exercisable	Weighted Average Exercise Price Per Share
	(Shares in thousands)				
$8.42 - $21.81	10,205	2.14	$16.22	9,768	$ 16.03
$21.85 - $23.49	10,563	7.69	$23.07	5,855	$ 23.27
$23.53 - $27.35	9,715	8.14	$25.62	3,909	$ 25.70
$27.45 - $37.57	10,901	5.28	$33.02	9,262	$ 33.61
$37.60 - $42.46	10,192	5.96	$40.50	8,643	$ 40.60
$42.88 - $96.63	4,366	3.15	$71.16	4,366	$ 71.16
$8.42 - $96.63	55,942	5.62	$31.13	41,803	$ 32.68

At April 1, 2006, 45.2 million options were exercisable at an average price of $31.39. At April 2, 2005, 45.4 million options were exercisable at an average price of $29.25.

Employee Qualified Stock Purchase Plan

Under the Employee Stock Purchase Plan, qualified employees can obtain a 24-month purchase right to purchase the Company's common stock at the end of six-month exercise periods. Participation is limited to 15% of the employee's annual earnings up to a maximum of $21 thousand in a calendar year. More than 80% of all eligible employees participate in the Employee Stock Purchase Plan. The purchase price of the stock is 85% of the lower of the fair market value at the beginning of the 24-month offering period or at the end of each six-month exercise period. Employees purchased 2.0 million shares for $34.2 million in fiscal 2007, 1.4 million shares for $33.0 million in fiscal 2006 and 1.6 million shares for $32.1 million in fiscal 2005. On July 26, 2006, the stockholders approved an amendment to increase the authorized number of shares available for issuance under the Employee Stock Purchase Plan by 2.0 million shares. At March 31, 2007, 8.0 million shares were available for future issuance out of 36.5 million shares authorized. At its 2007 annual stockholder meeting, the Company will seek stockholder approval of an increase in the number of shares reserved for issuance under the Employee Stock Purchase Plan by 2.0 million shares.

Note 4. Investment in United Microelectronics Corporation

At March 31, 2007, the fair value of the Company's equity investment in UMC stock totaled $67.0 million on the Company's consolidated balance sheet. The Company accounts for its investment in UMC as available-for-sale marketable securities in accordance with SFAS 115.

The following table summarizes the cost basis and fair values of the investment in UMC:

	March 31, 2007		April 1, 2006	
	Adjusted Cost	Fair Value	Adjusted Cost	Fair Value
	(In thousands)			
Current portion	$ —	$ —	$ 32,235	$ 37,285
Long-term portion	62,537	67,050	206,807	239,209
Total investment	$62,537	$67,050	$239,042	$276,494

During fiscal 2007, the Company sold 325.9 million shares of its UMC investment for approximately $183.5 million in cash, resulting in a gain of approximately $7.0 million. The gain is included in interest and other, net in the consolidated statements of income. As of March 31, 2007, the Company held 115.5 million shares of UMC stock.

During fiscal 2007, the fair value of the UMC investment decreased by $209.4 million, including the sale of shares noted above. At March 31, 2007, the Company recorded a total of $1.7 million of deferred tax liabilities and a $2.8 million balance (net of tax) in accumulated other comprehensive income associated with the UMC investment.

Note 5. Financial Instruments

The following is a summary of available-for-sale securities:

	March 31, 2007				April 1, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)							
Money market funds	$ 57,477	$ —	$ —	$ 57,477	$ 52,104	$ —	$ —	$ 52,104
Bank certificates of deposit	41,465	—	—	41,465	245,001	—	—	245,001
Commercial paper	722,690	—	—	722,690	404,581	—	—	404,581
Corporate bonds	85,902	83	(1,109)	84,876	160,123	—	(5,324)	154,799
Auction rate securities	148,835	4	—	148,839	121,307	—	(34)	121,273
Municipal bonds	95,948	317	(576)	95,689	438,912	207	(5,756)	433,363
U.S. and foreign government and agency securities	80,589	—	(445)	80,144	111,039	—	(2,765)	108,274
Floating rate notes	462,475	34	(128)	462,381	—	—	—	—
Mortgage-backed securities	50,288	114	(298)	50,104	—	—	—	—
Investment in UMC	62,537	4,513	—	67,050	239,042	37,452	—	276,494
Investment-other	2,724	—	(430)	2,294	52	86	—	138
	$1,810,930	$5,065	$(2,986)	$1,813,009	$1,772,161	$37,745	$(13,879)	$1,796,027
Included in:								
Cash and cash equivalents				$ 568,210				$ 701,686
Short-term investments				502,036				201,551
Long-term investments				675,713				616,296
Investment in UMC, current				—				37,285
Investment in UMC, long-term				67,050				239,209
				$1,813,009				$1,796,027

The following table shows the fair values and gross unrealized losses of the Company's investments, aggregated by investment category, for individual securities that have been in a continuous unrealized loss position for the length of time specified, at March 31, 2007 and April 1, 2006:

	March 31, 2007					
	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In thousands)					
Corporate bonds	$ 5,647	$ (55)	$ 71,966	$(1,054)	$ 77,613	$(1,109)
Municipal bonds	6,573	(6)	53,491	(570)	60,064	(576)
U.S. and foreign government and agency securities	14,942	(4)	34,102	(441)	49,044	(445)
Floating rate notes	249,626	(128)	—	—	249,626	(128)
Mortgage-backed securities	30,810	(298)	—	—	30,810	(298)
Investment-other	2,294	(430)	—	—	2,294	(430)
	$309,892	$(921)	$159,559	$(2,065)	$469,451	$(2,986)

	April 1, 2006					
	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In thousands)					
Corporate bonds	$ 61,189	$ (2,326)	$ 92,820	$ (2,998)	$154,009	$ (5,324)
Auction rate securities	9,966	(34)	—	—	9,966	(34)
Municipal bonds	317,032	(4,501)	65,707	(1,255)	382,739	(5,756)
U.S. and foreign government and agency securities	67,148	(1,444)	41,086	(1,321)	108,234	(2,765)
	$455,335	$ (8,305)	$199,613	$ (5,574)	$654,948	$(13,879)

The gross unrealized losses on these investments were primarily due to interest rate fluctuations and market-price movements. The Company reviewed the investment portfolio and determined that the gross unrealized losses on these investments at March 31, 2007 and April 1, 2006 were temporary in nature. The aggregate of individual unrealized losses that had been outstanding for 12 months or more were not significant as of March 31, 2007 and April 1, 2006. The Company has the ability and intent to hold these investments until recovery of their carrying values. The Company also believes that it will be able to collect both principal and interest amounts due to the Company at maturity, given the high credit quality of these investments.

The amortized cost and estimated fair value of marketable debt securities (bank certificates of deposit, commercial paper, corporate bonds, auction rate securities, municipal bonds, U.S. and foreign government and agency securities, floating rate notes and mortgage-backed securities) at March 31, 2007, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
	(In thousands)	
Due in one year or less	$1,013,254	$1,012,769
Due after one year through five years	552,956	551,599
Due after five years through ten years	24,136	23,981
Due after ten years	97,846	97,839
	$1,688,192	$1,686,188

Certain information related to available-for-sale securities is as follows:

	2007	2006	2005
	(In thousands)		
Gross realized gains on sale of available-for-sale securities	$ 7,041	$ 169	$ 1,301
Gross realized losses on sale of available-for-sale securities	(6,227)	(5,150)	(796)
Net realized gains (losses) on sale of available-for-sale securities	$ 814	$(4,981)	$ 505
Amortization of premiums on available-for-sale securities	$(8,229)	$(7,798)	$(4,146)

Note 6. Balance Sheet Information

The following tables disclose those current assets, long-term other assets and current liabilities that individually exceed 5% of the respective consolidated balance sheet amounts at each fiscal year. Individual balances that are less than 5% of the respective consolidated balance sheet amounts are aggregated and disclosed as "other."

	March 31, 2007	April 1, 2006
	(In thousands)	
Prepaid expenses and other current assets:		
Advances for wafer purchases	$ 39,999	$ 48,281
Income tax refunds receivable	30,641	28,624
Prepaid expenses	14,677	14,484
Interest receivable	6,818	10,229
Prepaid royalties	4,500	—
Other	8,341	18,266
	$104,976	$119,884
Other assets:		
Deferred tax assets	$ 57,802	$ 32,454
Affordable housing credit investments	37,671	45,878
Deferred compensation plan	25,174	19,071
Debt issuance costs	19,944	—
Investments in intellectual property and licenses	18,057	16,563
Investments in non-marketable equity securities	17,964	17,681
Prepaid royalties and patent license	7,027	—
Advances for wafer purchases	—	24,042
Other	7,234	8,113
	$190,873	$163,802
Accrued payroll and related liabilities:		
Accrued compensation	$ 48,042	$ 50,129
Deferred compensation plan liability	29,079	22,681
Other	6,828	6,450
	$ 83,949	$ 79,260

No individual amounts within other accrued liabilities exceed 5% of total current liabilities at March 31, 2007 or April 1, 2006.

Note 7. Impairment Losses

The Company recognized impairment losses on investments of $2.0 million, $1.4 million and $3.1 million during fiscal 2007, 2006 and 2005, respectively, related to non-marketable equity securities in private companies. These impairment losses resulted primarily from certain investees diluting Xilinx's investment through the receipt of additional rounds of investment at a lower per share price or from the liquidation of certain investees.

Note 8. Commitments

Xilinx leases some of its facilities and office buildings under non-cancelable operating leases that expire at various dates through May 2017. During the third quarter of fiscal 2006, Xilinx entered into a land lease in conjunction with the Company's new building investment in Singapore. The lease cost was settled in an up-front payment in June 2006. Some of the operating leases for facilities and office buildings require payment of operating costs, including property taxes, repairs, maintenance and insurance. Approximate future minimum lease payments under non-cancelable operating leases are as follows:

Fiscal Year	(In thousands)
2008	$ 10,158
2009	8,829
2010	7,127
2011	5,870
2012	1,361
Thereafter	4,136
	$ 37,481

Most of the Company's leases contain renewal options for varying terms. Rent expense, net of rental income, under all operating leases was $8.7 million for fiscal 2007, $6.5 million for fiscal 2006 and $5.0 million for fiscal 2005.

In November 2005, Xilinx made an investment commitment of $37.0 million for a new building in Singapore, the Company's Asia Pacific regional headquarters. As of March 31, 2007, approximately $11.0 million of the Company's investment commitment remains outstanding. The project is expected to be completed in June 2007.

Other commitments at March 31, 2007 totaled $59.1 million and consisted of purchases of inventory and other non-cancelable purchase obligations related to subcontractors that manufacture silicon wafers and provide assembly and some test services. The Company expects to receive and pay for these materials and services in the next three to six months, as the products meet delivery and quality specifications. As of March 31, 2007, the Company also has $24.1 million of non-cancelable license obligations to providers of electronic design automation software and hardware/software maintenance expiring at various dates through December 2010.

In the fourth quarter of fiscal 2005, the Company committed up to $20.0 million to acquire, in the future, rights to intellectual property until July 2023. License payments will be amortized over the useful life of the intellectual property acquired.

Note 9. Net Income Per Common Share

The computation of basic net income per common share for all periods presented is derived from the information on the consolidated statements of income, and there are no reconciling items in the numerator used to compute diluted net income per common share. The total shares used in the denominator of the diluted net income per common share calculation includes 5.7 million, 6.0 million and 10.4 million common equivalent shares attributable to outstanding stock options for fiscal 2007, 2006 and 2005, respectively, that are not included in basic net income per common share.

Outstanding out-of-the-money stock options to purchase approximately 40.7 million, 31.1 million and 28.9 million shares, for fiscal 2007, 2006 and 2005, respectively, under the Company's stock option plans were excluded from diluted net income per common share, applying the treasury stock method, as their inclusion would have been antidilutive. These options could be dilutive in the future if the Company's average share price increases and is greater than the combined exercise prices and the unamortized fair values of these options.

Diluted net income per common share does not include any incremental shares issuable upon the exchange of the debentures (see Note 1 .). The debentures will have no impact on diluted net income per common share until the price of the Company's common stock exceeds the conversion price of $31.18 per share, because the principal amount of the debentures will be settled in cash upon conversion. Prior to conversion, the Company will include, in the diluted net income per common share calculation, the effect of the additional shares that may be issued when the Company's common stock price exceeds $31.18 per share, using the treasury stock method. The conversion price of $31.18 per common share excludes any potential adjustments to the conversion ratio provided under the terms of the debentures.

Note 10. Comprehensive Income

Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances from nonowner sources. The difference between net income and comprehensive income for the Company results from unrealized gains (losses) on its available-for-sale securities, net of taxes, foreign currency translation adjustments and hedging transactions.

The components of comprehensive income are as follows:

	2007	2006	2005
		(In thousands)	
Net income	$350,672	$354,149	$312,723
Net change in unrealized gain (loss) on available-for-sale securities, net of tax	(16,943)	15,287	(55,828)
Reclassification adjustment for losses on available-for-sale securities, net of tax, included in earnings	3,423	1,892	71
Net change in unrealized gain (loss) on hedging transactions, net of tax	(105)	118	—
Net change in cumulative translation adjustment	1,417	(1,692)	897
Comprehensive income	$338,464	$369,754	$257,863

The components of accumulated other comprehensive income at fiscal year-ends are as follows:

	March 31, 2007	April 1, 2006
	(In thousands)	
Accumulated unrealized gain on available-for-sale securities, net of tax	$1,277	$14,797
Accumulated unrealized gain on hedging transactions, net of tax	13	118
Accumulated cumulative translation adjustment	2,311	894
Accumulated other comprehensive income	$3,601	$15,809

The change in the accumulated unrealized gain on available-for-sale securities, net of tax, at March 31, 2007, primarily reflects the decrease in value of the UMC investment since April 1, 2006 (see Note 4). In addition, the unrealized loss on the Company's short-term and long-term investments decreased by $11.2 million during fiscal 2007 due to liquidation of certain investments with loss positions and changes in interest rates.

Note 11. 3.125% Junior Subordinated Convertible Debentures

In March 2007, the Company issued $1.00 billion principal amount of 3.125% convertible debentures due March 15, 2037, to an initial purchaser in a private offering. The debentures are subordinated in right of payment to the Company's existing and future senior debt and to the other liabilities of the Company's subsidiaries. The debentures are initially convertible, subject to certain conditions, into shares of Xilinx common stock at a conversion rate of 32.0760 shares of common stock per $1 thousand principal amount of debentures, representing an initial effective conversion price of approximately $31.18 per share of common stock. The conversion rate will be subject to adjustment for certain events as outlined in the indenture governing the debentures but will not be adjusted for accrued interest. The Company received net proceeds of $980.0 million after deduction of issuance costs of $20.0 million. The debt issuance costs are recorded in long-term other assets and are being amortized to interest expense over 30 years. Interest is payable semiannually in arrears on March 15 and September 15, beginning on September 15, 2007. Interest expense related to the debentures for fiscal 2007 totaled $2.1 million and was included in interest and other, net on the consolidated statement of income. The debentures also have a contingent interest component that will require the Company to pay interest based on certain thresholds beginning with the semi-annual interest period commencing on March 15, 2014 (the maximum amount of contingent interest that will accrue is 0.50% per year) and upon the occurrence of certain events, as outlined in the indenture governing the debentures.

On or after March 15, 2014, the Company may redeem all or part of the debentures for the principal amount plus any accrued and unpaid interest if the closing price of the Company's common stock has been at least 130% of the conversion price then in effect for at least 20 trading days during any 30 consecutive trading-day period prior to the date on which the Company provides notice of redemption. In addition, on or prior to August 27, 2007, the Company may redeem all or part of the debentures for cash at a premium if certain U.S. federal tax legislation, regulations or rules are enacted or are issued. Upon conversion, the Company would pay the holder the cash value of the applicable number of shares of Xilinx common stock, up to the principal amount of the debentures. If the conversion value exceeds $1 thousand, the Company may also deliver, at its option, cash or common stock or a combination of cash and common stock for the conversion value in excess of $1 thousand (conversion spread). There would be no adjustment to the numerator in the net income per common share computation for the cash settled portion of the debentures as that portion of the debt instrument will always be settled in cash. The conversion spread will be included in the denominator for the computation of diluted net income per common share.

Holders of the debentures may convert their debentures only under the following circumstances: 1) during the five business-day period after any ten consecutive trading-day period in which the trading price per debenture was less than 98% of the product of the last reported sale price of Xilinx common stock and the applicable conversion rate, 2) during any fiscal quarter beginning after June 30, 2007, if the closing price of Xilinx common stock exceeds 130% of the applicable conversion price per share for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding quarter, 3) if Xilinx calls any or all of the debentures for redemption, at any time, 4) upon the occurrence of specified corporate transactions, or 5) during the last three months prior to maturity of the applicable debentures. In addition, holders of the debentures who convert their debentures in connection with a fundamental change, as defined in the indenture, may be entitled to a make-whole premium in the form of an increase in the conversion rate. Additionally, in the event of a fundamental change, the holders of the debentures may require Xilinx to purchase all or a portion of their debentures at a purchase price equal to 100% of the principal amount of debentures, plus accrued and unpaid interest, if any. As of March 31, 2007, none of the conditions allowing holders of the debentures to convert had been met.

The Company concluded that the embedded features related to the contingent interest payments, the tax legislation redemption provision and the Company making specific types of distributions (e.g., extraordinary dividends) qualify as derivatives and should be bundled as a compound embedded derivative under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). The fair value of the derivative at the date of issuance of the debentures was $2.5 million and is accounted for as a discount on the debentures. The initial fair value of the debentures of $997.5 million will be accreted to par value over the term of the debt resulting in $2.5 million being amortized to interest expense over 30 years. Any change in fair value of this embedded derivative will be included in interest and other, net on the Company's consolidated statement of income. The fair value of the derivative as of March 31, 2007 was $2.1 million. The balance of the convertible debentures on the Company's consolidated balance sheet at March 31, 2007 was $999.6 million, including the fair value of the embedded derivative. The Company also concluded that the debentures are not conventional convertible debt instruments and that the embedded stock conversion option qualifies as a derivative under SFAS 133. In addition, in accordance with EITF 00-19 "Accounting for Derivative Financial Instruments indexed to and Potentially Settled in a Company's own Stock," the Company has concluded that the embedded conversion option would be classified in stockholders' equity if it were a freestanding instrument. Accordingly, the embedded conversion option is not required to be accounted for separately as a derivative.

Under the terms of the debentures, the Company is required to use reasonable efforts to file a shelf registration statement covering resales of the debentures and any common stock issuable upon conversion of the debentures with the SEC and cause the shelf registration statement to be declared effective within 180 days of the closing of the offering of the debentures. In addition, the Company must maintain the effectiveness of the shelf registration statement for a period of two years after the closing of the offering of the debentures. If the Company fails to meet these terms, it will be required to pay additional interest on the debentures at a rate per annum equal to 0.25% for the first 90 days after the occurrence of the event and 0.50% after the first 90 days. The Company plans to file the shelf registration statement with the SEC in June 2007.

In connection with the closing of the sale of the debentures, $930.0 million of the net proceeds from the issuance of the debentures was used to repurchase 34.6 million shares of the Company's common stock under the Company's stock repurchase program.

Note 12. Stockholders' Equity

Preferred Stock

The Company's Certificate of Incorporation authorized 2.0 million shares of undesignated preferred stock. The preferred stock may be issued in one or more series. The Board of Directors is authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock. As of March 31, 2007 and April 1, 2006, no preferred shares were issued or outstanding.

Common Stock Repurchase Programs

The Board of Directors has approved stock repurchase programs enabling the Company to repurchase its common stock in the open market or through negotiated transactions with independent financial institutions. During the first quarter of fiscal 2007, the Company completed its $350.0 million repurchase program announced in April 2005 by repurchasing 2.8 million shares for $73.9 million. Beginning in the first quarter and ending in the fourth quarter of fiscal 2007, the Company repurchased all of the common stock approved for repurchase under the $600.0 million repurchase program announced in February 2006 by repurchasing 24.3 million shares for $600.0 million. On February 26, 2007, the Board authorized the repurchase of up to an additional $1.50 billion of common stock. This share repurchase program has no stated expiration date. Through March 31, 2007, the Company had repurchased $756.1 million of the $1.50 billion of common stock approved for repurchase under the February 2007 authorization. Between all three repurchase programs the Company repurchased a total of $1.43 billion of common stock during fiscal 2007. Beginning with the third quarter of fiscal 2006, the Company adopted the policy of retiring all repurchased shares, and consequently, no treasury shares were held at March 31, 2007 or April 1, 2006.

During all four quarters of fiscal 2007 and 2006, the Company entered into stock repurchase agreements with independent financial institutions. Under these agreements, Xilinx provided these financial institutions with up-front payments totaling $1.05 billion for fiscal 2007 and $350.0 million for fiscal 2006. These financial institutions agreed to deliver to Xilinx a certain number of shares based upon the volume weighted-average price, during an averaging period, less a specified discount. Under the terms of the accelerated share repurchase program (ASR) entered into during the fourth quarter of fiscal 2007, the Company paid $700.0 million upfront in exchange for a minimum number of shares of its common stock, which were delivered to the Company before the fiscal year end. The $700.0 million was recorded in stockholders' equity in fiscal 2007. Upon completion of the ASR, the Company may receive up to an additional 1.9 million shares in either the first or second quarter of fiscal 2008, depending on the volume weighted-average price, during an averaging period, less a specified discount. If additional shares are received in either the first or second quarter of fiscal 2008, a reclassification adjustment will be recorded within stockholders' equity in that period. In addition, under the guidelines of Rule 10b5-1 under the Exchange Act, Xilinx entered into other agreements with the same independent financial institutions within the first, second and fourth quarters of fiscal 2007 and the first and second quarters of fiscal 2006 to repurchase additional shares on its behalf. As of April 1, 2006, no amounts remained outstanding under any stock repurchase agreements.

During fiscal 2007, 2006 and 2005, the Company repurchased a total of 55.2 million, 15.0 million and 4.4 million shares of common stock for $1.43 billion, $400.0 million and $134.6 million, respectively, as adjusted for accrued and unsettled transactions and including the amounts purchased by the financial institutions and remitted to the Company.

Dividend

On February 26, 2007, the Board of Directors approved an increase to the Company's quarterly common stock dividend from $0.09 per common share to $0.12 per common share, which is payable on May 30, 2007 to stockholders of record at the close of business on May 9, 2007.

Note 13. Income Taxes

The provision for income taxes consists of the following:

		2007	2006	2005
			(In thousands)	
Federal:	Current	$ 36,088	$ 42,382	$ (3,025)
	Deferred	31,739	29,804	57,414
		67,827	72,186	54,389
State:	Current	14,383	4,130	(608)
	Deferred	(24,531)	(2,148)	1,478
		(10,148)	1,982	870
Foreign:	Current	22,912	29,909	31,902
	Deferred	(117)	(1,624)	660
		22,795	28,285	32,562
Total		$ 80,474	$102,453	$87,821

The domestic and foreign components of income before income taxes were as follows:

	2007	2006	2005
Domestic	$ 17,215	$ 59,966	$ 59,042
Foreign	413,931	396,636	341,502
Income before income taxes	$431,146	$456,602	$400,544

The tax benefits associated with stock option exercises and the employee stock purchase plan credited to additional paid-in capital were $35.8 million, $40.6 million and $51.9 million, for fiscal 2007, 2006 and 2005, respectively.

At March 31, 2007, the Company has federal and state net operating loss carryforwards of approximately $18.7 million. If unused, these carryforwards will expire in 2008 through 2026. The Company has federal and state R&D tax credit carryforwards of approximately $93.5 million, federal affordable housing tax credit carryforwards of approximately $37.8 million and other state credit carryforwards of approximately $1.1 million. If unused, $76.3 million of the tax credit carryforwards will expire in 2019 through 2027.

Unremitted foreign earnings that are considered to be permanently invested outside the United States and on which no U.S. taxes have been provided, are approximately $477.4 million as of March 31, 2007. The residual U.S. tax liability, if such amounts were remitted, would be approximately $142.4 million.

The provision for income taxes reconciles to the amount obtained by applying the Federal statutory income tax rate to income before provision for taxes as follows:

	2007	2006	2005
		(In thousands)	
Income before provision for taxes	$431,146	$456,602	$400,544
Federal statutory tax rate	35%	35%	35%
Computed expected tax	150,901	159,811	140,190
State taxes, net of federal benefit	(2,938)	(1,233)	565
Non-deductible stock-based compensation	4,976	—	—
Tax exempt interest	(3,542)	(4,196)	(4,370)
Foreign earnings at lower tax rates	(51,775)	(51,430)	(41,508)
Effect of IRS settlements	—	(9,434)	(4,669)
Tax credits	(12,323)	(7,674)	(9,304)
Dividend (American Jobs Creation Act)	—	24,886	—
Correction of deferred accounting for investment in UMC	—	(9,816)	—
Release of valuation allowance	(90)	(8,936)	—
Deferred compensation	(703)	3,752	3,924
Write-off of in-process R&D	—	1,575	2,519
Other	(4,032)	5,148	474
Provision for income taxes	$ 80,474	$102,453	$ 87,821

The Company has manufacturing operations in Ireland and Singapore. In Ireland, the Company operates under a special tax regime granted for manufacturing status. Under this regime, the majority of the income earned in Ireland is subject to tax at 10%. The regime granting manufacturing status is effective through fiscal 2010. The tax benefit from this special status for fiscal 2007 is approximately $1.7 million on income considered permanently reinvested outside the United States. The Company has been granted "Pioneer Status" in Singapore that is effective through fiscal 2021. The Pioneer Status reduces the Company's tax on the majority of Singapore income from 20% to zero. The benefit of Pioneer Status in Singapore for fiscal 2007 is approximately $15.8 million ($0.05 per common share) on income considered permanently reinvested outside the United States. The tax effect of these low tax jurisdictions on the Company's overall tax rate is reflected in the table above.

The major components of deferred tax assets and liabilities consist of the following at March 31, 2007 and April 1, 2006:

	2007	2006
	(In thousands)	
Deferred tax assets:		
Inventory valuation differences	$ 11,962	$ 10,686
Stock-based compensation	25,996	—
Deferred income on shipments to distributors	34,234	35,713
Accrued expenses	36,417	33,523
Tax loss carryforwards	9,586	7,454
Tax credit carryforwards	132,380	139,858
Intangible and fixed assets	11,370	5,906
Strategic and equity investments	8,083	10,448
Deferred compensation plan	11,688	9,008
Other	6,995	2,083
Total deferred tax assets	288,711	254,679
Deferred tax liabilities:		
Unremitted foreign earnings	(192,018)	(129,107)
Capital gain from merger of USIC with UMC	(13,276)	(48,001)
Unrealized gains on available-for-sale securities	(802)	(9,069)
State income taxes	(23,312)	(14,791)
Other	(3,486)	(2,392)
Total deferred tax liabilities	(232,894)	(203,360)
Valuation allowance	0	(90)
Total net deferred tax assets	$ 55,817	$ 51,229

Deferred tax assets of $57.8 million and $32.5 million at March 31, 2007 and April 1, 2006, respectively, are included in other assets on the consolidated balance sheet (see Note 6).

The Company was examined by the IRS for fiscal 1996 through 2001 tax years. All issues were settled with the exception of issues related to the cost sharing of stock options. On August 30, 2005, the Tax Court issued its opinion concerning whether the value of stock options must be included in the cost sharing agreement with Xilinx Ireland. The Tax Court agreed with the Company that no amount for stock options was to be included in the cost sharing agreement, and thus, the Company had no tax, interest or penalties due for this issue. The decision was entered by the Tax Court on May 31, 2006. On August 25, 2006, the IRS appealed the decision to the Ninth Circuit Court of Appeals. The Company is opposing this appeal, as it believes that the Tax Court decided the case correctly. Management has assessed the risk of loss, and determined that no accrual is required. If the Company were to lose on appeal, the amount due to the IRS would be approximately $39.3 million. Of that amount, only $6.2 million would be an expense to the consolidated statement of income and the remaining $33.1 million would be an adjustment to additional paid-in capital. The Company would also be required to reverse $5.9 million of interest income accrued to date on prepayments to the IRS.

Note 14. Segment Information

Xilinx designs, develops, and markets programmable logic semiconductor devices and the related software design tools. The Company operates and tracks its results in one operating segment. Xilinx sells its products to OEMs and to electronic components distributors who resell these products to OEMs or subcontract manufacturers.

Enterprise wide information is provided in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Geographic revenue information for fiscal 2007, 2006 and 2005 reflects the geographic location of the distributors or OEMs who purchased the Company's products. This may differ from the geographic location of the end customers. Long-lived assets include property, plant and equipment and goodwill. Property, plant and equipment information is based on the physical location of the asset at the end of each fiscal year while goodwill is based on the location of the owning entity.

Net revenues by geographic region were as follows:

	2007	2006	2005
		(In thousands)	
North America:			
United States	$ 727,443	$ 676,778	$ 609,604
Other	3,894	38,074	45,505
Total North America	731,337	714,852	655,109
Asia Pacific:			
China	159,389	162,400	161,300
Other	307,223	244,321	206,567
Total Asia Pacific	466,612	406,721	367,867
Europe	426,922	352,841	326,100
Japan	217,868	251,836	224,157
Worldwide total	$ 1,842,739	$ 1,726,250	$ 1,573,233

Net long-lived assets by country at fiscal year-ends were as follows:

	March 31, 2007	April 1, 2006	April 2, 2005
		(In thousands)	
United States	$399,472	$384,751	$371,380
Foreign:			
Ireland	73,254	74,919	78,908
Singapore	44,300	12,881	5,743
Other	13,965	10,790	7,900
Total foreign	131,519	98,590	92,551
Worldwide total	$530,991	$483,341	$463,931

Note 15. Litigation Settlements and Contingencies

Internal Revenue Service

On August 25, 2006, the IRS filed a Notice of Appeal that it appeals to the U.S. Court of Appeal for the Ninth Circuit, the August 30, 2005 decision of the Tax Court. In its 2005 decision, the Tax Court decided in favor of the Company and rejected the IRS's position that the value of compensatory stock options must be included in the Company's cost sharing agreement with its Irish affiliate. The Company is opposing this appeal as it believes that the Tax Court decided the case correctly. Management has assessed the risk of loss, and determined that no accrual is required (see Note 13).

The IRS recently began an audit of the Company's fiscal 2005 income tax return. The Company believes that adequate amounts have been reserved for any adjustments which may ultimately result.

Other than as stated above, the Company knows of no legal proceedings contemplated by any governmental authority or agency against the Company.

Patent Litigation

On October 17, 2005, a patent infringement lawsuit was filed by Lizy K. John (John) against Xilinx in the U.S. District Court for the Eastern District of Texas, Marshall Division. John sought an injunction, unspecified damages and attorneys' fees.

On November 27, 2006, the Company settled the patent infringement lawsuit with John, under which the Company agreed to pay $6.5 million. John agreed to dismiss the patent infringement lawsuit with prejudice, granted a patent license to the Company and executed an agreement not to sue the Company under any patent owned or controlled by John for ten years. As a result of the settlement agreement, the Company recorded a current period charge of $2.5 million during the third quarter of fiscal 2007. The remaining balance of $4.0 million represented the value of the prepaid patent license granted as part of the settlement. This balance will be amortized over the asset's remaining useful life.

SEC Informal Inquiry

On June 22, 2006, the Company received notice from the SEC advising that the SEC had commenced an informal inquiry into the Company's historical stock option-granting practices. The notice included an informal request for documents. Based on the results of the investigation performed by outside counsel at the direction of a Special Committee of the Board of Directors and the Company's analysis of the facts, the Company took a $2.2 million charge to its earnings for the first quarter of fiscal 2007. The charge was based on the difference between recorded grant dates and measurement dates in certain stock option grants between 1997 and 2006. The investigation found no evidence of fraud in the Company's practices in granting of stock options, nor any evidence of manipulation of the timing or exercise price of stock option grants. The investigation further found no issues of management integrity in the issuance of stock options. The investigation determined that in nearly all cases, stock options were issued as of pre-set dates. The Special Committee and the Board of Directors declared the investigation to be concluded.

On November 28, 2006, the SEC formally notified the Company that its investigation of the Company's stock option granting practices was terminated and that no enforcement action was recommended.

Stockholder Derivative Lawsuits

On June 2, 2006, a Xilinx stockholder filed a derivative complaint in the U.S. District Court for the Northern District of California (*Murphy v. Roelandts et al., Case No. C 06 3564 RMW*), purportedly on behalf of the Company, against members of the Company's Board of Directors and against certain of the Company's officers. The complaint alleged, among other things, that defendants mismanaged corporate assets and breached their fiduciary duties between 1998 and the date of filing by authorizing or failing to halt the backdating of certain stock options. The complaint also alleged that the officer defendants were unjustly enriched by their receipt and retention of the backdated stock option grants and that the Company issued false and misleading proxy statements in fiscal 2002 and 2003.

On June 28, 2006, a second Xilinx stockholder filed a separate, but substantially similar, derivative complaint in the U.S. District Court for the Northern District of California (*Blum v. Roelandts et al., Case No. C 06 4016 JW*), purportedly on behalf of the Company, against members of the Company's Board of Directors and against certain of the Company's officers. The complaint alleged, among other things, that defendants mismanaged corporate assets and breached their fiduciary duties between 1998 and the date of filing by authorizing or failing to halt the backdating of certain stock options. The complaint also alleged that defendants were unjustly enriched by the receipt and retention of the backdated stock option grants and that certain of the defendants sold Xilinx stock for a profit while in possession of material, non-public information. The complaint also alleged that the Company issued false and misleading financial disclosures and proxy statements from fiscal 1998 through 2006. In addition, the complaint alleged that defendants engaged in a fraudulent scheme to divert millions of dollars to themselves via improper option grants.

The two stockholder derivative complaints were consolidated into one stockholder derivative case. On January 8, 2007, the U.S. District Court for the Northern District of California dismissed the consolidated stockholder derivative lawsuit.

Sales Representative Agreements Litigation

In the second quarter of fiscal 2006, the Company accrued an additional $3.2 million that represented the settlement payment for the Rep'tronic litigation.

Other Matters

Except as stated above, there are no pending legal proceedings of a material nature to which the Company is a party or of which any of its property is the subject.

Note 16. Business Combinations

AccelChip, Inc.

In January 2006, Xilinx completed the acquisition of AccelChip, Inc. (AccelChip), a privately-held company that provides MATLAB(R) synthesis software tools for designing digital signal processing systems. The AccelChip acquisition aligns with Xilinx's strategy for its existing DSP products and product development roadmaps, since both AccelChip and Xilinx have significant customer overlap and synergy across the digital communications, multimedia, video and imaging, and defense systems market segments. The acquisition was accounted for under the purchase method of accounting. The total purchase price for AccelChip was $19.6 million in cash, including $436 thousand of acquisition related costs. In connection with the transaction, Xilinx recorded a charge to operations for acquired in-process research and development of $4.5 million. In addition, Xilinx recorded approximately $8.9 million of goodwill and $9.7 million of other intangible assets, which resulted in amortization expense of approximately $500 thousand in fiscal 2006. The financial results for AccelChip are included in the Company's consolidated results from the date of acquisition. Pro forma information is not presented due to the immateriality of the operating results of AccelChip prior to the acquisition. Xilinx had an equity investment in AccelChip of $2.6 million prior to the acquisition. The investment, which was included in the total purchase price of $19.6 million, was previously accounted for under the cost method of accounting.

Following is the purchase price allocation based on the estimated fair value of the assets acquired and liabilities assumed. Management considered a number of factors, including an independent appraisal and expected uses of assets and dispositions of liabilities, in determining the final purchase price allocation.

	Amount (In thousands)	Amortization Life
Current assets	$ 126	
Long-term tangible assets	46	
Goodwill	8,874	
Other intangible assets:		
Developed technology	6,100	5 years
Customer base	1,800	3 years
Tradename	1,800	3 years
Acquired in-process research and development	4,500	
Liabilities assumed	261	
Deferred tax liabilities	(3,880)	
Total purchase price	$19,627	

Hier Design Inc.

In June 2004, Xilinx completed the acquisition of Hier Design Inc. (HDI), a privately held electronic design automation company with expertise in hierarchical floorplanning and analysis software for high-performance field programmable gate array design. The acquisition was accounted for under the purchase method of accounting. The total purchase price for HDI was $20.7 million in cash plus $275 thousand of acquisition related costs. In connection with the transaction, Xilinx recorded a charge to operations for acquired in-process research and development of approximately $7.2 million. In addition, Xilinx recorded approximately $7.8 million of goodwill and $9.9 million of other intangible assets. The financial results for HDI are included in the Company's consolidated results from the date of acquisition. Pro forma information is not presented due to the immateriality of the operating results of HDI prior to the acquisition.

Following is the purchase price allocation based on the estimated fair value of the assets acquired and liabilities assumed. Management considered a number of factors, including an independent appraisal and expected uses of assets and dispositions of liabilities, in determining the final purchase price allocation.

	Amount (In thousands)	Amortization Life
Current assets	$ 21	
Long-term tangible assets	29	
Goodwill	7,811	
Other intangible assets:		
Developed technology	8,797	5 years
Noncompete agreements	704	2.5 years
Patents	417	5 years
Acquired in-process research and development	7,198	
Deferred tax liabilities	(3,967)	
Total purchase price	$21,010	

Note 17. Goodwill and Acquisition-Related Intangibles

As of March 31, 2007 and April 1, 2006, the gross and net amounts of goodwill and of acquisition-related intangibles for all acquisitions were as follows:

	2007	2006	Amortization Life
	(In thousands)		
Goodwill-gross	$169,479	$176,608	
Less accumulated amortization through fiscal 2002	51,524	51,524	
Goodwill-net	$117,955	$125,084	
Noncompete agreements-gross	$ 24,304	$ 24,304	2.5 to 3 years
Less accumulated amortization	24,304	24,116	
Noncompete agreements-net	0	188	
Patents-gross	22,752	22,752	5 to 7 years
Less accumulated amortization	18,714	15,288	
Patents-net	4,038	7,464	
Miscellaneous intangibles-gross	58,958	58,958	2 to 5 years
Less accumulated amortization	48,370	43,959	
Miscellaneous intangibles-net	10,588	14,999	
Total acquisition-related intangibles-gross	106,014	106,014	
Less accumulated amortization	91,388	83,363	
Total acquisition-related intangibles-net	$ 14,626	$ 22,651	

The goodwill balance at March 31, 2007, compared to the balance at April 1, 2006, reflects the reduction for tax adjustments of $7.1 million related to the AccelChip and RocketChips' acquisitions.

Amortization expense for all intangible assets for fiscal 2007, 2006 and 2005 was $8.0 million, $7.0 million and $6.7 million, respectively. Intangible assets are amortized on a straight-line basis. Based on the carrying value of acquisition-related intangibles recorded at March 31, 2007, and assuming no subsequent impairment of the underlying assets, the annual amortization expense for acquisition-related intangibles is expected to be as follows: 2008 - $6.8 million; 2009 - $5.3 million; 2010 - $1.5 million; 2011 - $1.0 million.

Note 18. Employee Benefit Plans

Xilinx offers various retirement benefit plans for U.S. and non-U.S. employees. Total contributions to these plans were $5.9 million, $5.4 million and $5.1 million in fiscal 2007, 2006 and 2005, respectively. For employees in the U.S., the Company provides discretionary 401(k) contributions when performance targets are met. As permitted under Section 401(k) of the Internal Revenue Code, Xilinx's 401(k) Plan (the 401(k) Plan) allows tax deferred salary deductions for eligible employees. The Compensation Committee of the Board of Directors administers the 401(k) Plan. Participants in the 401(k) Plan may make salary deferrals of up to 25% of the eligible annual salary, limited by the maximum dollar amount allowed by the Internal Revenue Code. Effective January 1, 2003, participants who have reached the age of 50 before the close of the plan year may be eligible to make catch-up salary deferral contributions, up to 25% of eligible annual salary, limited by the maximum dollar amount allowed by the Internal Revenue Code.

The Company allows its U.S.-based officers, director-level employees, and its board members to defer a portion of their compensation under the Deferred Compensation Plan (the Plan). The Compensation Committee administers the Plan. At March 31, 2007, there were approximately 99 participants in the Plan who self-direct their contributions into investment options offered by the Plan. The Plan does not allow Plan participants to directly invest in Xilinx's stock. In the event Xilinx becomes insolvent, Plan assets are subject to the claims of the Company's general creditors. There are no Plan provisions that provide for any guarantees or minimum return on investments. At March 31, 2007, Plan assets were $25.2 million and obligations were $29.1 million. At April 1, 2006, Plan assets were $19.1 million and obligations were $22.7 million.

Note 19. Subsequent Event

On April 18, 2007, Xilinx entered into a five-year $250.0 million senior unsecured revolving credit facility with a syndicate of banks. Borrowings under the credit facility will bear interest at a benchmark rate plus an applicable margin based upon the Company's credit rating. In connection with the credit facility, the Company will be required to maintain certain financial and non-financial covenants. The Company has made no borrowings under the credit facility as of this filing.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Xilinx, Inc.

We have audited the accompanying consolidated balance sheets of Xilinx, Inc. as of March 31, 2007 and April 1, 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2007. Our audits also included the financial statement schedule listed in the Index at Part IV, Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Xilinx, Inc. at March 31, 2007 and April 1, 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, on April 2, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Xilinx, Inc.'s internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 29, 2007 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Jose, California
May 29, 2007

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Xilinx, Inc.

We have audited management's assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting, that Xilinx, Inc. maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Xilinx, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Xilinx, Inc. maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Xilinx, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Xilinx, Inc. as of March 31, 2007 and April 1, 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2007 of Xilinx, Inc. and our report dated May 29, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Jose, California
May 29, 2007

XILINX, INC.
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

Description	Beginning of Year	Charged (Credited) to Income	Deductions (c)	Balance at End of Year
	(In thousands)			
For the year ended April 2, 2005:				
Allowance for doubtful accounts	$3,813	$ —	$ 10	$3,803
Allowance for customer returns	$ 176	$(103)	$ 7	$ 66
For the year ended April 1, 2006:				
Allowance for doubtful accounts	$3,803	$ 582(a)	$ 783	$3,602
Allowance for customer returns	$ 66	$ 90	$ 61	$ 95
For the year ended March 31, 2007:				
Allowance for doubtful accounts	$3,602	$ 519(b)	$ 466	$3,655
Allowance for customer returns	$ 95	$ (4)	$ 9	$ 82

(a) In fiscal 2006, the amount includes $382 of allowance recorded in the acquisition of AccelChip which was not charged to operations.

(b) In fiscal 2007, the amount represents recovery of bad debts that were previously charged against the allowance for doubtful accounts which had no impact on operations.

(c) Represents amounts written off against the allowances or customer returns.

SUPPLEMENTARY FINANCIAL DATA

Quarterly Data (Unaudited)

Year ended March 31, 2007 (1)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share amounts)			
Net revenues	$481,362	$467,180	$450,725	$443,472
Gross margin	289,303	286,600	272,762	275,431
Income before income taxes (2)	107,467(3)	119,288(4)	103,117(5)	101,274(6)
Net income	82,491	93,046	87,509	87,626
Net income per common share: (7)				
Basic	$ 0.24	$ 0.27	$ 0.26	$ 0.27
Diluted	$ 0.24	$ 0.27	$ 0.26	$ 0.27
Shares used in per share calculations:				
Basic	341,853	339,431	334,062	325,115
Diluted	348,988	343,192	339,669	330,243
Cash dividends declared per common share	$ 0.09	$ 0.09	$ 0.09	$ 0.09

(1) Xilinx uses a 52- to 53-week fiscal year ending on the Saturday nearest March 31. Fiscal 2007 was a 52-week year and each quarter was a 13-week quarter.

(2) The Company adopted the provisions of SFAS 123(R) in fiscal 2007. Results for fiscal 2006 do not include the effects of stock-based compensation (see Notes 2 and 3 to our consolidated financial statements in Item 8: "Financial Statements and Supplementary Data").

(3) Income before income taxes includes stock-based compensation related to prior years of $2,209 and an impairment loss on investments of $437.

(4) Income before income taxes includes a gain of $5,993 from the sale of a portion of the Company's UMC investment.

(5) Income before income taxes includes a loss related to litigation settlements and contingencies of $2,500, an impairment loss on investments of $1,513 and a gain of $1,023 from the sale of a portion of the Company's UMC investment.

(6) Income before income taxes includes a charge of $5,934 related to an impairment of a leased facility that the Company no longer intends to occupy.

(7) Net income per common share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly per common share information may not equal the annual net income per common share.

Year ended April 1, 2006 (1)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share amounts)			
Net revenues	$405,379	$398,929	$449,605	$472,337
Gross margin	246,897	244,961	283,129	294,144
Income before income taxes	99,793	98,254(2)	130,780	127,775(3)
Net income	76,841	85,598(4)	80,969(5)	110,741(6)
Net income per common share: (7)				
Basic	$ 0.22	$ 0.25	$ 0.23	$ 0.32
Diluted	$ 0.21	$ 0.24	$ 0.23	$ 0.32
Shares used in per share calculations:				
Basic	350,705	349,254	348,203	344,683
Diluted	358,038	356,360	353,237	350,241
Cash dividends declared per common share	$ 0.07	$ 0.07	$ 0.07	$ 0.07

(1) Xilinx uses a 52- to 53-week fiscal year ending on the Saturday nearest March 31. Fiscal 2006 was a 52-week year and each quarter was a 13-week quarter.

(2) Income before income taxes includes a loss related to litigation settlements and contingencies of $3,165.

(3) Income before income taxes includes a write-off of acquired in-process research and development of $4,500 related to the acquisition of AccelChip and an impairment loss on investments of $1,418.

(4) Net income includes a tax benefit resulting from the favorable ruling by the U.S. Tax Court for Xilinx of $9,434.

(5) Net income includes a net increase in federal and state tax expense (net of federal benefit) of $25,310 (prior to true-up in the fourth quarter of fiscal 2006) for the tax effect of the $500,000 repatriation dividend, offset by a release of valuation allowance of $5,903 relating to California R&D credits.

(6) Net income includes a tax benefit of $8,884 for the correction of certain individually immaterial adjustments primarily related to prior periods.

(7) Net income per common share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly per common share information may not equal the annual net income per common share.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Management's Report on Financial Statements

The management of Xilinx is responsible for the integrity and objectivity of the accompanying financial statements and related information. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include amounts based on judgments and estimates by management.

Evaluation of Disclosure Controls and Procedures

An evaluation was carried out, under the supervision of and with the participation of Xilinx, Inc.'s management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) under the Exchange Act) as of the end of the period covered by this report. Based upon the controls evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this Form 10-K, the Company's disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

There was no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting of the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. This system of internal control is designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded and executed in accordance with management's authorization. The design, monitoring and revision of the system of internal control over financial reporting involves, among other things, management's judgments with respect to the relative cost and expected benefits of specific control measures. The effectiveness of the system of internal control over financial reporting is supported by the selection, retention and training of qualified personnel and an organizational structure that provides an appropriate division of responsibility and formalized procedures. The system of internal control is periodically reviewed and modified in response to changing conditions.

Because of its inherent limitations, no matter how well designed, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect all misstatements or all fraud. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time. Our system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

Management has used the framework in the Report '*Internal Control — Integrated Framework*' issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of the system of internal control over financial reporting. Based on this evaluation, management has concluded that the Company's system of internal control over financial reporting was effective as of March 31, 2007.

Management's assessment of the effectiveness of the Company's internal control over financial reporting has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included in Part II, Item 8. of this Form 10-K.

ITEM 9B. OTHER INFORMATION

On February 9, 2007, Mr. Kris Chellam, our former Senior Vice President, Corporate and Enterprise Services announced his retirement, which we reported on a Current Report on Form 8-K. In connection with Mr. Chellam's retirement, on February 26, 2007, we entered into a letter agreement with Mr. Chellam. The letter agreement provides for a separation payment, a consulting agreement through the end of calendar 2007 and the amendment of the post termination exercise period for vested options held by Mr. Chellam as of his termination date. A copy of the letter agreement is attached as Exhibit 10.22 to this Annual Report on Form 10-K and is incorporated herein by reference.

PART III

Certain information required by Part III is omitted from this Report in that the Registrant will file a definitive proxy statement pursuant to Regulation 14A under the Exchange Act (the Proxy Statement) not later than 120 days after the end of the fiscal year covered by this Report, and certain information included therein is incorporated herein by reference. Only those sections of the Proxy Statement that specifically address the items set forth herein are incorporated by reference. Such incorporation does not include the Compensation Committee Report included in the Proxy Statement.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information concerning the Company's directors required by Item 401 of Regulation S-K is incorporated by reference to the section entitled "Proposal One-Election of Directors" in our Proxy Statement.

The information concerning the Company's executive officers required by Item 401 of Regulation S-K is incorporated by reference to Item 1. "Business – Executive Officers of the Registrant" within this Form 10-K.

The information required by Item 405 of Regulation S-K is incorporated by reference to the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement.

The information required by Item 406 of Regulation S-K is incorporated by reference to the section entitled "Board of Directors – Principles of Corporate Governance" in our Proxy Statement.

The information required by Items 407(c)(3), 407(d)(4) and 407(d)(5) of Regulation S-K is incorporated by reference to the section entitled "Director Independence, Board Meetings and Committees" in our Proxy Statement.

Our codes of conduct and ethics and significant corporate governance principles are available on the investor relations page of our website at *www.investor.xilinx.com.* Printed copies of these documents are also available to stockholders upon written request directed to Corporate Secretary, Xilinx, Inc., 2100 Logic Drive, San Jose CA 95124.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 402 of Regulation S-K is incorporated by reference to the sections entitled "Compensation of Directors" and "Executive Compensation and Related Information" in our Proxy Statement.

The information required by Item 407(e)(4) of Regulation S-K is incorporated by reference to the section entitled "Compensation Committee Interlocks and Insider Participation" in our Proxy Statement.

The information required by Item 407(e)(5) of Regulation S-K is incorporated by reference to the section entitled "Report of the Compensation Committee of the Board of Directors" in our Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 403 of Regulation S-K is incorporated by reference to the section entitled "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement. The information required by Item 201(d) of Regulation S-K is set forth below. The table below sets forth certain information as of March 31, 2007 about the Company's Common Stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans (shares in thousands):

Plan Category	A Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	B Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	C Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in Column A)
Equity Compensation Plans Approved by Security Holders			
1988 Stock Option Plan	1,119	$10.81	0
1997 Stock Plan	54,757	$31.56	23,582(1)
2007 Plan	0	N/A	10,000(2)
Employee Stock Purchase Plan	N/A	N/A	7,981
Total—Approved Plans	55,876	$31.14	41,563
Equity Compensation Plans *NOT* Approved by Security Holders (3)			
Supplemental Stock Option Plan (4)	15	$32.66	2,185
Total—All Plans	55,891	$31.14	43,748

(1) The Company ceased issuing options under the 1997 Stock Plan as of April 1, 2007. The 1997 Stock Plan expired on May 8, 2007 and all available but unissued shares under this plan were cancelled. This number includes additional shares that became available under a five-year evergreen program that was approved by stockholders in 1999. The final allotment of 13.6 million shares, approved by the Board on April 8, 2004, marked the end of the Company's five-year evergreen program.

(2) On July 26, 2006, the stockholders approved the adoption of the 2007 Plan and authorized 10.0 million shares to be reserved for issuance thereunder. The new plan became effective on January 1, 2007, but no awards had been granted under the new plan as of March 31, 2007. The 2007 Plan replaced both the Company's 1997 Stock Plan (which expired on May 8, 2007) and the Supplemental Stock Option Plan. All of the shares reserved for issuance under the 2007 Plan may be granted as stock options, stock appreciation rights, restricted stock or restricted stock units.

(3) In November 2000, the Company acquired RocketChips. Under the terms of the merger, the Company assumed all of the stock options previously issued to RocketChips' employees pursuant to four different stock option plans. A total of approximately 807 thousand option shares were assumed by the Company. Of this amount, a total of 51 thousand option shares, with an average weighted exercise price of $18.71, remained outstanding as of March 31, 2007. These option shares are excluded from the above table. All of the options assumed by the Company remain subject to the terms of the RocketChips' stock option plan under which they were issued. Subsequent to acquiring RocketChips, the Company has not made any grants or awards under any of the RocketChips' stock option plans and the Company has no intention to do so in the future.

(4) Under the Supplemental Stock Option Plan, options were granted to employees and consultants of the Company, however neither officers nor members of our Board of Directors were eligible for grants under the Supplemental Stock Option Plan. Only non-qualified stock options were granted under the Supplemental Stock Option Plan (that is, options that do not entitle the optionee to special U.S. income tax treatment) and such options generally expire not later than 12 months after the optionee ceases to be an employee or consultant. Upon a merger of the Company with or into another company, or the sale of substantially all of the Company's assets, each option granted under the Supplemental Stock Option Plan may be assumed or substituted with a similar option by the acquiring company, or the outstanding options will become exercisable in connection with the merger or sale.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 404 of Regulation S-K is incorporated by reference to the section entitled "Related Transactions" in our Company's Proxy Statement.

The information required by Item 407(a) of Regulation S-K is incorporated by reference to the section entitled "Director Independence, Board Meetings and Committees" in our Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference to the sections entitled "Ratification of Appointment of External Auditors" and "Fees Paid to Ernst & Young LLP" in our Company's Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) The financial statements required by Item 15(a) are included in Item 8 of this Annual Report on Form 10-K.

(2) The financial statement schedule required by Item 15(a) (Schedule II, Valuation and Qualifying Accounts) is included in Item 8 of this Annual Report on Form 10-K.
Schedules not filed have been omitted because they are not applicable, are not required or the information required to be set forth therein is included in the financial statements or notes thereto.

(3) The exhibits listed below in (b) are filed or incorporated by reference as part of this Annual Report on Form 10-K.

(b) Exhibits

Exhibit Number	Description
3.1	Restated Certificate of Incorporation of the Company, as amended to date
3.2(1)	Bylaws of the Company, as amended and restated as of May 3, 2006
4.1	Indenture dated March 5, 2007 between the Company as Issuer and the Bank of New York Trust Company, N.A. as Trustee
4.2	Registration Rights Agreement dated March 5, 2007 between the Company and J.P. Morgan Securities Inc.
10.5(2)*	1988 Stock Option Plan, as amended
10.6(4)*	1990 Employee Qualified Stock Purchase Plan, as amended
10.7(4)*	1997 Stock Plan and Form of Stock Option Agreement
10.8(2)*	Form of Indemnification Agreement between the Company and its officers and directors
10.9(5)*	Letter Agreement dated as of January 5, 1996 of the Company to Willem P. Roelandts
10.12.1(6)(7)	Foundry Venture Agreement dated as of September 14, 1995 between the Company and United Microelectronics Corporation (UMC)
10.12.2(6)(7)	FabVen Foundry Capacity Agreement dated as of September 14, 1995 between the Company and UMC
10.12.3(6)(7)	Written Assurances Re: Foundry Venture Agreement dated as of September 29, 1995 between UMC and the Company
10.13.1(5)(6)	Advance Payment Agreement entered into on May 17, 1996 between Seiko Epson Corporation (Seiko) and the Company
10.13.2(3)(6)	Amended and Restated Advance Payment Agreement with Seiko dated December 12, 1997
10.15(6)(8)	Letter Agreement dated January 13, 2000 between the Company and UMC
10.16(9)*	Supplemental Stock Option Plan
10.17(10) *	Xilinx, Inc., Executive Compensation under "Pay for Xilinx Performance" Incentive Program
10.18(11)	Xilinx, Inc. Master Distribution Agreement with Avnet, Inc.
10.19*(12)	Letter Agreement dated June 2, 2005 between the Company and Jon A. Olson
10.20*(13)	Separation Agreement effective May 3, 2006 between the Company and Richard Sevcik
10.21*(14)	Letter Agreement dated October 20, 2006 between the Company and Iain M. Morris
10.22*	Letter Agreement dated February 26, 2007 between the Company and Kris Chellam
10.23*	2007 Equity Incentive Plan
10.24*	Form of Stock Option Agreement under 2007 Equity Incentive Plan

Exhibit Number	Description
10.25*	Form of Restricted Stock Unit Agreement under 2007 Equity Incentive Plan
21.1	Subsidiaries of the Company
23.1	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney (included in the signature page)
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1) Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended April 1, 2006

(2) Filed as an exhibit to the Company's Registration Statement on Form S-1 (File No. 33-34568) which was declared effective June 11, 1990

(3) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended December 27, 1997

(4) Filed as an exhibit to the Company's Registration Statement on Form S-8 (File No. 333-127318) effective August 9, 2005

(5) Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended March 30, 1996

(6) Confidential treatment requested as to certain portions of these documents

(7) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995

(8) Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended April 1, 2000

(9) Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended March 30, 2002

(10) Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended April 2, 2005

(11) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended October 1, 2005

(12) Filed as an exhibit to Amendment No. 1 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 2, 2005

(13) Filed as an exhibit to the Company's Current Report on Form 8-K dated May 3, 2006

(14) Filed as an exhibit to the Company's Current Report on Form 8-K dated November 2, 2006

* Management contract or compensatory plan or arrangement required to be filed as an exhibit to the Company's Annual Report on Form 10-K pursuant to Item 15(b) herein

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on the 30th day of May 2007.

XILINX, INC.

By: /s/ WILLEM P. ROELANDTS

Willem P. Roelandts,
President, Chief Executive Officer and Chairman of the Board of Directors

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Willem P. Roelandts and Jon A. Olson, jointly and severally, his/her attorneys-in-fact, each with the power of substitution, for him/her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his/her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934 this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ WILLEM P. ROELANDTS (Willem P. Roelandts)	President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	May 30, 2007
/s/ JON A. OLSON (Jon A. Olson)	Senior Vice President, Finance and Chief Financial Officer (Principal Accounting and Financial Officer)	May 30, 2007
/s/ JOHN L. DOYLE (John L. Doyle)	Director	May 30, 2007
/s/ JERALD G. FISHMAN (Jerald G. Fishman)	Director	May 30, 2007
/s/ PHILIP T. GIANOS (Philip T. Gianos)	Director	May 30, 2007
/s/ WILLIAM G. HOWARD, JR. (William G. Howard, Jr.)	Director	May 30, 2007
/s/ J. MICHAEL PATTERSON (J. Michael Patterson)	Director	May 30, 2007
/s/ MARSHALL C. TURNER (Marshall C. Turner)	Director	May 30, 2007
/s/ ELIZABETH W. VANDERSLICE (Elizabeth W. Vanderslice)	Director	May 30, 2007

(This page has been left blank intentionally.)

proxy

XILINX®

May 30, 2007

Dear Xilinx Stockholder:

You are cordially invited to attend the 2007 Annual Meeting of Stockholders to be held on Thursday, August 9, 2007 at 11:00 a.m. Pacific Daylight Time, at the headquarters of Xilinx, Inc. ("Xilinx" or the "Company") located at 2050 Logic Drive, San Jose, California 95124. We look forward to your attendance either in person or by proxy. For your convenience, we are pleased to offer a live webcast of our annual meeting at www.investor.xilinx.com.

If you received your annual meeting materials by mail, the notice of annual meeting, proxy statement and proxy card from the Company's Board of Directors (the "Board") and the Company's annual report on Form 10-K for the fiscal year ended March 31, 2007 are enclosed. If you received your annual meeting materials via email, the email contains voting instructions and links to the annual report and proxy statement on the Internet.

At this meeting, the agenda includes:

- the annual election of directors;
- a proposal to approve an amendment to the Company's 1990 Employee Qualified Stock Purchase Plan to increase the number of shares reserved for issuance thereunder by 2,000,000 shares;
- a proposal to approve an amendment to the Company's 2007 Equity Incentive Plan to increase the number of shares reserved for issuance thereunder by 5,000,000 shares; and
- a proposal to ratify the appointment of our external auditors, Ernst & Young LLP.

The agenda will also include any other business that may properly come before the meeting or any adjournment or postponement thereof. The Board recommends that you vote **FOR** the election of each of the director nominees nominated by the Board's Nominating and Governance Committee, **FOR** the increase in the number of shares in the Company's Employee Qualified Stock Purchase Plan, **FOR** the increase in the number of shares in the Company's 2007 Equity Incentive Plan, and **FOR** the ratification of appointment of Ernst & Young LLP as external auditors of the Company for the fiscal year ending March 29, 2008. Please refer to the proxy statement for detailed information on each of the proposals.

At the meeting, we will also report on the operations of Xilinx, and you will have an opportunity to ask questions. Whether or not you plan to attend, please take a few minutes now to vote online or via telephone or, alternatively, mark, sign and date your proxy and return it in the enclosed postage-paid envelope so that your shares will be represented.

Thank you for your continuing interest in Xilinx.

Very truly yours,

Willem P. Roelandts

Willem P. Roelandts
President, Chief Executive Officer and
Chairman of the Board

IMPORTANT: WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE REQUESTED TO VOTE YOUR PROXY ONLINE OR BY TELEPHONE, OR, IN THE ALTERNATIVE, COMPLETE AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED. PLEASE REFERENCE THE "PROXY VOTING; VOTING VIA THE INTERNET AND TELEPHONE" SECTION ON PAGE 1 FOR ADDITIONAL INFORMATION.

Xilinx 2007 Proxy

XILINX®

XILINX, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
Thursday, August 9, 2007

TO OUR STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Xilinx, Inc., a Delaware corporation ("Xilinx" or the "Company"), will be held on Thursday, August 9, 2007 at 11:00 a.m., Pacific Daylight Time, at the Company's headquarters located at 2050 Logic Drive, San Jose, California 95124 for the following purposes:

1. To elect eight (8) directors to serve on the Board of Directors for the ensuing year or until their successors are duly elected and qualified;

2. To approve an amendment to our 1990 Employee Qualified Stock Purchase Plan to increase the number of shares reserved for issuance thereunder by 2,000,000 shares;

3. To approve an amendment to our 2007 Equity Incentive Plan to increase the number of shares reserved for issuance thereunder by 5,000,000 shares;

4. To ratify the appointment of Ernst & Young LLP, an independent registered public accounting firm, as external auditors of Xilinx for the fiscal year ending March 29, 2008; and

5. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this notice.

Only stockholders of record at the close of business on June 11, 2007 are entitled to notice of and to vote at the meeting.

All stockholders are cordially invited to attend the meeting in person. However, to ensure your representation at the meeting, you are urged to vote online or via telephone or, in the alternative, to mark, sign, date and return the enclosed proxy card as promptly as possible in the postage-prepaid envelope enclosed for that purpose. **If you have Internet access, we encourage you to record your vote on the Internet.** Any stockholder of record attending the meeting may vote in person even if he or she returned a proxy.

FOR THE BOARD OF DIRECTORS

Keith A. Chanroo
Secretary

San Jose, California
May 30, 2007

IMPORTANT: WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE REQUESTED TO VOTE YOUR PROXY ONLINE OR BY TELEPHONE, OR, IN THE ALTERNATIVE, COMPLETE AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED. PLEASE REFERENCE THE "PROXY VOTING; VOTING VIA THE INTERNET AND TELEPHONE" SECTION ON PAGE 1 FOR ADDITIONAL INFORMATION.

XILINX, INC.

PROXY STATEMENT
FOR ANNUAL MEETING OF STOCKHOLDERS

This proxy statement, the enclosed proxy card and the annual report on Form 10-K for the fiscal year ended March 31, 2007 are being mailed to stockholders of Xilinx, Inc., a Delaware corporation ("Xilinx" or the "Company"), on or about June 15, 2007 in connection with the solicitation by the Board of Directors (the "Board") of proxies to be used at the Annual Meeting of Stockholders of the Company ("Annual Meeting") to be held on Thursday, August 9, 2007 at 11:00 a.m., Pacific Daylight Time, at the Company's headquarters, located at 2050 Logic Drive, San Jose, California 95124, and any adjournment and postponement thereof.

The cost of preparing, assembling and mailing the notice of Annual Meeting, proxy statement and form of proxy and the solicitation of proxies will be paid by Xilinx. We have retained the services of The Altman Group to assist in obtaining proxies from brokers and nominees of stockholders for the Annual Meeting. The estimated cost of such services is approximately $6,500 plus out-of-pocket expenses. Proxies may also be solicited in person or by telephone or electronically by Xilinx personnel who will not receive any additional compensation for such solicitation. We will pay brokers or other persons holding stock in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals.

INFORMATION CONCERNING VOTING AND PROXY SOLICITATION

Voting

Each stockholder is entitled to one (1) vote for each share of Xilinx common stock ("Common Stock") held by such stockholder as of the Record Date (as defined below) with respect to all matters presented at the Annual Meeting. Stockholders do not have the right to cumulate their votes in the election of directors.

Record Date

Only stockholders of record at the close of business (5:00 p.m., Eastern Daylight Time) on June 11, 2007 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting and at any adjournment or postponement thereof. For information regarding holders of more than 5% of the outstanding Common Stock, see "Security Ownership of Certain Beneficial Owners and Management."

Shares Outstanding

As of the close of business on May 17, 2007 there were 297,885,246 shares of Common Stock outstanding. The closing price of the Company's Common Stock on May 17, 2007, as reported by the NASDAQ Global Select Market ("NASDAQ") was $29.42 per share.

Proxy Voting; Voting via the Internet and Telephone

Shares of Common Stock for which proxy cards are properly executed and returned or that are properly voted via the Internet or by telephone will be voted at the Annual Meeting in accordance with the directions given or, in the absence of directions, will be voted "FOR" the election of each of the nominees to the Board named herein, "FOR" the approval of the amendment of the Company's 1990 Employee Qualified Stock Purchase Plan to increase the number of shares reserved for issuance thereunder, "FOR" the approval of the amendment of the Company's 2007 Equity Incentive Plan to increase the number of shares reserved for issuance thereunder, and "FOR" the ratification of the appointment of Ernst & Young LLP, an independent registered public accounting firm, as the Company's external auditors for fiscal year 2008. It is not expected that any other matters will be brought before the Annual Meeting. If, however, other matters are properly presented, the persons named as proxies in the accompanying proxy card will vote in accordance with their discretion with respect to such matters.

To ensure that your vote is recorded promptly, please vote as soon as possible, even if you plan to attend the Annual Meeting in person. Most stockholders have three (3) options for submitting their votes: (1) via the Internet, (2) by phone or (3) by mail, using the paper proxy card. If you have Internet access, we encourage you to record your vote on the Internet. It is convenient and it saves us significant postage and processing costs. In addition, when you vote via the Internet or by phone prior to the meeting date, your vote is recorded immediately and there is no risk that postal delays will cause your vote to arrive late and therefore not be counted. For further instructions on voting, see your proxy card or the e-mail you received for electronic delivery of this proxy statement. If you attend the Annual Meeting, you may also submit your vote in person, and any previous votes that you submitted, whether by Internet, phone or mail, will be superseded by the vote that you cast at the Annual Meeting.

Electronic Delivery of Xilinx Stockholder Communications

If you decide to vote via the Internet as described above, at that time, you will have the opportunity to elect to have all future stockholder communications delivered to you electronically. We encourage you to sign up for such electronic delivery as it conserves natural resources and reduces printing and mailing costs.

Householding

In an effort to reduce printing costs and postage fees, the Company has adopted a practice approved by the Securities and Exchange Commission ("SEC") called "householding." Under this practice, stockholders who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one (1) copy of the Company's proxy materials unless one (1) or more of these stockholders notifies the Company that they wish to continue receiving individual copies. Stockholders who participate in householding will continue to receive separate proxy cards.

If you share an address with another stockholder and received only one (1) set of proxy materials and would like to request a separate copy of these materials, please send your request to: Xilinx, Inc., 2100 Logic Drive, San Jose, CA 95124, Attn: Investor Relations, call Investor Relations at (800) 836-4002, or visit the Company's website at www.investor.xilinx.com. Xilinx will deliver a separate copy of these materials promptly upon receipt of your written or oral request. You may also contact the Company if you received multiple copies of the proxy materials and would prefer to receive a single copy in the future.

Quorum; Broker Non-Votes

The required quorum for the transaction of business at the Annual Meeting is a majority of the outstanding shares of Common Stock as of the Record Date. Shares of Common Stock entitled to vote and represented at the Annual Meeting by proxy or in person will be tabulated by the inspector of elections appointed for the Annual Meeting and will determine whether or not a quorum is present. Shares that are voted "FOR" or "AGAINST" are treated as being present at the meeting for purposes of establishing a quorum and are also treated as votes eligible to be cast by the record owners of the Common Stock present in person or represented by proxy at the Annual Meeting and entitled to vote on the subject matter (the "Votes Cast") with respect to such matter. In the absence of instructions, shares represented by valid proxies shall be voted in accordance with the recommendations of the Board as shown on the proxy.

The inspector of elections will treat broker non-votes as present only for purposes of determining a quorum and not as Votes Cast. Broker non-votes occur when a stockholder owning Common Stock through a bank, brokerage or other nominee ("street name") does not provide voting instructions to the bank, brokerage firm or other custodian holding his/her shares and that person does not exercise discretion to vote those shares. Under the rules that govern brokers who are record owners of shares that are held in street name for the beneficial owners of the shares, brokers who do not receive voting instructions from their clients have the discretion to vote uninstructed shares on routine matters but have no discretion to vote them on non-routine matters. Proposal One (election of directors) and Proposal Four (ratification of external auditors) are routine matters. Proposal Two (amendment to the 1990 Employee Qualified Stock Purchase Plan) and Proposal Three (amendment to the 2007 Equity Incentive Plan) are non-routine matters.

Vote Required

Affirmative votes constituting a majority of the Votes Cast will be required to (i) approve each of the eight (8) nominees for director; (ii) approve an amendment to the Company's 1990 Employee Qualified Stock Purchase Plan to increase the number of shares reserved for issuance thereunder by 2,000,000 shares; (iii) approve an amendment to the Company's 2007 Equity Incentive Plan to increase the number of shares to be reserved for issuance thereunder by 5,000,000 shares; and (iv) ratify the appointment of Ernst & Young LLP as external auditors for fiscal year 2008. Shares not present and shares voting "abstain" have no effect on the election of directors. Abstentions will have the effect of a vote against the ratification of Ernst & Young LLP, against approval of the amendment to the 1990 Employee Qualified Stock Purchase Plan and against approval of the amendment to the 2007 Equity Incentive Plan. Broker non-votes will not have the effect of a vote either for or against any of the proposals.

Revocability of Proxies

A stockholder giving a proxy may revoke it at any time before it is voted by delivering to the Secretary of the Company, at 2100 Logic Drive, San Jose, California 95124, a written notice of revocation or a duly executed proxy bearing a later date, or by appearing at the Annual Meeting and voting in person. Attendance at the Annual Meeting will not, by itself, be sufficient to revoke a proxy. Accessing the webcast of the Annual Meeting will not, by itself, constitute attendance at the Annual Meeting and will not enable a stockholder to revoke his, her or its proxy using the Internet. Any stockholder owning Common Stock in street name wishing to revoke his/her voting instructions must contact the bank, brokerage firm or other custodian who holds his/her shares and obtain a legal proxy from such bank or brokerage firm to vote such shares in person at the Annual Meeting.

Deadline for Receipt of Stockholder Proposals

To be eligible for inclusion in the Company's proxy statement for the Company's 2008 annual meeting of stockholders pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), stockholder proposals must be received by the Secretary of the Company at our principal executive offices at 2100 Logic Drive, San Jose, California, 95124 no later than February 15, 2008. In order for stockholder proposals made outside of Rule 14a-8 under the Exchange Act to be considered timely within the meaning of Rule 14a-4(c) under the Exchange Act, such proposals must be received by the Secretary of the Company at our principal executive offices no later than May 11, 2008. In addition, the Company's Prior Notice For Inclusion on Agenda Bylaw provision requires that stockholder proposals made outside of Rule 14a-8 under the Exchange Act must be submitted in accordance with the requirements of the Company's Bylaws, not later than May 11, 2008 and not earlier than April 11, 2008; provided however, that if the Company's 2008 annual meeting of stockholders is called for a date that is not within twenty-five (25) days before or after the anniversary of the Annual Meeting, then to be considered timely, stockholder proposals must be received by the Secretary of the Company at our principal executive offices not later than the close of business on the tenth day following the day on which notice of the Company's 2008 annual meeting of stockholders was mailed or publicly disclosed, whichever occurs first. The full text of the Company's Prior Notice for Inclusion on Agenda Bylaw provision described above may be obtained by writing to the Secretary of the Company.

PROPOSAL ONE

ELECTION OF DIRECTORS

Nominees

A board of eight (8) directors ("Directors") is to be elected at the Annual Meeting. Pursuant to action by the Board's Nominating and Governance Committee, the Company is nominating the eight (8) individuals named below, each of whom is currently a Director of the Company. Unless otherwise instructed, the proxy holders will vote the proxies received by them for each of the Company's eight (8) nominees named below. In the event that any nominee of the Company is unable or declines to serve as a Director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the Board to fill the vacancy. The Company is not aware of any nominee who will be unable to serve as a Director. The term of office of each person elected as a Director will continue until the next annual meeting of stockholders or until his or her successor has been elected and qualified.

Name of Nominee	Age	Principal Occupation	Director Since
Willem P. Roelandts	62	President, Chief Executive Officer ("CEO") and Chairman of the Board	1996
John L. Doyle	75	Consultant, Chair of the Audit Committee of the Board	1994
Jerald G. Fishman	61	President and CEO, Analog Devices, Inc., Lead Independent Director	2000
Philip T. Gianos	57	General Partner, InterWest Partners, Chair of the Compensation Committee of the Board	1985
William G. Howard, Jr.	65	Consultant	1996
J. Michael Patterson	61	Consultant	2005
Marshall C. Turner	65	Consultant	2007
Elizabeth W. Vanderslice	43	Chair of the Nominating and Governance Committee of the Board	2000

Mr. Roelandts joined the Company in January 1996 as CEO and a member of the Company's Board. In April 1996, he was appointed to the additional position of President of the Company and assumed the role of Chairman of the Board on August 7, 2003 upon the retirement of Bernard V. Vonderschmitt. Prior to joining the Company, Mr. Roelandts served at Hewlett-Packard Company, a technology solutions provider, as Senior Vice President and General Manager of Computer Systems Organizations from August 1992 through January 1996 and as Vice President and General Manager of the Network Systems Group from December 1990 through August 1992. Mr. Roelandts has served on the board of directors of Applied Materials, Inc., a developer and supplier of nanomanufacturing technology solutions for the electronic industry, since March 2004.

Mr. Doyle joined the Company's Board in 1994. Mr. Doyle held numerous executive management positions at Hewlett-Packard Company from 1981 to 1993. Mr. Doyle is an independent consultant and has served as a director of Analog Devices, Inc., a semiconductor manufacturer, since 1987.

Mr. Fishman has been President and CEO of Analog Devices, Inc., since November 1996. Mr. Fishman also serves as a director of Analog Devices, Inc. and Cognex Corporation, a supplier of machine vision sensors and systems. Please refer to "Other Matters" at the end of this proxy statement for additional information regarding an SEC inquiry concerning Analog Devices, Inc. and Mr. Fishman.

Mr. Gianos has been a General Partner of InterWest Partners, a venture capital firm focused on information technology and life sciences, since August 1982. Prior to joining InterWest Partners, Mr. Gianos was with IBM Corporation, an information technology company, for eight years in engineering management. He managed both chip design and systems integration for several IBM office automation products.

Dr. Howard has worked as an independent consultant for various semiconductor and microelectronics companies since December 1990. From October 1987 to December 1990, Dr. Howard was a senior fellow at the National Academy of Engineering conducting studies of technology management. Dr. Howard held various management positions at Motorola, Inc., a wireless and broadband communications company, between 1969 and 1987 including Senior Vice President and Director of Research and Development. Dr. Howard also serves as a director of Ramtron International Corporation, a manufacturer of memory products.

Mr. Patterson was employed by PricewaterhouseCoopers ("PWC"), a public accounting firm, from 1970 to 2001. The positions he held during his 31-year career at PWC include chair of the national high tech practice, chair of the semiconductor tax practice, department chair for PWC's Silicon Valley tax practice and managing partner of PWC's Silicon Valley office. Mr. Patterson serves on a few boards of private companies and advises charitable organizations.

Mr. Turner served as Chairman and CEO of Toppan Photomasks, Inc., a manufacturer of photomasks for semiconductor chip fabricators, from June 2003 until its purchase in April 2005 by Toppan Printing Co., Ltd., and then as President and CEO of the company renamed "Toppan Photomasks, Inc.," through May 2006. Mr. Turner is also a member of the board of directors of the AllianceBernstein Funds and MEMC Electronic Materials, Inc., as well as several private and non-profit corporations. For more than 20 years prior to 2003, he was a general partner or principal of venture capital firms and also served several times as the acting CEO of operating companies.

Ms. Vanderslice served as a General Manager of Terra Lycos, Inc., an Internet access and interactive content provider, from July 1999 until July 2001. Prior to joining Terra Lycos, Ms. Vanderslice was a Vice President of Wired Digital, Inc., an online services company, beginning in 1995 and served as its President and CEO from 1996 through June 1999 when she led its acquisition by Terra Lycos. Prior to joining Wired Digital, Ms. Vanderslice served as a principal in the investment banking firm Sterling Payot Company and in 1994 became a Vice President at H. W. Jesse & Co., a San Francisco investment banking and business strategy-consulting firm spun off from Sterling Payot.

There are no family relationships among the executive officers of the Company or the Board.

Required Vote

Each nominee receiving more votes "for" than "against" shall be elected as a Director.

**THE BOARD RECOMMENDS A VOTE "FOR"
THE ELECTION OF EACH OF THE DIRECTOR NOMINEES.**

PROPOSAL TWO

AMENDMENT TO 1990 EMPLOYEE QUALIFIED STOCK PURCHASE PLAN

The Company's 1990 Employee Qualified Stock Purchase Plan (the "ESPP") provides eligible employees of the Company and its participating subsidiaries with the opportunity to purchase shares of Common Stock at a discounted price through payroll deductions. During the fiscal year ended March 31, 2007, the Company issued 1,999,791 shares of Common Stock under the ESPP. As of March 31, 2007, a total of 7,981,178 shares remain reserved for issuance under the ESPP, not including the 2,000,000 additional shares of Common Stock that would be authorized if the amendment described below is approved.

Proposal

At the Annual Meeting, the stockholders will be asked to approve the amendment to the ESPP to increase the maximum number of shares of Common Stock that may be issued thereunder by 2,000,000 shares. The Company is required to maintain a sufficient number of shares at the beginning of each offering period (August 1 and February 1) to cover the entire 24-month offering period. If the Company does not have a sufficient number of authorized shares under the ESPP at the beginning of an offering period to cover the projected purchases of our Common Stock under the ESPP through the entire offering period, the Company may incur additional compensation charges to our financial statements for each period in which there is a projected shortage of shares. The Board believes an additional 2,000,000 shares would be necessary to cover the Company's future commitments for enrollment periods occurring before the next annual meeting of stockholders.

On May 7, 2007, subject to stockholder approval, the Board adopted an amendment to the ESPP to increase the authorized number of shares available for issuance under the ESPP by 2,000,000. If this increase is approved by the stockholders, the total number of shares available for issuance under the ESPP immediately following such approval would be 9,981,178.

The Board believes that participation by the Company's employees in the ESPP promotes the success of the Company's business through broad-based equity ownership among the employees. The Board further believes that the ESPP is an integral component of the Company's benefits program that is intended to provide employees with an incentive to exert maximum effort for the success of the Company and to participate in that success through acquisition of the Company's Common Stock.

As long as the ESPP remains in effect, the Company will ask the stockholders each year for the number of additional shares required to meet the Company's projected share commitments for enrollment periods arising before the next annual meeting of stockholders.

Subject to eligibility requirements described below, most of the Company's 3,353 employees (as of March 31, 2007) are eligible to participate in the ESPP. As of March 31, 2007, approximately 82% of the Company's employees were participating in the ESPP.

Summary of the 1990 Employee Qualified Stock Purchase Plan

Except for the amendment to increase the authorized number of shares available for issuance under the ESPP described above, no other change is being made to the ESPP. A summary of the material terms of the plan is set forth below and is qualified, in its entirety, by the full text of the ESPP which is incorporated by reference to Appendix A hereto. A copy of the ESPP can be obtained from us at no charge upon request. A copy of the ESPP reflecting the proposed amendment is also attached as Appendix A of our 2007 proxy statement as filed with the SEC.

Purpose

The purpose of the ESPP is to provide employees of the Company and its designated subsidiaries with an opportunity to purchase Common Stock of the Company through accumulated payroll deductions.

Administration

The ESPP may be administered by the Board or a committee appointed by the Board. All questions of interpretation of the ESPP are determined by the Board or its committee, whose decisions are final and binding upon all participants. Currently, the Compensation Committee administers the ESPP.

Authorized Shares

Currently, a maximum of 36,540,000 shares of our Common Stock are authorized under the ESPP, of which 7,981,178 shares of our Common Stock remain available for future issuance, subject to appropriate adjustments in the event of any stock dividend, stock split, reverse stock split, recapitalization or similar change in the capital structure of the Company, or in the event of any merger, sale of assets or other reorganization of the Company. The Board has amended the ESPP, subject to stockholder approval, to authorize an additional 2,000,000 shares for issuance under the ESPP, which will result in a total of 9,981,178 shares of our Common Stock being available for future purchases.

Eligibility

Any person who is employed by the Company (or any designated subsidiary) for at least twenty (20) hours per week and more than five (5) months in a calendar year shall be eligible to participate in the ESPP, provided that the employee is employed on a given enrollment date and subject to certain limitations imposed by Section 423(b) of the Internal Revenue Code of 1986, as amended (the "Tax Code"). Eligible employees may become participants in the ESPP by delivering to the Company a subscription agreement authorizing payroll deductions on or before the first trading day of the applicable offering period, unless a later time for filing the subscription agreement has been set by the Board for all eligible employees with respect to a given offering period. As of March 31, 2007, most of the Company's 3,353 employees, including its seven (7) executive officers, were eligible to participate in the ESPP.

Offering Periods

The ESPP is implemented by consecutive and overlapping 24-month offering periods with a new offering period commencing on each enrollment date, which is the first day of February and August of each year. Each offering period lasts twenty-four (24) months. The Board may decrease the duration of any offering period without stockholder approval.

Purchase Price

Within each offering period there are four (4), six-month exercise periods, at the end of each of which is the exercise date, which occurs on or about January 31 and July 31. The purchase price of the shares offered under the ESPP in a given exercise period is the lower of 85% of the fair market value of the Common Stock on the enrollment date or 85% of the fair market value of the Common Stock on the exercise date. The fair market value of the Common Stock on a given date is the closing sale price of the Common Stock for such date as reported by NASDAQ as of such date. On March 30, 2007, the last trading day of the fiscal year, the closing price of our Common Stock as reported on NASDAQ was $25.73 per share.

Payroll Deductions

The purchase price for the shares is accumulated by payroll deductions during each offering period. The deductions elected may not exceed 15% nor fall below 2% of a participant's eligible compensation, which is defined in the ESPP to include all regular straight time earnings and any payments for overtime, shift premium, profit sharing or other variable pay, incentive compensation, bonuses, commissions or other compensation for a given offering period. A participant cannot contribute more than $21,250 in any calendar year so that the employee does not exceed the fair market purchase value of $25,000 (determined at the fair market value of the shares at the time the purchase right is granted). A participant may discontinue participating in the ESPP, or may increase or decrease the rate of payroll deductions during the offering period. Upon withdrawal from the ESPP, the Company will refund, without interest, the participant's accumulated payroll deductions not previously applied to the purchase of shares. Payroll deductions commence on the first payday following the enrollment date and end on the last exercise date of the offering period unless sooner terminated as provided in the ESPP.

Grant and Exercise of Purchase Right

In general, the maximum number of shares subject to purchase by a participant in an exercise period is that number determined by dividing the amount of the participant's total payroll deductions to be accumulated prior to the relevant exercise date by the lower of 85% of the fair market value of the Common Stock at the beginning of the offering period or on the exercise date. Unless a participant withdraws from the ESPP, the participant's right to purchase shares is exercised automatically on each exercise date for the maximum number of whole shares at the applicable price.

No employee will be permitted to subscribe for shares under the ESPP if, immediately after the grant of a purchase right, the employee would own and/or hold purchase rights to own 5% or more of the voting securities of the Company nor shall an employee be granted a purchase right which would permit the employee to buy more than $25,000 worth of stock (determined at the fair market value of the shares at the time the purchase right is granted) in any calendar year.

Automatic Transfer to Low Price Offering Period

In the event that the fair market value of the Company's Common Stock is lower on an exercise date than on the enrollment date for the offering period, all participants shall be deemed to have withdrawn from the offering period after the exercise of their purchase right on such exercise date and to have enrolled as participants in a new offering period which begins on or about the day following such exercise date. A participant may elect to remain in the previous offering period by filing a written statement declaring such election prior to the time of the automatic change to the new offering period.

Withdrawal; Termination of Employment

A participant may withdraw all, but not less than all, payroll deductions credited to his or her account but not yet used to exercise a purchase right under the ESPP at any time by signing and delivering to the Company a notice of withdrawal from the ESPP. Any withdrawal by the participant of accumulated payroll deductions for a given offering period automatically terminates the participant's interest in that offering period. The failure to remain in the continuous employment of the Company for at least twenty (20) hours per week during an offering period will be deemed to be a withdrawal from that offering period.

Transferability

No rights or accumulated payroll deductions of a participant under the ESPP may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or pursuant to the ESPP) and any attempt to so assign or transfer may be treated by the Company as an election to withdraw from the ESPP.

Adjustments upon Changes in Capitalization

In the event any change is made in the Company's capitalization pursuant to a stock split or stock dividend, appropriate adjustments will be made by the Board to the number of shares subject to purchase under the ESPP and in the purchase price per share.

Amendment or Termination

The Board may at any time and for any reason amend or terminate the ESPP, except that (other than in limited circumstances set forth in the ESPP) termination shall not affect purchase rights previously granted prior thereto under a prior offering period, and no amendment may make any change in any purchase right previously granted. In addition, stockholder approval for any amendment must be obtained to the extent necessary to comply with applicable law, including Sections 421 or 423 of the Tax Code. In any event, the ESPP shall terminate in 2010.

Federal Tax Information

The following summary of the effect of United States federal income taxation upon the participant and the Company with respect to the purchase of shares under the ESPP does not purport to be complete, and reference should be made to the applicable provisions of the Tax Code. In addition, this summary does not discuss the provisions of the income tax laws of any municipality, state or foreign country in which the participant may reside.

The ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Sections 421 and 423 of the Tax Code. Under these provisions, no income will be taxable to a participant at the time of grant of the purchase right or purchase of shares. Upon disposition of the shares, the participant will generally be subject to tax and the amount of the tax will depend upon the length of time the shares have been held by the participant. If the shares have been held by the participant for more than two (2) years after the date of grant of the purchase right and more than one (1) year from the date the shares are purchased by him or her, the lesser of (a) the excess of the fair market value of the shares at the time of such disposition over the purchase right price or (b) 15% of the fair market value of the shares on the first day of the offering period, will be treated as ordinary income. Any further gain upon such disposition will be treated as long-term capital gain. If the shares are disposed of before the expiration of these holding periods, the participant will recognize ordinary income generally equal to the excess of the fair market value of the purchased shares on the date of the purchase over the purchase price Any additional gain or loss on the sale will be short-term capital gain or loss depending on the holding period. The Company is entitled to a deduction for amounts taxed as ordinary income reported by participants upon disposition of shares within two (2) years from date of grant or one (1) year from the date of acquisition.

New Plan Benefits

The number of shares that may be purchased under the ESPP will depend on each participant's voluntary election to participate and on the fair market value of the Common Stock of the Company on future purchase dates, and therefore the actual number of shares that may be purchased by any individual is not determinable. No purchase rights have been granted and no shares of Common Stock of the Company have been issued with respect to the 2,000,000 additional shares for which stockholder approval is being sought.

Number of Shares Purchased by Certain Individuals and Groups

The following table sets forth (i) the aggregate number of shares of Common Stock of the Company purchased under the ESPP by the listed persons and groups during fiscal 2007, and (ii) the market value of shares purchased pursuant to the ESPP on the date of such purchase, minus the purchase price of such shares thereunder for the individuals and groups listed below:

Employee Stock Purchase Plan

Name of Nominee	Dollar Value ($)	Number of Shares
Willem P. Roelandts President, CEO and Chairman of the Board	9,110	1,250
Jon A. Olson Senior Vice President, Finance and Chief Financial Officer	9,110	1,250
Patrick W. Little Vice President, Worldwide Sales and Services	12,157	2,250
Boon C. Ooi Vice President, Worldwide Operations	9,110	1,250
Omid Tahernia Vice President and General Manager	6,759	1,111
All current executive officers, as a group	64,467	9,611
All Directors who are not executive officers, as a group (1)	N/A	N/A
All employees who are not executive officers, as a group	10,760,120	1,990,180

(1) Non-employee directors are not eligible to participate in the ESPP.

Required Vote

Affirmative votes constituting a majority of Votes Cast will be required to ratify the amendment to the Company's ESPP to increase the number of shares of Common Stock reserved for issuance thereunder by 2,000,000 shares.

THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF AN AMENDMENT TO THE COMPANY'S EMPLOYEE STOCK PURCHASE PLAN TO INCREASE THE NUMBER OF SHARES OF COMMON STOCK RESERVED FOR ISSUANCE THEREUNDER BY 2,000,000 SHARES.

PROPOSAL THREE

AMENDMENT TO THE 2007 EQUITY INCENTIVE PLAN

Proposal

At the Annual Meeting, the stockholders are being requested to approve the proposed amendment to the 2007 Equity Incentive Plan (the "2007 Plan"), to increase by 5,000,000 the number of shares of Common Stock reserved for issuance to a total of 15,000,000 shares.

The 2007 Plan was adopted by the Company's Board on May 3, 2006, and approved by stockholders at the Annual Stockholders Meeting in July 2006. The 2007 Plan replaced the Company's 1997 Stock Plan and Supplemental Stock Option Plan. The 2007 Plan as originally adopted had 10,000,000 shares of Common Stock reserved for issuance. All available but unissued shares under the prior plans have been cancelled.

Each year an evaluation of the performance and compensation of each Company employee is conducted, culminating in adjustments to the compensation of a substantial number of Company employees in July of each year, which adjustments include equity awards. This process is called "Focal Review." In connection with the fiscal 2008 and fiscal 2009 Focal Review which will conclude in July 2007 and July 2008, respectively, and as a result of new hire and promotion grants throughout the year, we anticipate using a substantial number of the shares currently available under the 2007 Plan. Consistent with past years, our 2008 annual stockholder meeting will not occur until August of 2008, and therefore it is necessary for us to seek stockholder approval of an increase in the number of shares available under the 2007 Plan at the Annual Meeting to ensure that we have a sufficient number of shares available under the 2007 Plan to meet the requirements of our equity compensation program.

Key Terms of the 2007 Plan

The following is a summary of the key provisions of the 2007 Plan.

Plan Term: January 1, 2007 to December 31, 2013

Eligible Participants: Employees of the Company and its subsidiaries, consultants and non-employee directors of Xilinx are eligible to receive awards under the 2007 Plan.

Shares Authorized: Currently, 10,000,000 shares of Common Stock, and if the stockholders approve the proposed amendment, to increase by 5,000,000 shares of Common Stock, a total of 15,000,000 shares, subject to adjustment to reflect stock splits and similar events.

Award Types:

- Non-qualified and incentive stock options
- Restricted stock awards
- Restricted stock units ("RSUs")
- Stock appreciation rights ("SARs")

162(m) Limits: Section 162(m) of the Tax Code requires, among other things, that the maximum number of shares awarded to an individual must be approved by stockholders in order for the awards to be eligible for treatment as performance-based compensation that will not be subject to the $1,000,000 limitation on tax deductibility for compensation paid to specified senior executives. Accordingly, the 2007 Plan limits awards granted to an individual participant in any calendar year to:

- No more than 4,000,000 shares subject to options or SARs, in the aggregate
- No more than 2,000,000 shares subject to awards other than options and SARs
- No award may be settled in cash for an amount exceeding $6,000,000 in the aggregate

Award Terms: Stock options and SARs expire seven (7) years from the date of grant.

Exercise Price: The exercise price of stock options or SARs may not be less than 100% of the fair market value of our Common Stock on the date of grant. Repricing of options, either by directly lowering the exercise price or through the cancellation of an option in exchange for a new option having a lower exercise price, is not permitted without stockholder approval.

The Board believes that participation in the 2007 Plan by the employees, consultants, and non-employee directors of the Company and its designated subsidiaries worldwide promotes the success of the Company's business through equity ownership. The Board further believes that the 2007 Plan is an integral component of the Company's benefits program intended to provide its employees, consultants, and non-employee directors with an incentive to exert maximum effort for the success of the Company and to participate in that success through acquisition of the Company's Common Stock. Therefore, the Board unanimously adopted on May 7, 2007, subject to stockholder approval, an amendment to increase the maximum number of shares of Common Stock issuable under the 2007 Plan by 5,000,000 shares to a total of 15,000,000 shares to ensure that the Company will continue to have available a reasonable number of shares for its equity program.

Summary of the 2007 Plan

A summary of the material terms of the 2007 Plan is set forth below and is qualified, in its entirety, by the full text of the 2007 Plan, which is incorporated by reference to Appendix B hereto. A copy of the 2007 Plan can be obtained from us at no charge upon request. A copy of the 2007 Plan reflecting the proposed amendment is also attached as Appendix B of our 2007 proxy statement as filed with the SEC.

Purpose

The purpose of the 2007 Plan is to attract and retain the services of employees, consultants, and non-employee directors of the Company and its subsidiaries, and to provide such persons with a proprietary interest in the Company through the granting of options, RSUs, SARs and restricted stock.

Administration

The Compensation Committee of the Board administers the 2007 Plan, unless otherwise determined by the Board. The Compensation Committee consists of at least two (2) directors of the Company who are both "outside directors" under Section 162(m) of the Tax Code, and "non-employee directors" under Rule 16b-3 promulgated under the Exchange Act. The Compensation Committee, in its sole discretion, will interpret the 2007 Plan and prescribe, amend, and rescind any rules and regulations necessary or appropriate for the administration of the 2007 Plan, including the creation of sub-plans to take advantage of favorable tax-treatment, comply with local law, or reduce administrative burdens for grants of awards in non-U.S. jurisdictions.

Eligibility

The Compensation Committee determines the employees, consultants, and non-employee directors of the Company or a subsidiary who are eligible to receive awards under the 2007 Plan. As of March 31, 2007, there were approximately 3,353 employees, including seven (7) executive officers, 293 consultants and seven (7) non-employee directors eligible to participate under the 2007 Plan.

Shares Subject to the 2007 Plan

Subject to adjustment in the event of certain corporate events (as described below), the maximum number of shares of the Company's Common Stock available for issuance under the 2007 Plan is currently 10,000,000, all of which may be granted under the terms of the 2007 Plan as incentive stock options. The Board has amended the 2007 Plan, subject to stockholder approval, to increase the maximum number of shares that may be issued under the 2007 Plan to 15,000,000. As of March 31, 2007, no shares had been issued under the 2007 Plan.

Types of Awards

The 2007 Plan allows the Compensation Committee to grant incentive stock options, non-qualified stock options, RSUs, restricted stock and SARs. Subject to the limits set forth in the 2007 Plan, the Compensation Committee has the discretionary authority to determine the amount and terms of awards granted under the 2007 Plan.

Automatic Non-employee Director Awards

Under the 2007 Plan, each eligible non-employee Director is automatically granted an initial option to purchase 36,000 shares of Common Stock on the date of the Director's first Board or Committee meeting after becoming a Director, and an additional option to purchase 18,000 shares of Common Stock on the first trading day of January each year, provided that the Director was serving on the Board for a minimum of six (6) months.

Limitations on Awards

Awards under the 2007 Plan are subject to the following limitations:

An option's exercise price cannot be less than 100% of the fair market value of the shares underlying the option on the date of option grant. A SAR's base level price cannot be less than 100% of the fair market value of the shares underlying the SAR on the date of grant of such SAR.

The aggregate awards granted under the 2007 Plan to any participant during any calendar year shall not exceed (i) 4,000,000 shares of the Company's Common Stock subject to stock options or SARs and (ii) 2,000,000 shares of the Company's Common Stock subject to awards other than stock options and SARs. In addition, no participant may receive during any calendar year an award under the 2007 Plan settled in cash exceeding $6,000,000 in the aggregate.

The Company cannot reprice options, either by directly lowering the exercise price or through the cancellation of an option in exchange for a new option having a lower exercise price, without the prior approval of the Company's stockholders.

Section 162(m) of the Tax Code

The Compensation Committee has the sole discretion to condition awards granted to those employees subject to Section 162(m) of the Tax Code on the attainment of performance goals. The Compensation Committee shall establish the performance goals in writing. The Compensation Committee, in its sole discretion, may include one (1) or more of the following criteria in either absolute or relative terms, for the Company or any subsidiary, as a performance condition applicable to an award: (i) increased revenue; (ii) net income measures (including, but not limited to, income after capital costs and income before or after taxes); (iii) stock price measures (including, but not limited to, growth measures and total stockholder return); (iv) market segment share; (v) earnings per share (actual or targeted growth); (vi) cash flow measures (including, but not limited to, net cash flow and net cash flow before financing activities); (vii) return measures (including, but not limited to, return on equity, return on average assets, return on capital, risk-adjusted return on capital, return on investors' capital and return on average equity); (viii) operating measures (including operating income, funds from operations, cash from operations, after-tax operating income, sales volumes, production volumes and production efficiency); and (ix) expense measures (including, but not limited to, overhead cost and general and administrative expense).

Transferability

Awards granted under the 2007 Plan may not be transferred other than by will or the laws of descent and distribution, and may be exercised during the lifetime of a participant only by the participant or the participant's legally authorized representative. However, the Compensation Committee, in its sole discretion, may allow for the transfer or assignment of a participant's award pursuant to a divorce decree or domestic relations order, but only if such participant is a U.S. resident.

Adjustments upon Changes in Capitalization

In the event any change is made in the Company's capitalization pursuant to a stock split or stock dividend, or any other recapitalization, appropriate adjustments shall be made to the number of shares of Common Stock subject to purchase under the 2007 Plan, the exercise price of options, the SAR base level price, and the number of shares underlying outstanding awards.

Merger or Change of Control

In the event of a merger, consolidation, or share exchange pursuant to which the Company is not the surviving or resulting corporation: (i) the shares or equivalent cash or property of the surviving or resulting corporation shall be substituted for any unexercised portions of outstanding awards under the 2007 Plan; or (ii) all awards may be canceled by the Company immediately prior to the effective date of such event and each stockholder may be permitted to purchase all or any portion of the shares of Common Stock underlying his or her vested and unvested award(s) within thirty (30) days of such effective date, as determined by the Company. At the discretion of the Compensation Committee, awards not canceled as described in (ii) above may be accelerated and exercisable in full and all restriction periods, if any, shall expire.

Amendment or Termination

The Board may at any time and for any reason amend, alter, revise, suspend or terminate the 2007 Plan. Unless sooner terminated by the Board, the 2007 Plan shall terminate on December 31, 2013. However, without stockholder approval, the Compensation Committee may not amend the 2007 Plan to increase the total number of shares of Common Stock issuable thereunder, change the class of persons eligible to receive incentive stock options or effect any other change that would require stockholder approval under applicable law.

Federal Tax Information

The following summary of the effect of United States federal income taxation upon the participant with respect to the 2007 Plan does not purport to be complete and reference should be made to the applicable provisions of the Tax Code. In addition, this summary does not discuss the provisions of the income tax laws of any municipality, state or foreign country in which the participant may reside.

Incentive Stock Options

An individual residing in the U.S. who is granted an incentive stock option is not taxed on the date of grant or vesting of such option. If the shares underlying the option are held for at least two (2) years from the date of grant, and at least one (1) year from the date of option exercise (the "holding periods"), then upon the sale of the shares, the individual will recognize a long-term capital gain or loss on the difference between the fair market value of the Common Stock underlying the option on the date of option grant and the fair market value of the Common Stock underlying the option on the date of sale. If either of the holding periods is not satisfied, the individual will recognize as ordinary income on the date of the disqualifying disposition of the shares an amount equal to the difference between the option's exercise price and the fair market value of the Common Stock underlying the option. Any further gain or loss upon the disqualifying disposition of the shares constitutes a capital gain or loss.

Non-Qualified Stock Options

An individual who is granted a non-qualified stock option is not taxed on the date of grant or vesting of such option. Rather, the individual will recognize as ordinary income on the date of option exercise an amount equal to the difference between the option's exercise price and the fair market value of the stock underlying the option on the date of option exercise. Any further gain or loss upon the subsequent sale or disposition of the shares underlying the option constitutes a capital gain or loss.

Stock Appreciation Rights

An individual who is granted a SAR will recognize ordinary income on the date the SAR is exercised in an amount equal to the difference between the SAR's exercise price and the fair market value of the shares underlying the SAR on the date of the SAR grant.

Restricted Stock

Unless an individual makes a timely election under section 83(b) of the Tax Code (as described below), an individual will recognize ordinary income on the fair market value of the restricted stock on the date of vesting. Any further gain or loss from the subsequent sale of such restricted stock constitutes capital gain or loss. If the individual makes a timely election under Section 83(b), the individual is taxed, at ordinary income rates, on the value of the restricted stock on the date of grant, and any further gain or loss on the subsequent sale of the stock constitutes a capital gain or loss.

Restricted Stock Units

An individual who is granted an RSU is taxed, at ordinary income tax rates, on the date the RSU is vested, in an amount equal to the value of the cash or shares underlying the RSU.

In general, the Company is entitled to a deduction in an amount equal to the ordinary income recognized by the individual.

New Plan Benefits

The number, amount and type of awards to be granted in the future to eligible persons under the 2007 Plan cannot be determined at this time. With the exception of the non-qualified stock options automatically granted to non-employee directors, awards under the 2007 Plan will be granted at the discretion of the Compensation Committee, and accordingly cannot be determined at this time. See the above section "Automatic Non-employee Director Awards" for a discussion of the automatic option grants to our non-employee directors under the 2007 Plan.

As of March 31, 2007, no awards had been granted under the 2007 Plan.

2007 Plan

Name and Position	Dollar Value ($)	Number of Shares
Willem P. Roelandts President, CEO and Chairman of the Board	0	0
Jon A. Olson Senior Vice President, Finance and Chief Financial Officer	0	0
Patrick W. Little Vice President, Worldwide Sales and Service	0	0
Boon C. Ooi Vice President, Worldwide Operations	0	0
Omid Tahernia Vice President and General Manager	0	0
All current executive officers, as a group	0	0
All Directors who are not executive officers, as a group	0	0
All employees who are not executive officers, as a group	0	0

Required Vote

Affirmative votes constituting a majority of Votes Cast will be required to ratify the amendment to increase the number of shares of Common Stock to be reserved for issuance under the 2007 Plan by 5,000,000 shares.

THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE AMENDMENT TO THE COMPANY'S 2007 PLAN TO INCREASE THE NUMBER OF SHARES OF COMMON STOCK TO BE RESERVED FOR ISSUANCE THEREUNDER BY 5,000,000 SHARES.

Equity Compensation Plan Information

The table below sets forth certain information as of fiscal year ended March 31, 2007 about the Company's Common Stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans including the ESPP:

	A	B	C
Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in Column A)
Equity Compensation Plans Approved by Security Holders			
1988 Stock Option Plan	1,119,000	10.81	0
1997 Stock Plan	54,757,000	31.56	23,582,000(1)
2007 Plan	0	N/A	10,000,000(2)
Employee Stock Purchase Plan	N/A	N/A	7,981,000
Total-Approved Plans	55,876,000	31.14	41,563,000
Equity Compensation Plans NOT Approved by Security Holders(3)			
Supplemental Stock Option Plan(4)	15,000	32.66	2,185,000
Total-All Plans	55,891,000	31.14	43,748,000

(1) The Company ceased issuing options under the 1997 Stock Plan as of April 1, 2007. The 1997 Stock Plan expired on May 8, 2007 and all available but unissued shares under this plan were cancelled. This number includes additional shares that became available under a five-year evergreen program that was approved by stockholders in 1999. The final allotment of 13,600,000 shares, approved by the Board on April 8, 2004, marked the end of the Company's five-year evergreen program.

(2) On July 26, 2006, the stockholders approved the adoption of the 2007 Plan and authorized 10,000,000 shares to be reserved for issuance thereunder. The new plan became effective on January 1, 2007, but no awards had been granted under the new plan as of March 31, 2007. The 2007 Plan replaced both the Company's 1997 Stock Plan which expired on May 8, 2007 and the Supplemental Stock Option Plan. All of the shares reserved for issuance under the 2007 Plan may be granted as stock options, SARs, restricted stock or RSUs.

(3) In November 2000, the Company acquired RocketChips. Under the terms of the merger, the Company assumed all of the stock options previously issued to RocketChips' employees pursuant to four (4) different stock option plans. A total of approximately 807,000 option shares were assumed by the Company. Of this amount, a total of 51,000 option shares, with an average weighted exercise price of $18.71, remained outstanding as of March 31, 2007. These option shares are excluded from the above table. All of the options assumed by the Company remain subject to the terms of the RocketChips' stock option plan under which they were issued. Subsequent to acquiring RocketChips, the Company has not made any grants or awards under any of the RocketChips' stock option plans and the Company has no intention to do so in the future.

(4) Under the Supplemental Stock Option Plan, options were granted to employees and consultants of the Company, however neither officers nor members of our Board were eligible for grants under the Supplemental Stock Option Plan. Only non-qualified stock options were granted under the Supplemental Stock Option Plan (that is, options that do not entitle the optionee to special U.S. income tax treatment) and such options generally expire not later than twelve (12) months after the optionee ceases to be an employee or consultant. Upon a merger of the Company with or into another company, or the sale of substantially all of the Company's assets, each option granted under the Supplemental Stock Option Plan may be assumed or substituted with a similar option by the acquiring company, or the outstanding options will become exercisable in connection with the merger or sale.

PROPOSAL FOUR

RATIFICATION OF APPOINTMENT OF EXTERNAL AUDITORS

The Audit Committee has selected Ernst & Young LLP, an independent registered public accounting firm, to audit the consolidated financial statements of Xilinx for the fiscal year ending March 29, 2008 and recommends that stockholders vote for ratification of such appointment. Although we are not required to submit to a vote of the stockholders the ratification of the appointment of Ernst & Young LLP, the Company, the Board and the Audit Committee, as a matter of good corporate governance, have determined to ask the stockholders to ratify the appointment. If the appointment of Ernst & Young LLP is not ratified, the Audit Committee will take the vote under advisement in evaluating whether to retain Ernst & Young LLP.

Representatives of Ernst & Young LLP attend meetings of the Audit Committee of the Board including executive sessions of the Audit Committee at which no members of Xilinx management are present. Ernst & Young LLP has audited the Company's financial statements for each fiscal year since the fiscal year ended March 31, 1984. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting. In addition, they will have an opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions from stockholders.

Fees Paid to Ernst & Young LLP

The following table shows the fees billed or to be billed for audit and other services provided by Ernst & Young LLP for fiscal years 2007 and 2006.

	2007	2006
Audit Fees	$2,545,000	$2,764,000
Audit-Related Fees	—	—
Tax Fees	146,000	111,000
All Other Fees	899,000	—
Total	$3,590,000	$2,875,000

Audit Fees

This category includes fees for the audit of the Company's annual financial statements and for the review of the Company's interim financial statements on Form 10-Q. This category also includes advice on any audit and accounting matters that arose during the annual audit, the review of interim financial statements and statutory audits required by non-U.S. jurisdictions. The fiscal year-over-year decrease in audit fees was primarily related to improvements in efficiencies associated with the Company's implementation of Section 404 of the Sarbanes-Oxley Act of 2002.

Audit-Related Fees

This category consists of assurance and related services that are reasonably related to the performance of the annual audit or interim financial statement review and are not reported under "Audit Fees." The Company did not incur any audit related fees in fiscal 2007 or fiscal 2006.

Tax Fees

This category consists of fees for tax compliance, tax advice and tax planning services.

All Other Fees

This category consists of services provided for the investigation of the Company's historical stock option-granting practices in the second quarter of fiscal 2007 and services provided in connection with the issuance of $1,000,000,000 of debentures in the fourth quarter of fiscal 2007.

Audit Committee's Pre-approval Policy and Procedures

During fiscal year 2004, the Audit Committee adopted policies and procedures for approval of financial audit (and audit-related), non-financial audit and tax consulting work performed by Ernst & Young LLP. Pursuant to its charter and those policies, the policy of the Audit Committee is that any and all services to be provided to the Company by Ernst & Young LLP are subject to pre-approval by the Audit Committee. The Audit Committee pre-approves statutory and annual audit fees, quarterly reviews and tax compliance fees at the beginning of the fiscal year. In its review of non-financial audit and tax consulting services, the Audit Committee considers whether the provision of such services are consistent with SEC guidance, and whether the service facilitates the performance of the financial audit, improves the Company's financial reporting process, and is otherwise in the public interest and compatible with maintaining Ernst & Young LLP's independence.

The Company did not waive its pre-approval policies and procedures during the fiscal year ended March 31, 2007.

THE BOARD RECOMMENDS A VOTE "FOR" THE RATIFICATION OF ERNST & YOUNG LLP AS THE COMPANY'S EXTERNAL AUDITORS FOR FISCAL YEAR 2008.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of Common Stock of the Company as of May 17, 2007, except as noted below, by (i) each stockholder known to the Company to be a beneficial owner of more than 5% of the Company's Common Stock, (ii) each of the Company's Directors, (iii) each of the named executive officers identified in the section entitled "Executive Compensation and Related Information" and (iv) all current Directors and executive officers as a group. The Company believes that each of the beneficial owners of the Common Stock listed below, based on information furnished by such beneficial owners, has sole voting power and sole investment power with respect to such shares, except as otherwise set forth in the footnotes below and subject to applicable community property laws.

Beneficial Owners	Amount and Nature of Beneficial Ownership	Percent of Class
Greater than 5% Stockholders		
Capital Research and Management Company 333 South Hope Street Los Angeles, CA 90071	43,472,900(1)	14.6%
Capital Group International, Inc. 11100 Santa Monica Boulevard Los Angeles, CA 90025	37,097,490(2)	12.5
T. Rowe Price Associates, Inc. 100 East Pratt Street Baltimore, MD 21202	36,678,706(3)	12.3
UBS AG Bahnhofstrasse 45 P.O. Box CH-8021 Zurich, Switzerland	30,823,099(4)	10.3
Directors		
Willem P. Roelandts	2,524,174(5)	*
John L. Doyle	135,052(6)	*
Jerald G. Fishman	95,045(7)	*
Philip T. Gianos	150,744(8)	*
William G. Howard, Jr.	200,045(9)	*
J. Michael Patterson	19,025(10)	*
Marshall C. Turner	2,250(11)	*
Elizabeth W. Vanderslice	85,273(12)	*
Named Executive Officers		
Kris Chellam	663,247(13)	*
Patrick W. Little	201,562(14)	*
Jon A. Olson	122,138(15)	*
Boon C. Ooi	172,324(16)	*
Richard W. Sevcik	11,199(17)	*
Omid Tahernia	171,988(18)	*
All current Directors and executive officers as a group (14 persons)	4,146,153(19)	1.4%

* Less than 1%

(1) Based on information contained in an amendment to Schedule 13G/A, reflecting stock ownership information as of December 29, 2006, which was filed by this stockholder pursuant to Section 13 of the Exchange Act ("Section 13"), on February 9, 2007. According to such filing, the stockholder disclaims beneficial ownership of the shares pursuant to Rule 13d-4 of the Exchange Act.

(2) Based on information contained in a Schedule 13G, reflecting stock ownership information as of December 29, 2006, which was filed by this stockholder pursuant to Section 13, on February 7, 2007. According to such filing, the stockholder disclaims beneficial ownership of the shares pursuant to Rule 13d-4 of the Exchange Act.

(3) Based on information contained in an amendment to Schedule 13G/A, reflecting stock ownership information as of December 31, 2006, which was filed by this stockholder pursuant to Section 13, on February 14, 2007. According to such filing, the stockholder disclaims beneficial ownership of the shares.

(4) Based on information contained in an amendment to Schedule 13G/A, reflecting stock ownership information as of December 30, 2006, which was filed by this stockholder pursuant to Section 13, on February 16, 2007. According to such filing, the stockholder disclaims beneficial ownership of the shares pursuant to Rule 13d-4 of the Exchange Act.

(5) Includes options to purchase 2,486,742 shares of Common Stock exercisable within 60 days from May 17, 2007.

(6) Includes options to purchase 132,052 shares of Common Stock exercisable within 60 days from May 17, 2007 and 3,000 shares held by the Doyle Family Trust.

(7) Consists of options to purchase shares of Common Stock exercisable within 60 days from May 17, 2007.

(8) Includes options to purchase 88,052 shares of Common Stock exercisable within 60 days from May 17, 2007 and 40 shares held by Mr. Gianos's son.

(9) Includes options to purchase 168,045 shares of Common Stock exercisable within 60 days from May 17, 2007.

(10) Includes options to purchase 17,625 shares of Common Stock exercisable within 60 days from May 17, 2007.

(11) Includes 750 shares held by Mr. Turner's spouse.

(12) Includes options to purchase 85,045 shares of Common Stock exercisable within 60 days from May 17, 2007 and 228 shares of Common Stock held in joint tenancy.

(13) Mr. Chellam retired from the Company in February 2007. Includes options to purchase 631,625 shares of Common Stock exercisable within 60 days from May 17, 2007, 30,597 shares of Common Stock held by the Chellam Family Trust and 1,025 shares of Common Stock held by Mr. Chellam's immediate family.

(14) Includes options to purchase 199,146 shares of Common Stock exercisable within 60 days from May 17, 2007.

(15) Includes options to purchase 120,000 shares of Common Stock exercisable within 60 days from May 17, 2007 and 2,138 shares of Common Stock held in a joint trust.

(16) Includes options to purchase 168,750 shares of Common Stock exercisable within 60 days from May 17, 2007.

(17) Mr. Sevcik retired from the Company in May 2006.

(18) Includes options to purchase 168,542 shares of Common Stock exercisable within 60 days from May 17, 2007.

(19) Includes options held by the executive officers and directors of the Company to purchase an aggregate of 3,976,076 shares of Common Stock exercisable within 60 days from May 17, 2007.

DIRECTOR INDEPENDENCE, BOARD MEETINGS AND COMMITTEES

The following table reflects the current composition of the Company's standing Audit Committee, Compensation Committee, Nominating and Governance Committee, and Committee of Independent Directors.

	Audit Committee	Compensation Committee	Nominating and Governance Committee	Committee of Independent Directors
Non-Employee Directors:				
John L. Doyle	Chair			X
Jerald G. Fishman			X	X*
Philip T. Gianos		Chair		X
William G. Howard, Jr.			X	X
J. Michael Patterson	X	X		X
Marshall C. Turner	X			X
Elizabeth W. Vanderslice		X	Chair	X
Employee Director:				
Willem P. Roelandts				

* *Lead Independent Director*

Director Independence

The NASDAQ listing standards require that a majority of the members of a listed company's board of directors must qualify as "independent" as affirmatively determined by its board of directors. Our Board annually reviews information relating to the members of our Board to ensure that a majority of our Board is independent under the NASDAQ Marketplace Rules and the rules of the SEC. After review of all relevant transactions and relationships between each Director, his or her family members and entities affiliated with each Director and Xilinx, our senior management and our independent registered public accounting firm, our Board has determined that seven (7) of our eight (8) nominees for Director are independent directors as defined in Rule 4200 of the NASDAQ Marketplace Rules and in Rule 10A-3 of the Exchange Act. Mr. Roelandts, our Chairman and Chief Executive Officer, is not an independent director within the meaning of the NASDAQ Marketplace Rules or the rules of the SEC because he is an employee of Xilinx.

In making a determination of the independence of the nominees for Director, the Board reviewed relationships and transactions occurring since the beginning of fiscal 2005 between each Director, his or her family members and entities affiliated with each Director and Xilinx, our senior management and our independent registered public accounting firm. In making its determination, the Board applied the standards for independence set forth by NASDAQ and the SEC. In each case, the Board determined that, because of the nature of the relationship or the amount involved in the transaction, the relationship did not impair the Director's independence. The transactions listed below were considered by the Board in its independence determinations.

Mr. Fishman is employed as an executive officer and is a director of a company with which Xilinx does business, and until May 2006, Mr. Turner was employed as an executive officer of a company with which Xilinx does business. Xilinx's transactions with these companies occurred in the normal course of business and the amount that Xilinx paid in each fiscal year to these companies for goods and services represented less than 1% of such company's annual revenue, and the amount received by Xilinx in each fiscal year for goods and services from each such company represented less than 1% of Xilinx's annual revenue.

Each of Messrs. Doyle, Fishman, Patterson, and Turner and Dr. Howard is, or was during the previous three (3) fiscal years, a non-management director of one (1) or more other companies that has done business with Xilinx. All of the transactions with these companies occurred in the normal course of business in the purchase or supply of goods or services.

Meetings

The Company's Board held a total of eleven (11) meetings during the fiscal year ended March 31, 2007. All Directors are expected to attend each meeting of the Board and the committees on which he or she serves, and are also expected to attend the Annual Meeting. With the exception of Dr. Howard, all Directors attended the 2006 annual meeting of stockholders. No Director attended fewer than 75% of the aggregate of all meetings of the Board or its Committees on which such Director served during the fiscal year. The Board holds four (4) pre-scheduled meetings per fiscal year.

Committees

The Board has a standing Audit Committee, Compensation Committee, Nominating and Governance Committee and Committee of Independent Directors (the "Committees"). The Board has determined that each Director currently serving on these Committees and who served on the Committees in fiscal 2007 is "independent" in accordance with NASDAQ Marketplace Rule 4200(a)(15) and Rule 10A-3 of the Exchange Act. The Board and its Committees have authority to engage independent advisors and consultants and have used such services. Each of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee, is subject to charters approved by the Board, which are posted on the investor relations page of the Company's website at www.investor.xilinx.com under "Corporate Governance."

Audit Committee

The members of the Audit Committee during fiscal 2007 were John L. Doyle, William G. Howard and J. Michael Patterson. On April 16, 2007, Marshall C. Turner replaced Dr. Howard on the Audit Committee. During fiscal 2007, the Audit Committee held twelve (12) meetings and met twice with members of the special committee convened during fiscal 2007 to investigate our stock option granting practices. The Audit Committee assists the Board in fulfilling its oversight responsibilities to the stockholders relating to the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, and the audit process. The Board has determined that each Audit Committee member is able to read and understand fundamental financial statements as required by the corporate governance listing standards of NASDAQ. The Audit Committee operates in accordance with a written charter adopted by the Board, which complies with NASDAQ and SEC listing standards.

The Board has further determined that each current member of the Audit Committee qualifies as an "audit committee financial expert" as defined by SEC rules. Stockholders should understand that this designation is a disclosure requirement of the SEC related to the Audit Committee members' individual experience and understanding with respect to certain accounting and auditing matters. The designation does not impose upon any of the Audit Committee members any duties, obligations or liabilities that are greater than those generally imposed on each of them as members of the Board nor alter the duties, obligations or liability of any other member of the Board.

Compensation Committee

The Compensation Committee, which consists of Philip T. Gianos, J. Michael Patterson and Elizabeth W. Vanderslice, met eleven (11) times during fiscal 2007. The Compensation Committee has responsibility for establishing the compensation policies of the Company. The Committee determines the compensation of the Company's Board and other executive officers and has exclusive authority to grant options to executive officers under the 1997 Stock Plan and the 2007 Plan. The Compensation Committee evaluates the CEO's performance and makes recommendations to the Board for final determination of CEO compensation, including base salary, incentive pay and equity. The CEO is not present during the Committee's or Board's deliberations and voting on CEO compensation, but may be present during voting and deliberations related to compensation of other executive officers. For further information about the processes and procedures for the consideration and determination of executive compensation, please refer to the section of this proxy statement entitled "Executive Compensation and Related Information – Compensation Discussion and Analysis."

The Board has further determined that each member of the Compensation Committee is an "outside director" as that term is defined in Section 162(m) of the Tax Code.

Nominating and Governance Committee

The Nominating and Governance Committee, which currently consists of Elizabeth W. Vanderslice, Jerald G. Fishman and William G. Howard, Jr., met four (4) times during fiscal 2007. The Nominating and Governance Committee has responsibility for nominating individuals to serve as members of the Board, and to establish policies affecting corporate governance. The Nominating and Governance Committee, among other things, makes suggestions regarding the size and composition of the Company's Board and nominates directors and executive officers for election. The Board believes in bringing a diversity of cultural backgrounds and viewpoints to the Board and desires that its Directors and nominees possess critical skills in the areas of semiconductor design and marketing, manufacturing, systems, software and finance. These factors, and any other qualifications considered useful by the Board, are reviewed in the context of an assessment of the perceived needs of the Board at a particular point in time. As a result, the priorities and emphasis of the Nominating and Governance Committee may change from time to time to take into account changes in business and other trends, and the portfolio of skills and experience of current and prospective Board members. Therefore, while focused on the achievement and the ability of potential candidates to make a positive contribution with respect to such factors, the Nominating and Governance Committee has not established any specific minimum criteria or qualifications that a director or nominee must possess. The Board remains apprised of qualified individuals who may be considered as Board candidates in the future.

As necessary and as part of its annual evaluation of current Board members, the Nominating and Governance Committee considers the skills and viewpoints previously mentioned as desirable director qualifications, any job changes, the amount of time each Director spends on Xilinx matters and to what extent, if any, other commitments the Directors may have outside of Xilinx impact the Director's service to Xilinx. In connection with its evaluation of Board composition, the Nominating and Governance Committee also considers rotating Directors' positions on the Board Committees.

Consideration of new Board nominee candidates typically involves a series of internal discussions, review of information concerning candidates and interviews with selected candidates. In fiscal 2007, the Company did not employ a search firm or pay fees to other third parties in connection with seeking or evaluating Board nominee candidates. The Nominating and Governance Committee will consider candidates proposed by stockholders using the same process it uses for a candidate recommended by a member of the Board, an employee, or a search firm, should one be engaged. A stockholder seeking to recommend a prospective nominee for the Nominating and Governance Committee's consideration should submit the candidate's name and qualifications by mail addressed to the Corporate Secretary, Xilinx, Inc., 2100 Logic Drive, San Jose, CA 95124, sent by email to corporate.secretary@xilinx.com, or faxed to the Corporate Secretary at (408) 377-6137.

Committee of Independent Directors

During fiscal 2006, the independent Directors formed the Committee of Independent Directors in which all independent Directors participate. This Committee met four (4) times during fiscal 2007. The Committee's principal focus is succession planning but it also addresses other topics as deemed necessary and appropriate. The Committee of Independent Directors typically meets outside the presence of management.

BOARD OF DIRECTORS — PRINCIPLES OF CORPORATE GOVERNANCE

Overview

The Company and the Board, through its Nominating and Governance Committee, regularly review and evaluate the Company's corporate governance principles and practices. On February 7, 2007, the Nominating and Governance Committee discussed the Company's Significant Corporate Governance Principles. The Significant Corporate Governance Principles, the charters for each of the Board's Committees, and each of the Company's Code of Conduct and the Directors' Code of Ethics are posted on the investor relations page of the Company's website at www.investor.xilinx.com. Printed copies of these documents are also available to stockholders upon written request addressed to the Corporate Secretary, Xilinx, Inc., 2100 Logic Drive, San Jose, CA 95124 or by email at corporate.secretary@xilinx.com.

Board Composition and Governance

The Board believes there should be a substantial majority of independent Directors on the Board. The Board also believes that it is useful and appropriate to have members of management as Directors, including the CEO. Independent Directors are given an opportunity to meet outside the presence of members of management, and hold such meetings regularly.

All Directors are elected annually at the annual stockholder meeting. In response to a successful stockholder proposal for election of directors by majority vote standard, on May 3, 2006, the Board amended the Company's Bylaws to provide for the election of Directors in an uncontested election by the majority of votes cast regarding each nominee. In contested elections, Directors will be elected by the plurality standard whereby those Directors with the highest number of votes cast are elected. Any existing Director that receives more "against" votes than "for" votes will tender his or her resignation to the Board. The Board will announce its decision with regard to the resignation within 120 days following the certification of election results.

The Board conducts an annual evaluation of its performance. The process varies from year-to-year, including self-evaluations and/or one-on-one meetings with the chairpersons of the Nominating and Governance Committee and the Compensation Committee and the Lead Independent Director. Results of the evaluation are formally presented to the Board. The Board has made changes in Board procedures based on feedback from the process.

Lead Independent Director

It is the written policy of the Board that if the Chairman is also the CEO of the Company, the Board will designate an independent Director to serve as Lead Independent Director, who is responsible for coordinating the activities of the independent Directors, as well as other duties, including chairing the meetings of the Committee of Independent Directors. When Mr. Roelandts became the Chairman of the Company's Board on August 7, 2003, Jerald G. Fishman assumed the role of Lead Independent Director. The Board's Nominating and Governance Committee reviews the position of Lead Independent Director and identifies the Director who serves as Lead Independent Director.

Board Service Limits and Terms

The Board has set a limitation on the number of public boards on which a Director may serve to three (3) for any CEO and four (4) for all other Directors.

The Board believes that term limits on Directors' service and a mandatory retirement age do not serve the best interests of the Company. While such policies could help ensure that fresh ideas and new viewpoints are addressed by the Board, such limits have the disadvantage of losing the contribution of Directors who over time have developed increased insight and knowledge into the Company's operations and who remain active and contributing members of the Board. The Board evaluation process plays a significant role in determining our Nominating and Governance Committee's recommendation regarding Board tenure.

Change of Principal Occupation or Association

When a Director's principal occupation or business association changes substantially during his or her tenure as Director, that Director shall tender his or her resignation for consideration by the Nominating and Governance Committee. The Nominating and Governance Committee will recommend to the Board the action, if any, to be taken with respect to the resignation.

Director Education

The Company offers internal and external course selections for new-Director orientation as well as continuing education. On a rotating basis, Directors will regularly attend director education programs, including Institutional Shareholder Services-accredited courses, and report back to the entire Board on key learnings.

Stock Ownership Requirements

The Board has established the following minimum stock ownership guidelines for Directors, the CEO and other executive officers:

- 4,000 shares for non-employee Directors;
- 50,000 shares for the CEO; and
- 15,000 shares for executive officers.

Individuals have five (5) years to meet the ownership requirements; for existing Directors, the CEO and executive officers, the ownership requirements must be attained by June 1, 2011. New directors and executive officers must meet the requirements within five (5) years of their initial grant date.

Succession Planning

The Board plans for succession to the position of the Chairman of the Board and the CEO, as well as other senior management positions. The Nominating and Governance Committee keeps the Board apprised of external and internal candidates. To assist the Board, the Chairman and CEO annually provides the Board with an assessment of senior managers and of their potential to succeed him. He also provides the Board with an assessment of considered potential successors to certain senior management positions.

Internal Audit

The Company's Internal Audit function reports to the Audit Committee of the Board and administratively to the Company's Chief Financial Officer.

Anonymous Reporting and Whistleblower Protection

The Company's Code of Conduct includes protections for employees who report violations of the Code of Conduct, other policies, laws, rules and regulations. The Company has implemented an Internet-based anonymous reporting process for employees to report violations they do not otherwise bring directly to management. The site can be accessed from the Company's intranet as well as from any Internet connection or telephone around the world.

Codes of Conduct and Ethics

The Company has adopted a Code of Conduct applicable to the Company's Directors and employees, including the Company's CEO, Chief Financial Officer ("CFO") and its principal accounting personnel. The Code of Conduct includes protections for employees who report violations of the Code of Conduct and other improprieties and includes an anonymous reporting process to provide employees with an additional channel to report any perceived violations. Independent Directors receive notification of violations reported through the anonymous reporting process. The Chief Compliance Officer provides a quarterly report to the Audit Committee of incident reports identified through the anonymous reporting process and otherwise as necessary.

The Audit Committee has approved the adoption of the Financial Executives International Code of Financial Ethics by the Company's finance managers which supplements the employee Code of Conduct.

The Board has adopted a separate Code of Ethics pertaining particularly to the Board which covers topics including insider trading, conflicts of interests, financial reporting and compliance with other laws.

A waiver of any violation of the Code of Conduct by an executive officer or Director and a waiver of any violation of the Directors' Code of Ethics may only be made by the Board. The Company will post any such waivers on its website under the Corporate Governance page of www.investor.xilinx.com. No waivers were requested or granted in the past year.

Stockholder Value

The Board is cognizant of the interests of the stockholders and accordingly has adopted the following provisions:

- All employee stock plans are submitted to the stockholders for approval prior to adoption;
- The 1997 Stock Plan and the 2007 Plan include provisions that prohibit repricing of options including by canceling and issuing new options without prior approval of stockholders; and
- The Company is committed to keeping dilution under its stock plans for employees under 3%.

Stockholder Communications to the Board

Stockholders may initiate any communication with the Company's Board in writing and send them addressed in care of the Company's Corporate Secretary, at Xilinx, Inc., 2100 Logic Drive, San Jose, CA 95124, sent by e-mail to corporate.secretary@xilinx.com, or faxed to the Corporate Secretary at (408) 377-6137. The name of any specific intended recipient, group or committee should be noted in the communication. The Board has instructed the Corporate Secretary to forward such correspondence only to the intended recipients; however, the Board has also instructed the Corporate Secretary, prior to forwarding any correspondence, to review such correspondence and, in his discretion, not to forward certain items if they are deemed of a commercial or frivolous nature or otherwise inappropriate for the Board's consideration. In such cases, and as necessary for follow up at the Board's direction, correspondence may be forwarded elsewhere in the Company for review and possible response. This centralized process will assist the Board in reviewing and responding to stockholder communications in an appropriate manner.

COMPENSATION OF DIRECTORS

In fiscal 2007, the Company paid each of its non-employee Directors serving on its Board $30,000 per year for service as a Director. Chairpersons of the Compensation and Nominating and Governance Committees received an additional $10,000 per year and the Chairperson of the Audit Committee received an additional $15,000 per year. Other than the chairpersons, members of the Compensation and Nominating and Governance Committees received an additional $3,000 per year and the members of the Audit Committee received an additional $5,000 per year. The Lead Independent Director also received an additional $10,000 per year. All payments were made on a quarterly basis. Effective for fiscal 2008, the Board approved an increase in non-employee Directors' fees from $30,000 to $60,000 annually.

The Company's 1997 Stock Plan provides for an automatic grant of non-qualified options to non-employee Directors of the Company. Each eligible non-employee Director is automatically granted an initial option to purchase 36,000 shares of Common Stock on the date of the Director's first Board or Committee meeting after becoming a Director and an additional option to purchase 12,000 shares of Common Stock on an annual basis thereafter. Under the 1997 Stock Plan, Director options are granted with an exercise price equal to the fair market value of the Company's Common Stock on the date of grant and currently vest over four (4) years. In the event of a change in control in which the successor corporation does not assume or substitute for the options, all of the options vest. The Company ceased issuing options under the 1997 Stock Plan as of April 1, 2007. The 1997 Stock Plan expired on May 8, 2007 and all available but unissued shares under this plan were cancelled.

In 2006, the Company adopted the 2007 Plan. Under the 2007 Plan, commencing on April 1, 2007, each eligible non-employee Director will automatically be granted an initial option to purchase 36,000 shares of Common Stock on the date of the Director's first Board or Committee meeting after becoming a Director, and an additional option to purchase 18,000 shares of Common Stock on the first trading day of January each year, provided that the Director has served on the Board for a minimum of six (6) months. Under the 2007 Plan, Director options are granted with an exercise price equal to the fair market value of the Company's Common Stock on the date of grant and currently vest over four (4) years.

Directors who are actively employed as executives by the Company receive no additional compensation for their service as Directors. Mr. Roelandts is currently the only employee Director of the Company.

Director Compensation for Fiscal 2007

The following table provides information on director compensation in fiscal 2007.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
John L. Doyle	45,000	—	137,064(2)	—	—	—	182,064
Jerald G. Fishman	44,717	—	137,064(2)	—	—	—	181,781
Philip T. Gianos	40,000	—	137,064(2)	—	—	—	177,064
William G. Howard, Jr.	36,856	—	137,064(2)	—	23,157(3)	—	197,077
J. Michael Patterson	36,283	—	118,726(2)	—	—	—	155,009
Marshall C. Turner	250	—	433(2)(4)	—	—	—	683
Elizabeth W. Vanderslice	41,283	—	137,064(2)	—	21,001(3)	—	199,348

(1) Amounts shown do not reflect compensation actually received by the Director. Instead, the amounts shown are the compensation costs recognized by the Company in fiscal 2007 for option awards as determined pursuant to Statement of Financial Accounting Standards (SFAS) 123(R), "Share-Based Payment" ("SFAS 123(R)"), discounting forfeiture assumptions. These compensation costs reflect option awards granted in and prior to fiscal 2007, except for the amount for Mr. Turner, which reflects compensation costs only for his sole option award which was granted in fiscal 2007. The assumptions used to calculate the value of option awards are set forth under Note 3 of the Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2007.

(2) Reflects the compensation cost recognized by the Company in fiscal 2007 for all outstanding stock option grants. Includes options to purchase 12,000 shares of our Common Stock granted on January 3, 2007 at an exercise price of $23.61 per share with a fair value of $106,049 as of the date of grant. The following aggregate number of option awards were outstanding as of March 31, 2007: Mr. Doyle 168,052; Mr. Fishman, 119,045: Mr. Gianos, 112,052; Dr. Howard, 192,045; Mr. Patterson, 51,000; Mr. Turner, 36,000; and Ms. Vanderslice, 109,045.

(3) Represents fiscal 2007 earnings under the Company's non-qualified deferred compensation plan. For more information about this plan see the section entitled "Compensation Components—Deferred Compensation Plan."

(4) Reflects the compensation cost recognized by the Company in fiscal 2007 for a stock option grant with a fair value of $316,562 as of the date of grant for options to purchase 36,000 shares of our Common Stock granted on March 29, 2007 at an exercise price of $25.53 per share.

EXECUTIVE COMPENSATION AND RELATED INFORMATION

Compensation Discussion and Analysis

Overview of Compensation Program

Our compensation programs are designed to support our business goals and to promote both short-term and long-term growth. This section of the proxy statement explains our compensation programs in general, and how they operate with respect to our named executive officers in particular. Our "named executive officers" are those individuals who served in fiscal 2007 as the Company's CEO, CFO, each of the next three (3) most highly compensated executive officers and two (2) former executive officers, as required under SEC rules.

Role of the Compensation Committee

The Compensation Committee of the Board (the "Compensation Committee"), in consultation with the CEO, is responsible for establishing the Company's compensation and benefits philosophy and strategy. The CEO is the only executive officer of the Company involved in recommending the amount or form of executive compensation. The Compensation Committee also determines and oversees the general compensation policies of the Company as well as sets specific compensation levels for corporate officers, including the named executive officers. The Compensation Committee also reviews and makes recommendations to the Board regarding the compensation of the CEO. In determining compensation strategy, the Compensation Committee reviews market competitive data to ensure that the Company is able to attract and retain quality employees, including the named executive officers. The Compensation Committee has the authority to engage its own independent advisors to assist in carrying out its responsibility and has done so, as described under the section below entitled "Performance to be Rewarded and Procedural Approaches to Accomplish Compensation Objectives," but may not delegate its authority to such advisors.

Overview of Elements of Compensation

The Company uses the elements of cash and equity incentives to achieve its compensation objectives. The cash component of compensation is intended to reflect market competitiveness as well as to compensate for the duties assigned to the particular executive. Equity awards are designed to be long-term stock incentives and are intended to provide officers with a stake in the success of the business and encourage creation of stockholder value. Generally, the types of compensation and benefits provided to the CEO are similar to the compensation and benefits provided to our other executive officers. The Compensation Committee strives to ensure that the total compensation paid to the named executive officers is fair, reasonable and competitive.

Compensation Philosophy and Objectives

The primary objectives of the Compensation Committee with respect to determining executive compensation are (1) to attract, motivate and retain talented employees at all levels; (2) to align executives' interests with those of stockholders; and (3) to align executives' compensation with their level of performance and, therefore, to compensate executives based on a "pay for performance" philosophy with the ultimate objective of improving stockholder value.

To achieve these objectives, the Compensation Committee has implemented and maintains compensation plans that tie a significant portion of executives' overall compensation to our financial performance, including the Company's operating profit and revenue, and the trading price of our Common Stock. Overall, the total compensation opportunity is intended to create an executive compensation program that is targeted at the median competitive levels of comparable companies and, in particular, as described more fully below, the Compensation Committee examines the compensation structures and levels of companies that are in a similar industry to us, are of roughly similar size, have similar growth expectations and compete for the same talent.

The Company maintains a bonus program applicable to executives, including the named executive officers, which is called Pay for Xilinx Performance ("PXP"), described in greater detail below. Compensation under the PXP program varies with our financial performance. Quarterly bonus payments to executives decrease when the Company does not meet its financial targets and increase when the Company meets or exceeds its financial targets. This design is intended to accomplish the Company's goal of aligning executives' interests with those of stockholders by encouraging the executives to work diligently toward the success of the Company. Bonus payments are made quarterly in order to reinforce the Company's "pay for performance" philosophy by rewarding employees in "real time" for Company performance in each fiscal quarter.

The Company further seeks to advance its objective of aligning executives' interests with the interests of stockholders through its 2007 Plan. The purpose of the 2007 Plan is to promote the success of our businesses by encouraging equity ownership in the Company. In particular, the 2007 Plan provides officers with incentive to exert maximum effort toward the success of the Company and to participate in such success through acquisition and retention of our Common Stock.

Stock ownership guidelines also apply to the named executive officers. Specifically, the ownership guideline applicable to the CEO is 50,000 shares and to other executive officers, including named executive officers, generally, is 15,000 shares. For further information on our stock ownership policy, see the section below entitled "Equity Grant Procedures and Guidelines."

Performance to be Rewarded and Procedural Approaches to Accomplish Compensation Objectives

The Compensation Committee believes that the executive compensation provided by the Company to its executives, including the named executive officers, should include both cash and stock-based compensation that rewards performance as measured against established goals.

To aid in its periodic examination and determination of executive compensation, the Compensation Committee has retained the consulting services of Mr. Matt Ward of Radford Surveys + Consulting ("Radford") to assist in its review of independent compensation data such as public company proxy statements and the Radford Executive Compensation Survey in setting executive compensation. In our survey of market data, we focus on companies meeting all or some of the following criteria: (i) they operate in a similar industry as the Company; (ii) they are of roughly similar size (as measured by revenues and aggregate market capitalization) as the Company; (iii) they have growth expectations similar to those of the Company; and (iv) they are companies against whom the Company competes for talent. For fiscal 2007, the peer group companies that were considered are as follows:

- Altera Corporation
- Analog Devices, Inc.
- Broadcom Corporation
- Cypress Semiconductor Corporation
- Fairchild Semiconductor International, Inc.
- Linear Technology Corporation
- LSI Corporation
- Maxim Integrated Products, Inc.
- Microchip Technology Incorporated
- Qualcomm Incorporated
- Synopsys, Inc.

Data on the compensation practices of the above-mentioned peer group generally is gathered through searches of publicly available information, including publicly available databases. Publicly available information does not typically include information regarding target cash compensation, so the Company relies on a compensation survey prepared by Radford to benchmark target cash compensation levels against the above peer group. Peer group data is gathered with respect to base salary, bonus targets and equity awards. It does not include deferred compensation benefits or generally available benefits, such as 401(k) plans or health care coverage.

The Compensation Committee evaluates annually the performance of the CEO in light of the goals and objectives of the Company's executive compensation plans, and determines and approves, and recommends to the Board for its approval, the CEO's compensation level based on this evaluation. The Compensation Committee uses objective data to determine the CEO's compensation, and compares the data to competitive ranges following statistical analysis and review of subjective policies and practices, including assessment of the CEO's achievements, and a review of compensation paid to chief executive officers of the peer group companies. In determining the long-term incentive component of the CEO's compensation, the Compensation Committee considers all relevant factors, including the Company's performance and relative stockholder return, the value of similar awards to chief executive officers of the peer group companies, the awards given to the CEO in prior years, and formal feedback from the independent directors and the CEO's direct reports. The CEO is not present at either Compensation Committee or Board level deliberations concerning his compensation. However, the CEO assists the Compensation Committee in establishing the Company's compensation and benefits philosophy and strategy for its executives and also makes specific recommendations to the Compensation Committee with respect to the individual compensation for each of the executive officers, including the named executive officers.

In addition, with respect to the other named executive officers, the Compensation Committee annually reviews their performance in light of the goals and objectives of the Company, and determines and approves their compensation. The Compensation Committee considers all relevant factors in determining the appropriate level of such compensation, including each executive officer's performance during the year, specifically an officer's accomplishments, areas of strength and areas for development. The review of the performance and compensation of each named executive officer is conducted annually during the period commencing on or about the middle of May which is called our "Focal Review Period." During this period, the CEO and members of the Company's human resources department document each named executive officer's performance during the year based on the CEO's knowledge of each named executive officer's performance, individual self-assessment and feedback provided by the named executive officer's peers and direct reports. The CEO also reviews the compensation data gathered from compensation surveys and makes a recommendation to the Compensation Committee on each named executive officer's compensation.

Compensation Components

Our executive compensation is divided into the following components:

Base Salary. The Company provides the named executive officers and other employees with base salary to compensate them for services rendered during the fiscal year. As noted above, base salaries for our executive officers, including named executive officers, are reviewed and adjusted annually. In determining the base salaries of executive officers, including the named executive officers, the Compensation Committee considers a number of criteria, including the officer's performance during the prior year, base salary during the prior year, scope of responsibility, breadth of knowledge and individual achievements. In addition, in our determination of executive officers' base salaries, we review the base salaries being paid to executive officers in comparable positions at companies of similar size and internal review of the executive's compensation, both individually and relative to other executive officers. The comparable companies used in this analysis are the same peer group companies identified in the discussion above regarding our survey of market data. Determination of base salary is not made in accordance with a strict formula which measures weighted qualitative and quantitative factors, but rather is based on objective data synthesized to competitive ranges and to internal policies and practices, including review of the foregoing criteria, all of which are considered when making the determination of base salary. Generally, we believe that executive officers' base salaries should be targeted at the median of the range of salaries for executives in similar positions and with similar responsibilities at comparable companies in line with our compensation philosophy. We expect that the Compensation Committee will adopt the same analysis for fiscal year 2008.

Incentive Opportunities/Compensation. Most of our employees, including the named executive officers, are eligible to participate in our PXP program. This program provides for a cash bonus calculated as a percentage of the named executive officer's base salary. In fiscal 2007, bonus targets for all named executive officers other than the CEO ranged from 60% to 70% of their base salary, and the bonus target for the CEO was 90% of his base salary.

Bonuses under the PXP program are determined using three (3) components, each carrying a different weight in determining the ultimate bonus amount: (i) the Company's operating profit, 40% weighting, (ii) actual Company revenue compared with the revenue goal set at the beginning of the applicable quarter, 40% weighting, and (iii) achievement of an annual strategic objective, described below, 20% weighting. These same components are used to determine the CEO's bonus amount, but with the following weighting: (i) the Company's operating profit, 33 and 1/3% weighting, (ii) actual Company revenue compared with the revenue goal set at the beginning of the applicable quarter, 33 and 1/3% weighting, and (iii) an annual strategic objective, described below, 33 and 1/3% weighting. The achievement level of these components is determined each quarter following the Company's quarterly earnings release. Under the PXP program, the operating profit and revenue components are subject to a multiplier that reduces or increases that component of PXP program, depending upon performance results, and may result in participants receiving less than or more than their target percentages. The operating profit multiplier may increase no greater than 0.2 for each percentage point above target. In addition, under the PXP program, the revenue multiplier may increase no greater than 0.15 for each five (5) percentage points of revenue performance above the Company's goal set at the beginning of the quarter.

The annual strategic objective component is tied to key Company initiatives such as product quality, customer satisfaction and market segment share. Individual performance is considered. The strategic objective component is approved by the CEO with respect to the executive officers other than the CEO himself. For the CEO, the Compensation Committee recommends an appropriate strategic objective to the Board, which then has final approval. For fiscal 2007, the Compensation Committee recommended that the CEO's strategic objective for fiscal 2007 should be comprised of two (2) key goals of (i) restructuring the organization and (ii) notable improvement in the embedded and DSP business efforts of the Company. At the time the strategic goals for the named executive officers under the PXP program were set, the Compensation Committee believed that the goals would be difficult but achievable with significant effort. In fiscal 2007, as a group, the named executive officers (other than the CEO) received between 25% and 43% of their respective base salaries as a bonus under the PXP program and the CEO received 62% of his base salary as a bonus under the PXP program.

Long-Term Equity Incentive Program. Equity grants are a key element of the Company's market-competitive total compensation package. We provide long-term incentive compensation through the award of stock options that vest over multiple years. We make most equity grants on an annual basis in connection with the annual performance review and adjustment cycle. Stock options were granted to our named executive officers during our 2007 fiscal year under our 1997 Stock Plan, which expired on May 8, 2007. These options have a ten-year term, vest over a four-year period of continued employment and have an exercise price equal to 100% of the closing price of the shares underlying the options on the date of grant. Our equity compensation program is intended to align the interests of our officers with those of our stockholders by creating an incentive for our officers to maximize stockholder value. The equity compensation program is also designed to encourage our officers to remain employed with the Company despite a very competitive marketplace. The Company targets the value of its equity awards to be in the median of the peer group companies mentioned above. In fiscal 2007, the named executive officers received stock option grants during our annual Focal Review Period. These grants were made by the Compensation Committee or Board, as appropriate, taking into consideration the various factors set forth above, including market-competitiveness, individual performance during the year and the need to provide long term incentives.

The Company's 2007 Plan was approved by stockholders in July 2006 and became effective January 1, 2007. The purpose of the plan is to attract and retain the services of employees, including the named executive officers, as well as consultants and non-employee directors, and to promote the success of our business through equity ownership. Grants of equity awards by the Compensation Committee under the 2007 Plan are intended to provide employees, including the named executive officers, with an incentive to exert maximum effort for our success and to participate in that success through acquisition of our Common Stock. The 2007 Plan provides participants with a proprietary interest in the Company through the granting of options, RSUs, SARs and restricted stock. To date, no grants have been made to the named executive officers under the 2007 Plan. Under the 2007 Plan, the exercise price of our options may not be less than 100% of the closing price of the shares underlying the option on the date of grant and all options granted have a maximum term of seven (7) years.

Elected officers of the Company receive certain acceleration of vesting as follows: options outstanding under our 1988 and 1997 Stock Plans are credited with one (1) year of vesting in the event an elected officer voluntary resigns after attaining age fifty-five (55) and with at least five (5) years of service to the Company as an elected officer. The 2007 Plan does not provide for automatic acceleration of vesting under any circumstance.

Deferred Compensation Plan. The Company maintains a non-qualified deferred compensation plan which allows eligible employees, including executive officers and members of the Board, to voluntarily defer receipt of a portion or all of his/her salary, cash bonus payment or directorship fees, as the case may be, until the date or dates elected by the participant, thereby allowing the participating employee or director to defer taxation on such amounts. This deferred compensation plan is offered to highly compensated employees and non-employee directors in order to allow them to defer more compensation than they would otherwise be permitted to defer under a tax-qualified retirement plan, such as our 401(k) Plan. Further, the Company offers the deferred compensation plan as a competitive practice to enable it to attract and retain top talent by providing employees with an opportunity to save in a tax efficient manner.

Amounts credited to the deferred compensation plan consist only of cash compensation that has been earned and payment of which has been deferred by the participant. Under the deferred compensation plan, the Company is obligated to deliver on a future date the deferred compensation credited to the relevant participant's account, adjusted for any positive or negative investment results from investment alternatives selected by the participant under the deferred compensation plan (the "Obligations"). The Obligations are unsecured general obligations of the Company and rank in parity with other unsecured and subordinated indebtedness of the Company. The Obligations are not transferable, except upon death of a participant. All earnings under the deferred compensation plan are based on the market performance of the investments selected at the direction of the individual participant.

In addition, the Company, acting through the Board, may make discretionary contributions to the accounts of one (1) or more deferred compensation plan participants. In fiscal 2007, there were no discretionary contributions made by the Company to the deferred compensation plan accounts. The deferred compensation plan is evaluated for competitiveness in the marketplace from time to time, but the level of benefits provided is not typically taken into account in determining an executive's overall compensation package for a particular year.

The ESPP, Retirement Benefits under the 401(k) Plan, Executive Health Benefits and Generally Available Benefit Programs. As described in greater detail in Proposal Two, the Company maintains the ESPP, under which generally all employees are able to purchase our Common Stock through payroll deductions at a discounted price. We believe that the participation in the ESPP promotes the success of the Company through broad-based equity ownership among employees. The Compensation Committee further believes that the ESPP is an integral part of the Company's overall benefit program and is intended to encourage executives to exert maximum effort toward ensuring the success of the Company and to participate in that success through acquisition of our Common Stock.

We also maintain a tax-qualified 401(k) Plan, which provides for broad-based employee participation. Under the 401(k) Plan, the Company makes discretionary contributions to the 401(k) Plan based on a formula under which a specific flat dollar amount is allocated to each eligible employee according to the attainment of certain specific operating profit margins each quarter, as determined by the Company.

The Company also offers a number of other benefits to the named executive officers pursuant to benefits programs that provide for broad-based employee participation. These benefits include medical, dental and vision insurance, long-term and short-term disability insurance, life and accidental death and dismemberment insurance, health and dependent care flexible spending accounts, business travel insurance, educational assistance, employee assistance and certain other benefits. The terms of these benefits are essentially the same for all eligible employees. The Company shares the cost of health and welfare plans with its employees, a cost that is dependent on the level of benefits coverage that each employee elects.

The ESPP, 401(k) Plan and other generally available benefit programs allow the Company to remain competitive for employee talent, and the Company believes that the availability of the benefit programs generally enhances employee productivity and loyalty. The main objectives of the Company's benefits programs are to give our employees access to quality healthcare, financial protection from unforeseen events and assistance in achieving retirement financial goals in compliance with applicable legal requirements. These generally available benefits typically do not specifically factor into decisions regarding an individual executive's total compensation or equity award package.

Historically, as a matter of practice, we have provided post-retirement health benefits to retiring executive officers, who have attained at least age fifty-five (55) and who have served as an elected officer for at least five (5) years. These benefits have included continued medical and dental coverage for the retiring executive and his/her eligible dependents until the executive reaches age sixty-five (65) or becomes eligible for other benefits. The Compensation Committee believes that providing post-retirement benefits to executive officers encourages continued and long-term service to the Company in the years when the executives are most experienced and rewards the executives for such long service.

On an annual basis, the Company benchmarks its overall benefits programs, excluding our 401(k) Plan and deferred compensation plan, against our peers, using the Radford survey data. The Company generally targets its overall benefits programs, excluding the 401(k) Plan and deferred compensation plan, in the median of the market in which it competes for employees which the Company believes allows us to remain competitive in attracting and retaining talent. We analyze changes to our benefits programs in light of the overall objectives of the program, including the effectiveness of the retention and incentive features of such programs and our targeted percentile range.

In addition to the compensation components described above, and consistent with our compensation philosophy, we intend to continue to maintain market-competitive executive benefits for officers, including our named executive officers; provided, however, that the Compensation Committee may revise, amend, or add to the officer's executive benefits and perquisites if it deems advisable such as to remain competitive with comparable companies and/or to retain individuals who are critical to the Company. We believe these benefits and perquisites are currently at competitive levels for comparable companies.

Employment and Separation Agreements with Named Executive Officers

Employment Letter Agreement with Willem P. Roelandts. Under an employment letter agreement we entered into with the CEO, dated January 5, 1996, in the event his employment is terminated without cause (as defined in the letter agreement) within one (1) year following a change in control (as defined in the letter agreement), he will be eligible for two (2) years of each of (i) his base pay, (ii) his target bonus and (iii) medical and dental insurance. In addition, all of his unvested stock options will vest and become immediately exercisable. We provided these potential payments and benefits to the CEO under his letter agreement for the purpose of ensuring his cooperation with and commitment to the continued success of the Company during and following a change in control if such an event were to occur.

Potential Payments Upon Change in Control and Termination of CEO's Employment. Under his employment agreement, the CEO will receive certain compensation as set forth above. Assuming the Company had experienced a change in control and the CEO's employment had terminated without cause on March 30, 2007, the last business day of the Company's fiscal year, the CEO would have received the following severance benefits under his employment agreement: (i) a lump sum payment of $1,545,000, consisting of two (2) times his annual salary for fiscal 2007, (ii) a lump sum payment of $1,318,000, consisting of two (2) times his target bonus for fiscal 2007, (iii) medical and dental insurance for two (2) years valued at $20,000 and (iv) acceleration of the vesting of stock options to purchase an aggregate of 399,000 shares of Common Stock. Based on the difference between the weighted average exercise price of the options and $25.73, the closing price of our Common Stock on March 30, 2007, the net value of these options would be $583,000.

Employment Letter Agreement with Jon A. Olson. Under an employment letter agreement that we entered into with the CFO on June 2, 2005, in the event the Company experiences a change in control within two (2) years from the date of employment commencement and the CFO is terminated without cause within one (1) year of such change in control of the Company, he will be eligible for one (1) year of each of: (i) his base pay, (ii) his target bonus and (iii) medical and dental insurance. In addition, the number of unvested stock options that would have vested had the CFO remained employed with us for an additional year from his termination date will vest and become immediately exercisable upon such change in control. As in the case of the CEO, this arrangement was entered into with the CFO to ensure his cooperation with and commitment to the continued success of the Company during and following a change in control, in the event such were to occur.

Potential Payments Upon Change in Control and Termination of CFO's Employment. Under his employment agreement, the CFO will receive certain compensation as set forth above. Assuming the Company had experienced a change in control and the CFO's employment had terminated without cause on March 30, 2007, the last business day of the Company's fiscal year, the CFO would have received the following severance benefits under his employment agreement: (i) a lump sum payment of $381,000, consisting of his annual salary for fiscal 2007, (ii) a lump sum payment of approximately $227,000, consisting of his target bonus for fiscal 2007, (iii) medical and dental insurance for one (1) year valued at approximately $10,000 and (iv) acceleration of the vesting of one (1) additional year of stock options to purchase an aggregate of 70,000 shares of Common Stock. Based on the difference between the weighted average exercise price of the options and $25.73, the closing price of our Common Stock on March 30, 2007, the net value of these options would be $62,000.

Separation Agreement with Richard Sevcik. On May 2, 2006, the Company entered into a separation agreement with Richard W. Sevcik, Executive Vice President and General Manager, who retired effective May 15, 2006. Under this agreement, the Company agreed to: (i) pay Mr. Sevcik the sum of $48,000 per month for a period of ten (10) months commencing on June 15, 2006, provided Mr. Sevcik does not provide services to certain companies in the business of programmable logic, as outlined in such agreement; (ii) accelerate the vesting of outstanding options that would have vested had Mr. Sevcik continued in employment with us through May 15, 2007; and (iii) pay the company portion of medical and dental coverage for Mr. Sevcik and his spouse until he reaches the age of sixty-five (65) or becomes eligible under another plan, whichever is earlier. Based on the difference between the weighted average exercise price of Mr. Sevcik's accelerated options to purchase an aggregate of 90,811 shares of Common Stock and $27.52, the closing price of our Common Stock on May 15, 2006, the net value of these options would be $176,654. Assuming the Company pays for medical and dental coverage until Mr. Sevcik reaches the age of sixty-five (65), the net present value of such coverage will be approximately $26,000. The agreement also provides for a general release in favor of the Company, as well as continued confidentiality and limited non-competition obligations by Mr. Sevcik.

Separation Agreement with Kris Chellam. On February 26, 2007, the Company entered into a separation agreement with Kris Chellam, Senior Vice President, Corporate and Enterprise Services, who retired effective February 28, 2007. Under this agreement, the Company agreed to: (i) pay Mr. Chellam a lump sum of $48,100 after August 28, 2007; (ii) accelerate the vesting of outstanding options that would have vested had Mr. Chellam continued in employment with us through February 28, 2008; (iii) extend until December 31, 2007 the deadline for Mr. Chellam to exercise his vested stock options; and (iv) pay the company portion of medical and dental coverage for Mr. Chellam and his spouse until he reaches the age of sixty-five (65) or becomes eligible under another plan, whichever is earlier. Based on the difference between the weighted average exercise price of Mr. Chellam's accelerated options to purchase an aggregate of shares of Common Stock and $25.62, the closing price of our Common Stock on February 28, 2007, the net value of these options would be $32,563. Assuming the Company pays for medical and dental coverage until Mr. Chellam reaches the age of sixty-five (65), the net present value of such coverage will be approximately $37,000. The agreement also provides for a general release in favor of the Company, as well as continued confidentiality obligations by Mr. Chellam. In addition, the agreement provides that Mr. Chellam will provide consulting services to the Company on an as needed basis from March 1, 2007 through December 31, 2007 and will be entitled to receive $250 per hour for such services.

None of the other named executive officers have severance or change in control agreements with the Company.

Equity Grant Procedures and Guidelines

Our equity program is a broad-based, long-term retention program that is intended to allow us to attract and retain talented employees and align stockholder and employee interests. Generally, we review the performance and compensation levels of executives, including the named executive officers, during the annual Focal Review Period and grants of equity awards are made to executives following such review (on or about July 1 of each year).

We have conducted an internal review of our equity granting procedures to ensure that our procedures satisfy both our objectives and all applicable compliance requirements. To this end, the Company has adopted written procedures for the grant of equity awards. With respect to grants to employees and officers, including named executive officers, the Compensation Committee reserves the authority to make grants at such time and with such terms as it deems appropriate in its discretion, subject to the terms of the 2007 Plan. Generally, grants of equity awards are made to officers based on and in connection with the annual review during the Focal Review Period. However, the Compensation Committee has and does grant equity awards at its scheduled meetings or by unanimous written consent for new hires and promotions. Grants approved during scheduled meetings become effective and are priced as of the date of approval or a pre-determined future date. For example, new hire grants are effective as of the later of the date of approval or the newly hired employee's start date. Grants approved by unanimous written consent become effective and are priced as of the date the last signature is obtained or as of a predetermined future date. The Company has not granted, nor does it intend in the future to grant, equity awards to executives in anticipation of the release of material nonpublic information that is likely to result in changes to the price of the Company's Common Stock, such as a significant positive or negative earnings announcement. Similarly, the Compensation Committee has not timed, nor does it intend in the future to time, the release of material nonpublic information based on equity award grant dates. In any event, because equity compensation awards typically vest over four-year periods, the effect of any immediate increase in the price of the Company's Common Stock following grant is minimal.

The Board of Directors has delegated to the CEO and CFO limited authority to approve equity award grants to non-officer employees pursuant to the terms of the 2007 Plan, and subject to the provisions of pre-determined guidelines. Specifically, with respect to non-officer employees, our annual focal awards will be granted on or about July 1 of each year (or if such day is not a business day, the first business day thereafter), and other equity awards will generally be granted on the 10th day of the month, or if such day is not a business day, the first business day thereafter that the Company's stock is traded. The Compensation Committee is responsible for determining and granting all equity awards to executive officers.

Under the 2007 Plan, the exercise price of options and stock appreciation rights may not be less than 100% of the closing price of the shares underlying such options and stock appreciation rights on the date of grant.

The Compensation Committee is in the process of considering a policy for seeking the return (claw-back) from executive officers of stock sales proceeds to the extent that they had been inflated due to financial results that later had to be restated.

Stock Ownership Guidelines. We have adopted stock ownership guidelines for our officers, including named executive officers, in order to more closely align the interest of our officers and those of our stockholders. Under these guidelines, the ownership guideline applicable to the CEO is 50,000 shares and the guideline applicable to other executive officers, including the named executive officers, is 15,000 shares. Executive officers holding such positions on the date our guidelines were adopted must meet these ownership requirements by June 1, 2011 and new executive officers must meet these guidelines within five (5) years after such individual's receipt of his or her initial grant.

Tax and Accounting Considerations

Deductibility of Executive Compensation. It is our policy generally to qualify compensation paid to executive officers for deductibility under Section 162(m) of the Tax Code. Section 162(m) of the Tax Code places a limit of $1,000,000 on the amount of compensation that the Company may deduct in any one (1) year with respect to each of its CEO and next four (4) most highly paid executive officers. Our stockholder-approved equity plans are qualified so that awards under these plans constitute performance-based compensation not subject to the limit under Section 162(m) of the Tax Code. A portion of the cash payments we make under the PXP program may not be deductible under Section 162(m) of the Tax Code. The Compensation Committee intends to continue to evaluate the effects of the Tax Code and related U.S. Treasury regulations and the advisability of qualifying its executive compensation for deductibility of such compensation. To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, however, the Compensation Committee has not adopted a policy that all compensation must be deductible.

Taxation of "Parachute" Payments and Deferred Compensation. Section 280G and other related sections of the Tax Code sections provide that executive officers, directors who hold significant stockholder interests and certain other service providers could be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of the Company that exceeds certain limits, and that the Company or its successor could lose a deduction on the amounts subject to the additional tax. The Company has not provided any executive officer with a gross-up or other reimbursement for tax amounts the executive might pay pursuant to Section 280G.

Section 409A of the Tax Code also imposes additional significant taxes in the event that an executive officer, director or service provider receives "deferred compensation" that does not meet the requirements of Section 409A. To assist in the avoidance of additional tax under Section 409A, the Company structured its non-qualified deferred compensation plan and structures its equity awards in a manner intended to comply with the applicable Section 409A requirements.

Accounting for Stock-Based Compensation. Effective April 2, 2006, the Company has expensed stock option grants under SFAS 123(R). SFAS 123(R) requires companies to include the fair value of equity compensation as a compensation expense in their income statements. In 2006, the Company adopted the 2007 Plan, in part to give it the flexibility to grant such other forms of equity-based compensation to enable it to control compensation expense, as necessary.

Summary Compensation Table for Fiscal 2007

The following table provides compensation information for the named executive officers during fiscal 2007.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards (1) ($)	Non-Equity Incentive Plan Compensation (2) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation (3) ($)	Total ($)
Willem P. Roelandts, President, CEO and Chairman of the Board	2007	772,500	—	—	2,762,729	476,813	430,803	2,042	4,444,887
Jon A. Olson, Senior Vice President and Chief Financial Officer	2007	381,250	—	—	650,207	164,161	27,918	1,500	1,225,036
Patrick W. Little, Vice President, Worldwide Sales and Services	2007	356,250	—	—	724,399	143,450	0	8,700	1,232,799
Boon C. Ooi, Vice President, Worldwide Operations	2007	290,250	—	—	545,935	114,777	129,276	1,500	1,081,738
Omid Tahernia, Vice President and General Manager	2007	303,750	—	—	744,955	116,603	0	1,500	1,166,808
Kris Chellam, Senior Vice President, Corporate and Enterprises Services(4)	2007	352,116	—	—	981,635	87,605	4,446	1,200	1,427,002
Richard W. Sevcik, Executive Vice President and General Manager(5)	2007	74,005	—	—	1,240,952	0	0	480,000	1,794,957

(1) Amounts shown do not reflect compensation actually received by the named executive officer. Instead, the amounts shown are the compensation costs recognized by the Company in fiscal 2007 for option awards as determined pursuant to SFAS 123(R), discounting forfeiture assumptions. These compensation costs reflect option awards granted in and prior to fiscal 2007. The assumptions used to calculate the value of option awards are set forth under Note 3 of the Notes to Consolidated Financial Statements included in Xilinx's Annual Report on Form 10-K for the fiscal year ended March 31, 2007.

(2) Amounts represent bonuses earned for services rendered in fiscal 2007.

(3) Unless otherwise indicated, the amounts in this column consist of Company contributions under its 401(k) Plan. In addition, Mr. Little received $7,200 of car allowance and Mr. Sevcik received $480,000 in connection with his retirement and separation from Xilinx effective May 15, 2006.

(4) Mr. Chellam joined the Company in July 1998 and retired in February 2007.

(5) Mr. Sevcik joined the Company in April 1997 and retired in May 2006.

Grants of Plan-Based Awards for Fiscal 2007

The following table provides information on equity awards granted to our named executive officers during fiscal 2007.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1) Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options(2) (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(3) ($)
Willem P. Roelandts. .	07/03/06	—	—	—	—	220,000	22.80	1,982,002
	Annual	—	659,000	—	—	—	—	—
Jon A. Olson	07/03/06	—	—	—	—	80,000	22.80	720,728
	Annual	—	227,000	—	—	—	—	—
Patrick W. Little	07/03/06	—	—	—	—	20,000	22.80	180,182
	Annual	—	201,000	—	—	—	—	—
Boon C. Ooi	07/03/06	—	—	—	—	45,000	22.80	405,410
	Annual	—	161,000	—	—	—	—	—
Omid Tahernia	07/03/06	—	—	—	—	60,000	22.80	540,546
	Annual	—	165,000	—	—	—	—	—
Kris Chellam.	07/03/06	—	—	—	—	40,000	22.80	360,364
Richard W. Sevcik . . .	—	—	—	—	—	—	—	—

(1) All possible payouts will be made under the PXP program, which awards are based on future Company performance and are not determinable at this time. There are no thresholds or maximums under the fiscal 2007 PXP program. For more information regarding the Company's PXP program, see "Compensation Components—Incentive Opportunities/Compensation."

(2) Each option reported in this column was granted pursuant to the 1997 Stock Plan and vests over a period of four (4) years from the date of grant in equal monthly increments, subject to continued employment. The option awards reported in this column are also reported in the Summary Compensation Table.

(3) The value of a stock option award is based on the fair value as of the grant date of such award determined pursuant to SFAS 123(R). The exercise price for all options granted to the named executive officers is 100% of the fair market value of the shares on the grant date. The option exercise price has not been deducted from the amounts indicated above. Regardless of the value placed on a stock option on the grant date, the actual value of the option will depend on the market value of the Company's Common Stock at such date in the future when the option is exercised. The proceeds to be paid to the individual following this exercise do not include the option exercise price.

Outstanding Equity Awards at Fiscal Year-End 2007

The following table provides information on outstanding stock options held by the named executive officers as of March 31, 2007. Unless otherwise indicated below, each stock option reported in the table below vests and becomes exercisable over a period of four (4) years, with the shares subject to the option vesting in equal monthly increments beginning on the date ten (10) years prior to the expiration date reported for such option in the table below, subject to continued employment with the Company.

	Option Awards				
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Willem P. Roelandts	360,000	—	—	9.9688	04/01/08
	18,972	—	—	9.9844	10/15/08
	600,000	—	—	21.8125	04/01/09
	20,400	—	—	24.7500	04/15/09
	175,000	—	—	77.6250	04/03/10
	300,000	—	—	33.1250	04/02/11
	268	—	—	37.7700	08/15/11
	268	—	—	39.0400	08/31/11
	268	—	—	32.3300	09/17/11
	269	—	—	23.5300	09/28/11
	179	—	—	29.8800	10/15/11
	179	—	—	30.4200	10/31/11
	178	—	—	37.5700	11/15/11
	179	—	—	36.1100	11/30/11
	179	—	—	41.4000	12/17/11
	180	—	—	39.0500	12/31/11
	150,000	—	—	37.5700	11/15/11
	400	—	—	38.8900	02/15/12
	1,073	—	—	38.8900	02/15/12
	150,000	—	—	42.4600	04/01/12
	293,750	6,250	—	23.4900	04/01/13
	218,750	81,250	—	40.1100	04/05/14
	91,667	128,333	—	25.4800	07/01/15
	36,667	183,333	—	22.8000	07/03/16
Jon A. Olson	87,500	112,500	—	25.6600	06/27/15(1)
	13,333	66,667	—	22.8000	07/03/16
Patrick W. Little	100,000	—	—	24.4600	04/15/13(1)
	2,438	562	—	35.4300	12/15/13
	36,458	13,542	—	40.1100	04/05/14
	9,167	10,833	—	27.0500	05/16/15
	8,333	11,667	—	25.4800	07/01/15
	12,500	27,500	—	27.5400	12/14/15
	10,833	29,167	—	28.2000	02/08/16
	3,333	16,667	—	22.8000	07/03/16

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Awards Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Boon C. Ooi	125,000	25,000	—	35.1100	11/17/13(1)
	16,667	23,333	—	25.4800	07/01/15
	7,500	37,500	—	22.8000	07/03/16
Omid Tahernia	122,708	67,292	—	27.5000	08/16/14(1)
	12,500	17,500	—	25.4800	07/01/15
	10,000	50,000	—	22.8000	07/03/16
Kris Chellam	150,000	—	—	8.9063	12/31/07(1)
	80,000	—	—	21.8125	12/31/07
	50,000	—	—	77.6250	12/31/07
	75,000	—	—	33.1250	12/31/07
	129	—	—	37.7700	12/31/07
	105	—	—	39.0400	12/31/07
	70	—	—	32.3300	12/31/07
	58	—	—	23.5300	12/31/07
	78	—	—	29.8800	12/31/07
	78	—	—	30.4200	12/31/07
	79	—	—	37.5700	12/31/07
	20,000	—	—	37.5700	12/31/07
	78	—	—	36.1100	12/31/07
	78	—	—	41.4000	12/31/07
	56	—	—	39.0500	12/31/07
	400	—	—	38.8900	12/31/07
	80,000	—	—	42.4600	12/31/07
	100,000	—	—	23.4900	12/31/07
	95,833	—	—	40.1100	12/31/07
	38,750	—	—	25.4800	12/31/07
	15,833	—	—	22.8000	12/31/07
Richard W. Sevcik	—	—	—	—	—

(1) Each stock option reported above vests and becomes exercisable over a period of four (4) years, with 25% of the shares subject to the option vesting nine (9) years prior to the expiration date reported for such option in the table above which is also the first anniversary of the date of grant (the "Initial Vesting Date"), and the remainder of the shares vesting in equal monthly increments over the three (3) years following the Initial Vesting Date, subject to continued employment with the Company.

Option Exercises and Stock Vested for Fiscal 2007

The following table provides information on stock option exercises by the named executive officers during fiscal 2007.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise(1) ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Willem P. Roelandts	200,100	1,988,192	—	—
Jon A. Olson	—	—	—	—
Patrick W. Little	—	—	—	—
Boon C. Ooi	—	—	—	—
Omid Tahernia	—	—	—	—
Kris Chellam	100,000	1,974,370	—	—
Richard W. Sevcik	443,000	5,846,057	—	—

(1) The value realized equals the difference between the option exercise price and the fair market value of the Company's Common Stock on the date of exercise, multiplied by the number of shares for which the option was exercised.

Nonqualified Deferred Compensation for Fiscal 2007

The following table provides information on non-qualified deferred compensation for the named executive officers during fiscal 2007.

Name	Executive Contributions in Last FY(1) ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY(2) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Willem P. Roelandts	352,179	—	430,803	—	3,921,414
Jon A. Olson	333,694	—	27,918	—	446,536
Patrick W. Little	—	—	—	—	—
Boon C. Ooi	312,528	—	129,276	—	1,217,142
Omid Tahernia	—	—	—	—	—
Kris Chellam	—	—	4,446	29,812	36,168
Richard W. Sevcik	—	—	—	—	—

(1) Amounts in column consist of salary and/or bonus earned during fiscal 2007, which is also reported in the Summary Compensation Table.

(2) The deferred compensation in a participant's account is fully vested and is credited with positive or negative investment results based upon investment alternatives selected by the participant under the plan (the "Obligations"). The Obligations are unsecured general obligations of the Company and rank in parity with other unsecured and subordinated indebtedness of the Company. The Obligations are not transferable, except upon death of the Participant. In fiscal 2007, there were no discretionary contributions made by the Company to any deferred compensation plan accounts.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with the management of the Company and, based on such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and, through incorporation by reference from this proxy statement, the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2007.

The Compensation Committee
—Phillip T. Gianos, Chairman
—J. Michael Patterson
—Elizabeth W. Vanderslice

The foregoing Report of the Compensation Committee is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of Xilinx under the Securities Act of 1933, as amended (the "Securities Act,") or under the Exchange Act, whether made before or after the date of this proxy statement and irrespective of any general incorporation language in any such filing.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee oversees the Company's financial reporting process on behalf of the Board. It assists the Board in fulfilling its oversight responsibilities to the stockholders relating to the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, and the audit process. While the Audit Committee sets the overall corporate tone for quality financial reporting, management has the primary responsibility for the preparation, presentation and integrity of the Company's financial statements and implementation of the reporting process including the systems of internal controls and procedures designed to reasonably assure compliance with accounting standards, applicable laws and regulations. In accordance with the law, the Audit Committee has ultimate authority and responsibility to select, compensate, evaluate and, when appropriate, replace the Company's independent auditors. The Charter of the Audit Committee can be found at www.investor.xilinx.com under "Corporate Governance."

The Company's external auditors, Ernst & Young LLP, are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and expressing opinions on the conformity of the Company's audited financial statements to generally accepted accounting principles in the United States, management's assessment of the effectiveness of the Company's internal control over financial reporting and the effectiveness of the Company's internal control over financial reporting. In carrying out its responsibilities, the Audit Committee is empowered to investigate any matter with full access to all books, records, facilities and personnel of the Company and has the power to retain outside counsel or other experts for this purpose. The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or certify the activities of management and the independent auditors.

In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited consolidated financial statements for the fiscal year ended March 31, 2007 with management and Ernst & Young LLP, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. The Audit Committee also discussed with Ernst & Young LLP, matters required to be discussed by Statement on Auditing Standards No. 61, as amended by Statement on Auditing Standards No. 90 (Communications with Audit Committees). In addition, the Audit Committee has received and reviewed the written disclosures and the letter from Ernst & Young LLP, required by the Independence Standards Board Standard No. 1, (Independence Discussions with Audit Committees), and has discussed with them their independence from the Company and its management.

The Audit Committee also reviewed and discussed with management its assessment and report on the effectiveness of the Company's internal control over financial reporting as of March 31, 2007, which it made using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. The Audit Committee has also reviewed and discussed with Ernst & Young LLP its attestation report on management's assessment of internal control over financial reporting and its audit of and report on the Company's internal control over financial reporting. The Company published these reports in its Annual Report on Form 10-K for the fiscal year ended March 31, 2007.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2007 for filing with the SEC.

Audit Committee of the Board of Directors
—John L. Doyle, Chairman
— J. Michael Patterson
— Marshall C. Turner

The foregoing Audit Committee report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of Xilinx under the Securities Act or under the Exchange Act, whether made before or after the date of this proxy statement and irrespective of any general incorporation language in any such filing.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation Committee are Philip T. Gianos, J. Michael Patterson and Elizabeth W. Vanderslice. No member of the Compensation Committee is, or was during fiscal 2007, an officer or employee of the Company or any of its subsidiaries or was formerly an officer of the Company or any of its subsidiaries. No member of the Compensation Committee is, or was during fiscal 2007, an executive officer of another company whose board of directors has a comparable committee on which one of the Company's executive officers serves. For further discussion regarding transactions with related parties, see the section above entitled "Director Independence, Board Meetings and Committees."

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership of such securities with the SEC. Officers, directors and greater than 10% beneficial owners are required by applicable regulations to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, based solely upon a review of the copies of such reports furnished to the Company, and written representations from certain reporting persons that no other reports were required, the Company believes that its officers, directors and greater-than-10% stockholders complied with all Section 16(a) filing requirements during the 2007 fiscal year.

RELATED TRANSACTIONS

Our Audit Committee is responsible for reviewing and approving all related party transactions. Related parties include any of our directors or executive officers, certain of our stockholders and their immediate family members. This obligation is set forth in writing in the Audit Committee charter. The Audit Committee reviews related party transactions due to the potential for a conflict of interest. A conflict of interest arises when an individual's personal interest interferes with the Company's interests. All transactions identified through our disclosure controls and procedures as potential related party transactions, or transactions that may create a conflict of interest or the appearance of a conflict of interest, are brought to the attention of the Audit Committee for its review. In reviewing related party transactions, the Audit Committee applies the standards set forth in the Company's Code of Conduct and the Directors' Code of Ethics which provide that directors, officers and employees are to avoid any activity, investment or association that would cause or even appear to cause a conflict of interest. Copies of the Audit Committee Charter, the Code of Conduct and the Directors' Code of Ethics are available on our website at http://www.investor.xilinx.com under "Corporate Governance." For further discussion regarding transactions with related parties, see the section above entitled "Director Independence, Board Meetings and Committees."

OTHER MATTERS

Analog Devices, Inc. ("ADI") disclosed in its Form 10-K filed on November 30, 2004 that the SEC had initiated an inquiry into its stock option granting practices, focusing on options that were granted shortly before the issuance of favorable financial results, and has updated disclosure regarding this matter in subsequent reports. According to such disclosures, Mr. Fishman and ADI have entered into a tentative settlement agreement with the SEC which addresses both ADI's disclosure regarding granting of options to its employees and directors prior to the release of favorable financial results, as well as the grant dates for options granted to ADI employees and officers in specific years. Under the tentative settlement agreement, which remains subject to review and approval by the SEC, ADI would consent to a cease-and-desist order under Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, pay a civil money penalty of $3,000,000 and reprice options granted to Mr. Fishman and other directors in certain years. In addition, Mr. Fishman would consent to a cease-and-desist order under Section 17(a)(2) and (3) of the Securities Act, pay a civil money penalty of $1,000,000, and would make a disgorgement payment with respect to options granted in certain years. ADI and Mr. Fishman would settle this matter without admitting or denying the SEC's findings. For more information on the contemplated settlement by ADI and Mr. Fishman, please refer to ADI's disclosures on the matter, including, without limitation, those included in its Quarterly Report on its Form 10-Q filed on May 22, 2007.

The Company knows of no other matters to be submitted to the meeting. If any other matters properly come before the meeting, it is the intention of the persons named in the enclosed proxy card to vote the shares they represent as the Board may recommend.

THE BOARD OF DIRECTORS

Dated: May 30, 2007

2007 corporate directory

XILINX®

BOARD OF DIRECTORS

Willem P. Roelandts
President, Chief Executive Officer and
Chairman of the Board of Directors,
Xilinx, Inc.

John L. Doyle
Consultant and
Chair of the Audit Committee
of the Board of Directors, Xilinx, Inc.

Jerald G. Fishman
President and Chief Executive Officer,
Analog Devices, Inc.
Lead Independent Director

Philip T. Gianos
General Partner, InterWest Partners and
Chair of the Compensation Committee
of the Board of Directors, Xilinx, Inc.

William G. Howard, Jr.
Consultant

J. Michael Patterson
Consultant

Marshall C. Turner
Consultant

Elizabeth W. Vanderslice
Chair of the Nominating and
Governance Committee of the
Board of Directors, Xilinx, Inc.

ELECTED CORPORATE OFFICERS

Willem P. Roelandts
President, Chief Executive Officer and
Chairman of the Board of Directors

Shelly Begun
Vice President,
Worldwide Human Resources

Ivo Bolsens
Vice President and
Chief Technical Officer

Keith A. Chanroo
Vice President and acting
General Counsel and Secretary

Kevin J. Cooney
Vice President and
Chief Information Officer

Patrick W. Little
Vice President,
Worldwide Sales and Services

Paul McCambridge
Vice President International

Iain M. Morris
Executive Vice President and
General Manager

Jon A. Olson
Senior Vice President, Finance and
Chief Financial Officer

Boon C. Ooi
Vice President,
Worldwide Operations

Omid Tahernia
Vice President and
General Manager

Vincent L. Tong
Vice President,
Quality and Reliability

Sandeep S. Vij
Vice President,
Worldwide Marketing

CORPORATE INFORMATION

Independent Auditors
Ernst & Young LLP
San Jose, CA

Common Stock
As of May 3, 2007, there were approximately 1,012 stockholders of record. Since many holders' shares are listed under their brokerage firms' names, the actual number of stockholders is estimated by the Company to be over 110,000.

Inquiries Concerning the Company
If you have questions regarding Xilinx's operations, recent results or historical performance, or if you wish to receive an investor package, please contact:

Xilinx, Inc.
Investor Relations
2100 Logic Drive
San Jose, CA 95124
www.investor.xilinx.com
Email: ir@xilinx.com

Copies of the Xilinx Annual Report including the Report on Form 10-K are available to all stockholders upon request without charge.

Transfer Agent and Registrar
Please send change of address and other correspondence to:
Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
www.computershare.com
Phone: (781) 575-2879

Annual Meeting
The Xilinx annual meeting of stockholders will be held at 11:00 a.m. on August 9, 2007 at Xilinx, Inc., 2050 Logic Drive, San Jose, CA 95124.

Dividend Information
Xilinx currently pays a quarterly common stock dividend. Please refer to the Dividend FAQ page on www.investor.xilinx.com for more information regarding our stock dividend program. Xilinx does not currently offer a Dividend Reinvestment or Direct Purchase Program.

Twelve Month Closing Stock Price Range:
April 2006 to March 2007: $19.60 - $29.31

Shares Outstanding at Fiscal Year End:
295,901,708 shares

Average Daily Trading Volume Fiscal 2007:
approximately 7.0 million shares

Corporate Headquarters
Xilinx, Inc.
2100 Logic Drive
San Jose, CA 95124-3400
United States of America
Tel: (408) 559-7778

European Headquarters
Xilinx Ireland
Logic Drive
Citywest Business Campus
Saggart, County Dublin
Ireland
Tel: (353) 1-464-0311

Asia Pacific Headquarters
Xilinx Asia Pacific Pte. Ltd.
5 Changi Business Park Vista
Singapore 486040
Tel: (65) 6407-3000

Xilinx, Inc.
2100 Logic Drive
San Jose, CA 95124-3400
408-559-7778

END